Exhibit 99.6

INDENTURE

Dated as of September 6, 2018

Among

CONCORDIA INTERNATIONAL CORP.

THE GUARANTORS PARTY HERETO

and

GLAS TRUST COMPANY LLC

as Trustee

8.000% FIRST LIEN SENIOR SECURED NOTES DUE 2024

i

Exhibit A	Form of Note
Exhibit B	Form of Certificate of Transfer
Exhibit C	Form of Certificate of Exchange
Exhibit D	Form of Supplemental Indenture to Be Delivered by Subsequent Guarantors

INDENTURE, dated as of September 6, 2018, among CONCORDIA INTERNATIONAL CORP. (formerly known as Concordia Healthcare Corp.), a corporation continued under the laws of Canada (the “Company”), the Guarantors (as defined herein) party hereto and GLAS Trust Company LLC (“GLAS”), a limited liability company organized and existing under the laws of the State of New Hampshire, as Trustee.

W I T N E S S E T H:

WHEREAS, the Company, Concordia Healthcare (Canada) Limited (“CHCL”) and certain of the Company’s other subsidiaries  have completed a recapitalization transaction (the “Recapitalization Transaction”) pursuant to that certain Plan of Arrangement (the “Plan”) filed by the Company and CHCL in the proceeding captioned CV-17-584836-00CL and commenced in the Ontario Superior Court of Justice (Commercial List) under section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, and Rules 14.05(2) and 14.05(3) of the Rules of Civil Procedure on October 20, 2017;

WHEREAS, pursuant to the Plan, the Company has borrowed initial term loans under the Credit Agreement (as defined below) from certain lenders, consisting of (i) $799,406,000 in aggregate principal amount of term loans denominated in U.S. dollars and (ii) €222,836,000 in aggregate principal amount of term loans denominated in euros;

WHEREAS, pursuant to the Plan, the Company has duly authorized the creation and issue of $299,972,000 in aggregate principal amount of 8.000% First Lien Senior Secured Notes due 2024 (the “Initial Notes”); and

WHEREAS, pursuant to the Plan, the Company and each of the Guarantors have duly authorized the execution and delivery of this Indenture.

NOW, THEREFORE, the Company, the Guarantors and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders.

ARTICLE 1
 DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01       Definitions.

“144A Global Note” means a Global Note substantially in the form of Exhibit A attached hereto, bearing the Global Notes Legend, the Canadian Restricted Legend (if applicable), the Private Placement Legend and the OID Legend (if applicable) and deposited with or on behalf of, and registered in the name of, the Depositary or its nominee that will be issued in a denomination equal to the outstanding principal amount of the Notes sold in reliance on Rule 144A.

“Accounting Change” means any change in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the International Accounting Standards Board as adopted by the Chartered Professional Accountants of Canada.

“Acquired Debt” means Debt (1) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary pursuant to a Permitted Acquisition or otherwise, or (2) assumed in connection with a Permitted Acquisition.  Acquired Debt shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such Permitted Acquisition.

“Additional Notes” means additional Notes (other than the Initial Notes) issued from time to time under this Indenture in accordance with Sections 2.01, 4.09 and 4.12, as part of the same series as the Initial Notes whether or not they bear the same “CUSIP” number.

“Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person.  For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings that correspond to the foregoing.

“After-Acquired Property” means property (other than Excluded Property) acquired by the Company or a Guarantor that is not automatically subject to a perfected security interest under the Collateral Documents, which the Company or such Guarantor will provide a Lien over such property (or, in the case of a new Guarantor, such of its property) in favor of the Collateral Trustee for the benefit of the Priority Lien Secured Parties (including the First Priority Notes Secured Parties) (so long as any First Priority Credit Documents are outstanding, only to the extent that such assets secure any First Priority Credit Obligations) and deliver certain certificates and opinions in respect thereof, all as and to the extent required by this Indenture, the Collateral Trust Agreement, the Intercreditor Agreements or the other Collateral Documents.

“Agent” means any Registrar, Paying Agent or Custodian.

“Applicable Premium” means, with respect to a Note on any applicable redemption date, the greater of:

(1)           1.0% of the then outstanding principal amount of the Note; and

(2)           the excess, if any, of:

(a)           the present value at such redemption date of the sum of (i) the Redemption Price of the Note at September 6, 2020 (such Redemption Price being set forth in Section 3.07(d)) plus (ii) all required interest payments due on the Note through September 6, 2020 (excluding accrued and unpaid interest, if any, to, but not including, the applicable redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)           the then outstanding principal amount of the Note.

“Applicable Procedures” means, with respect to any matter at any time relating to a Global Note or beneficial interest therein, the rules and procedures of the Depositary for such Global Note, Euroclear or Clearstream, in each case, to the extent applicable to such matter and as in effect from time to time.

“Applicable Voting Percentage” means, based upon the written notices delivered by the Plan Sponsors to the Trustee as specified in Section 13.23, at any time (x) if at such time the Notes held in the aggregate by the Plan Sponsors constitute more than 27.5% of the aggregate principal amount of the Notes outstanding at such time, 66.66%, and (y) at any other time, 50.1%. As of the Issue Date, the Applicable Voting Percentage is 66.66%.

“Asset Sale” means any transfer, conveyance, sale, lease or other disposition (including, without limitation, dispositions pursuant to any consolidation, merger, arrangement or amalgamation) by the Company or any of its Restricted Subsidiaries to any Person (other than to the Company or one or more of its Restricted Subsidiaries (other than by the Company to MIPCo except in connection with a Permitted MIP Transaction)) in any single transaction or series of transactions of:

(1)           Capital Interests in another Person (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals pursuant to local law); or

(2)           any other property or assets (other than in the ordinary course of business, including, as applicable, inventory sales); provided, however, that the term “Asset Sale” shall exclude:

(a)           any asset disposition permitted by Section 5.01 that constitutes a disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole;

(b)           sales or other dispositions of cash or Eligible Cash Equivalents;

(c)           sales or other dispositions of Capital Interests, or Debt or other securities of or in Unrestricted Subsidiaries;

(d)           dispositions and/or terminations of leases, subleases, licenses or sublicenses (including the provision of software under an open source license), which (i) are in the ordinary course of business, (ii) do not materially interfere with the business of the Company and its Restricted Subsidiaries, taken as a whole, or (iii) relate to closed facilities or closed storage or distribution centers or the discontinuation of any product line;

(e)           the disposition of assets that, in the good faith judgment of the Company, are surplus, unnecessary, unsuitable, obsolete, damaged, worn out or no longer used or useful in the business of such entity or are economically impracticable to maintain, or any disposition of inventory or goods held for sale in the ordinary course of business;

(f)           a Restricted Payment or Permitted Investment that is otherwise permitted by this Indenture;

(g)          the concurrent purchase and sale or swap or exchange of Related Business Assets or a combination of Related Business Assets between the Company or any of its Restricted Subsidiaries and another Person to the extent that the Related Business Assets received by the Company or its Restricted Subsidiaries have a Fair Market Value equal to or greater than the Related Business Assets being transferred; provided that, upon the consummation thereof, in the case of any Grantor, the Collateral Trustee has a perfected Lien for the benefit of the Priority Lien Secured Parties (including the First Priority Notes Secured Parties) on the Related Business Assets having the same priority as any Lien held on the property or assets so exchanged, sold or disposed;

(h)          the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

(i)            (x) sales or leases of inventory in the ordinary course of business, (y) the leasing or subleasing of real property in the ordinary course of business and (z) leases, subleases, assignments, licenses, cross-licenses and sublicenses of assets in the ordinary course of business to third parties not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries and otherwise in accordance with the provisions of this Indenture, including subleases and charters related to corporate aircraft leases;

(j)            any disposition by a Subsidiary to the Company or by the Company or a Subsidiary to a Restricted Subsidiary;

(k)           sales, dispositions or forgiveness of accounts receivable in connection with the collection or compromise thereof in the ordinary course of business or in connection with the collection or compromise thereof;

(l)            (i) licenses, sublicenses, covenants not to sue, releases or other rights under Intellectual Property (including in connection with distribution, development, license and supply agreements) granted to or from other Persons (or expiration or termination of any of the foregoing) in the ordinary course of business or in the reasonable business judgment of the Company or the Restricted Subsidiaries, (ii) the sale or disposal of Intellectual Property, or any issuances or registrations, or applications for issuances or registrations, of any Intellectual Property, which are in the ordinary course of business or, in the reasonable good faith determination of the Company, are uneconomical, negligible or not material to the conduct of the business of the Company and the Restricted Subsidiaries, taken as a whole, and (iii) the abandonment, cancellation or lapse of Intellectual Property, or any issuances or registrations, or applications for issuances or registrations, of any Intellectual Property, in each case, in the ordinary course of business or in the reasonable business judgment of the Company or the Restricted Subsidiaries;

(m)          (i) the expiration of any option agreement in respect of real or personal property and (ii) any surrender or waiver of contractual rights or the settlement, release or surrender of contractual rights or other litigation claims in the ordinary course of business or in the reasonable business judgment of the Company or the Restricted Subsidiaries;

(n)           dispositions of Investments in joint ventures to the extent required by, or made pursuant to, contractual buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(o)           transfers of property subject to a Casualty Event upon receipt of the Net Cash Proceeds of such Casualty Event;

(p)           sales of non-core assets acquired in connection with a Permitted Acquisition which, within 30 days of the date of such Permitted Acquisition, are designated in writing to the Trustee as being held for sale and not material to the continued operation of the Company or any of the Restricted Subsidiaries or any of their respective businesses;

(q)           substantially contemporaneous exchanges or swaps, including transactions covered by Section 1031 of the Code, of property or assets so long as the exchange or swap is made for fair value and on an arm’s length basis for like property or assets and does not exceed $10.0 million in the aggregate; provided that, upon the consummation of such exchange or swap, in the case of any Grantor, the Collateral Trustee has a perfected Lien for the benefit of the Priority Lien Secured Parties (including the First Priority Notes Secured Parties) having the same priority as any Lien held on the property or assets so exchanged or swapped;

(r)            any transfer, conveyance, sale, lease or other disposition of property or assets (which, for the avoidance of doubt, shall not include any North American Assets or Material Dispositions), the Fair Market Value of which (exclusive of indemnities) do not exceed, in any one or related series of transactions, $1.0 million;

(s)           issuances of Capital Interests by MIPCo to the MIP Shareholders or to any employee benefits trust or other vehicle set up for the benefit of the MIP Shareholders; or

(t)            the unwinding of any Hedging Obligation.

Notwithstanding anything in this definition, no sale, disposition or other transfer may be made to any Unrestricted Subsidiary consisting of Intellectual Property which is material to the Company and its Restricted Subsidiaries, taken as a whole.

For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

“Attributable Debt” means, in respect of a Sale and Leaseback Transaction, as of any date of determination, the present value (discounted at the rate of interest implicit in such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been or may be extended).

“Authorized Officer” means, as applied to any Person, any individual holding the position of chairman of the board (if an officer), chief executive officer, president, vice president (or the equivalent thereof), chief financial officer, treasurer or controller of such Person or any other individual designated (i) by the Board of Directors or member of such Person or (ii) in writing to the Trustee by an existing Authorized Officer of such Person as an authorized signatory of any document or certificate delivered hereunder.

“Average Life” means, as of any date of determination, with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from the date of determination to the dates of each successive scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such Debt multiplied by (y) the amount of such principal payment by (ii) the sum of all such principal payments.

“Bankruptcy Law” means Title 11, U.S. Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, examinership, rearrangement, receivership, insolvency, winding-up, reorganization or similar debtor relief laws of the United States, Canada or other applicable jurisdictions from time to time in effect, including, without limitation, the arrangement provisions of any applicable Canadian corporate legislation as now or hereafter in effect, such laws of Ireland, Luxembourg, the Netherlands, Switzerland and the Swedish Company Reorganisation Act (Sw.  Lag om företagsrekonstruktion (1996:764)), the Swedish Bankruptcy Act (Sw.  Konkurslag (1987:672)) and the grant of any application, declaration, decision or winding-up to which reference is made in Article 8 (Meaning of Bankruptcy) of the Interpretation (Jersey) Law 1954.

“Barbados Domiciled Grantor” means any Grantor incorporated or otherwise organized or (as reasonably determined by the Company and the Trustee) subsisting in Barbados.

“Base Amount” means (x) $50.0 million prior to the third anniversary of the Issue Date and (y) thereafter, $0.

“beneficial ownership” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, and “beneficial owner” has a corresponding meaning.

“Board of Directors” means:

(1)           with respect to a corporation, the board of directors of such corporation or any duly authorized committee thereof;

(2)           with respect to a limited liability company, the board of directors or managers, manager or managing member of such limited liability company or any duly authorized committee thereof;

(3)           with respect to a partnership, the general partner of such partnership or any duly authorized committee thereof; and

(4)           with respect to any other entity, the board of directors or similar body of the general partner or managers of such entity or any duly authorized committee thereof.

Whenever any provision requires any action or determination to be made by, or any approval of, a Board of Directors, such action, determination or approval shall be deemed to have been taken or made if approved by a majority of the directors on any such Board of Directors (whether or not such action or approval is taken as part of a formal board meeting or as a formal board approval).

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banks or trust companies in the Borough of Manhattan, The City of New York or The City of Toronto, Ontario, Canada are obligated or authorized by law or executive order to close.

“Canadian Domiciled Grantor” means the Company and any other Grantor incorporated or otherwise organized under the laws of Canada or any province or territory thereof.

“Canadian Restricted Legend” means the legend set forth in Section 2.06(f)(iii).

“Canadian Securities Administrators” means any of the British Columbia Securities Commission, Alberta Securities Commission, Financial and Consumer Affairs Authority of Saskatchewan, Manitoba Securities Commission, Ontario Securities Commission, Autorité des marches financiers (Québec), Financial and Consumer Services Commission (New Brunswick), Nova Scotia Securities Commission, Office of the Superintendent of Securities (Prince Edward Island), Office of the Superintendent of Securities (Newfoundland and Labrador), Office of the Superintendent of Securities (Northwest Territories), Office of the Yukon Superintendent of Securities, Nunavut Securities Office and any of their successors.

“Canadian Securities Laws” means the securities laws, regulations and rules of each of the provinces and territories of Canada, the forms and disclosure requirements made or promulgated under those laws, regulations or rules, the policy statements, rules, orders and companion policies of or administered by the Canadian Securities Administrators, and applicable discretionary rulings, blanket orders and orders issued by the Canadian Securities Administrators pursuant to such laws, regulations, rules and policy statements, all as amended and in effect from time to time.

 “Capital Interests” in any Person means any and all shares, interests (including Preferred Interests), participations or other equivalents in the equity (however designated) of such Person and any rights (other than Debt securities convertible into an equity interest), warrants or options to acquire an equity interest of such Person (in each case, other than royalties).

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under IFRS and, for purposes hereof, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with IFRS; provided that any obligations that would not be accounted for as Capital Lease Obligations under IFRS as of the Issue Date shall be treated as operating leases and shall not be included in Capital Lease Obligations after the Issue Date due to any changes in IFRS or interpretations thereunder or otherwise.

“cash” means any of U.S. dollars, Canadian dollars, pound sterling, euros, or, in the case of any foreign Subsidiary, such local currency held by it from time to time in the ordinary course and not for speculation.

“Casualty Event” means any settlement of, or payment in respect of, (i) any property or casualty insurance claim or (ii) any seizure, condemnation, confiscation or taking under the power of eminent domain or expropriation of, requisition of title to or use of, or any similar event in respect of, or proceeding relating to, any asset of the Company or any Restricted Subsidiary.

“Change in Tax Law,” for the purposes of Section 3.09, means (i) any amendment to, or change in, the laws (or any regulations or rulings promulgated thereunder) of a relevant Taxing Jurisdiction which amendment or change is announced and becomes effective after the Issue Date (or, if the applicable Taxing Jurisdiction became a Taxing Jurisdiction on a date after the Issue Date, after such later date) or (ii) any amendment to, or change in, an official written interpretation of such laws, regulations or rulings (including by virtue of a holding, judgment or order by a court of competent jurisdiction or a change in published administrative practice) which amendment or change is announced and becomes effective after the Issue Date (or, if the applicable Taxing Jurisdiction became a Taxing Jurisdiction on a date after the Issue Date, after such later date).

“Change of Control” means:

(1)           the Company becomes aware (by way of a report or any other filing pursuant to Canadian Securities Laws or the Exchange Act, proxy, vote, written notice or otherwise) that any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act as in effect on the Issue Date) (other than (x) any employee benefit plan and/or Person acting as the trustee, agent or other fiduciary administrator and (y) any Permitted Holders or group of Permitted Holders) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Issue Date), directly or indirectly, of more than 50% of the Voting Interests of the Company (or its successor by way of merger, amalgamation, arrangement, consolidation or purchase of all or substantially all of its assets);

(2)           with respect to MIPCo, the Company or any other Guarantor shall cease to directly or indirectly (i) own or control at least 75% of the Voting Interests or (ii) own at least 89% of the economic interests, in each case, in the Capital Interests of MIPCo, except in connection with a transaction pursuant to Article 5 with respect to which MIPCo is the Surviving Entity;

(3)           the merger, amalgamation, consolidation or arrangement of the Company or MIPCo, including by way of an exchange of securities or otherwise, with or into another Person or the merger, amalgamation, consolidation or arrangement of another Person with or into the Company or MIPCo, the merger, amalgamation, consolidation or arrangement of any Person, including by way of an exchange of securities or otherwise, with or into a Subsidiary of the Company, unless (i) in the case of the Company, the holders of a majority of the aggregate Voting Interests of the Company, immediately prior to such transaction, directly or indirectly, hold Capital Interests of the surviving or transferee Person that represent, immediately after such transaction, at least a majority of the aggregate Voting Interests of the surviving or transferee Person or (ii) in the case of MIPCo, (A) the Company, directly or indirectly, holds Capital Interests of the surviving or transferee Person that represent, immediately after such transaction, (x) at least 75% of the Voting Interests or (y) at least 89% of the economic interests of the surviving or transferee Person or (B) MIPCo is the Surviving Entity pursuant to any transaction pursuant to Article 5; or

(4)           the Company or MIPCo sells, directly or indirectly, assigns, conveys, transfers, leases or otherwise disposes of (other than by way of merger, amalgamation, consolidation or arrangement), either in one transaction or a series of related transactions, all or substantially all of its assets to a Person other than (i) in the case of a sale by the Company, a Guarantor or (ii) in the case of a sale by MIPCo, the Company and/or a Restricted Subsidiary of the Company that is a Guarantor (other than MIPCo); provided that a sale of the North American Assets shall not constitute a “Change of Control” under this clause (4).

Notwithstanding the foregoing or any provision of Section 13d-3 of the Exchange Act, (i) a Person or group shall not be deemed to beneficially own Voting Interests subject to a stock or asset purchase agreement, merger agreement, option agreement, warrant agreement or similar agreement (or voting or option or similar agreement related thereto) until the consummation of the acquisition of the Voting Interests in connection with the transactions contemplated by such agreement and (ii) the right to acquire Voting Interests (so long as such Person does not have the right to direct the voting of the Voting Interests subject to such right) or any veto power in connection with the acquisition or disposition of Voting Interests will not cause a party to be a beneficial owner.

“CHCL” has the meaning set forth in the recitals hereto.

“Clearstream” means Clearstream Banking, Société Anonyme, or any successor securities clearing agency.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collateral” means all of the assets and properties subject or purported to be subject to Liens created under the Collateral Documents in favor of the Collateral Trustee for the benefit of the Priority Lien Secured Parties (including the First Priority Notes Secured Parties).

“Collateral Documents” means, collectively, the Collateral Trust Agreement, the Intra-Group Subordinated Note, any security agreements, hypothecs, intellectual property security agreements, mortgages, collateral assignments, Intercreditor Agreements, security agreement supplements, pledge agreements, bonds or any similar agreements, guarantees and each of the other agreements, instruments or documents that creates or purports to create a Lien or guarantee in favor of the Collateral Trustee for its benefit and the benefit of the Priority Lien Secured Parties (including the First Priority Notes Secured Parties) in all or any portion of the Collateral, as amended, extended, renewed, restated, refunded, replaced, refinanced, supplemented, modified or otherwise changed from time to time and shall include the Specified Security Documents.

“Collateral Trust Agreement” means the Collateral Trust Agreement, dated as of September 6, 2018, by and among the Company, the subsidiaries of the Company party thereto from time to time as grantors, the MIP Shareholders party thereto from time to time, the Trustee, GLAS, as administrative agent under the Credit Agreement, and the Collateral Trustee, as amended, extended, renewed, restated, refunded, replaced, refinanced, supplemented, modified or otherwise changed from time to time.

“Collateral Trustee” means GLAS in its capacity as “Collateral Trustee” under the Collateral Trust Agreement, or any successor or assign thereto in such capacity.

“Commission” means the U.S. Securities and Exchange Commission, or any successor thereto.

“Common Interests” of any Person means Capital Interests in such Person that do not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to Capital Interests of any other class in such Person.

“Company” means the party named as such in the preamble to this Indenture or any Surviving Entity.

“Consolidated Adjusted EBITDA” means the Consolidated Net Income of the Company and its Restricted Subsidiaries determined on a consolidated basis for such period for which financial statements are available, which may include internal financial statements prepared in good faith by the Company:

(a)            increased, in each case to the extent deducted (and not added back) in Consolidated Net Income and, in each case, without duplication with any other item described in this clause (a) or any item excluded pursuant to the definition of “Consolidated Net Income,” by:

(i)            provision for taxes based on income or profits or capital, including state, provincial, franchise, excise and similar taxes and foreign withholding taxes of such Person paid or accrued, including any penalties and interest relating to any tax examinations; plus

(ii)           Consolidated Interest Expense for such period; plus

(iii)          depreciation and amortization and other non-cash charges or expenses (including any reserves, write-downs or write-offs) of such Person for such period (except to the extent that such non-cash charges are reserved for cash charges to be taken in the future) of such Person for such period; plus

(iv)          extraordinary, non-recurring or exceptional losses, charges and expenses actually paid during such period (including, without limitation, losses, charges and expenses attributable to (a) the Competition and Markets Authority investigation (or settlement) and (b) any litigation (or settlement) connected with matters which are the subject of the current Competition and Markets Authority investigation); plus

(v)           fees, charges and expenses relating to the Transactions to the extent paid prior to or within six months after the Issue Date (including, without limitation, any financial advisory fees, filing fees, accounting fees, legal fees and other similar advisory and consulting fees and related out-of-pocket expenses and other fees, but excluding, however, any interest or principal paid in cash in relation to or in connection with amounts due under the Existing Credit Agreement and related loan documentation; plus

(vi)          (A) expenses, costs and charges related to restructuring or relocation actually incurred in such period; provided that the aggregate amount added back pursuant to this subclause (A) for expenses, costs and charges related to restructuring for any four fiscal quarter period shall not exceed 6% of Consolidated Adjusted EBITDA in any fiscal year (it being understood that relocation costs shall not be subject to this proviso), (B) expenses, costs and charges related to Permitted Acquisitions after the Issue Date actually incurred in such period and (C) expenses, costs and charges related to severance actually incurred in such period; plus

(vii)         losses, charges and expenses relating to asset dispositions or the sale or other disposition of any Capital Interests of any Person, in each case, to the extent permitted by this Indenture, other than in the ordinary course of business, as determined in good faith by an Authorized Officer of the Company; plus

(viii)        losses, charges and expenses attributable to disposed or discontinued operations and losses, charges and expenses related to the disposal of disposed, abandoned, closed or discontinued operations, in all cases, other than in the ordinary course of business; plus

(ix)          losses, charges and expenses attributable to the early extinguishment or conversion of Debt, Hedge Agreements or other derivative instruments (including premiums paid); plus

(x)           charges, expenses and fees actually incurred and paid in cash, including financial advisory, accounting, auditor, legal and other consulting and advisory fees and any Canadian Securities Administrators, the Commission, SEDAR, EDGAR or other filing fees and expenses, or any amortization thereof, in connection with any equity offering, merger, amalgamation, recapitalization, asset disposition, investment, Incurrence or repayment of Debt, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction undertaken but not completed) and any non--recurring charges and expenses (including non-recurring merger or amalgamation expenses) incurred as a result of any such transaction; provided that any such charges, expenses and fees are paid prior to or within three months of such transaction; plus

(xi)          the amount of cost savings and cost synergies projected by the Company in good faith to be realized in connection with any Permitted Acquisition after the Issue Date (which cost savings or cost synergies shall be subject only to certification in reasonable detail by an Authorized Officer of the Company and shall be calculated on a Pro Forma Basis as though such cost savings or synergies had been realized on the first day of the relevant period), net of the amount of actual benefits realized during such period from such actions; provided that (A) such cost savings or synergies are reasonably identifiable and factually supportable, (B) are expected to be realized (in the good faith determination of the Company) within twelve (12) months after the date of such Permitted Acquisition, (C) no cost savings or cost synergies shall be added to the extent duplicative of any expenses or charges otherwise added back to Consolidated Adjusted EBITDA through another Pro Forma adjustment for such period and (D) the aggregate amount added back pursuant to this clause (xi) for any four fiscal quarter period shall not exceed 10.0% of Consolidated Adjusted EBITDA prior to accounting for adjustments pursuant to clauses (a)(iv) above through this clause (xi);

(b)           decreased (in each case to the extent added in Consolidated Net Income) by (without duplication):

(i)            extraordinary, non-recurring or exceptional gains during such period; plus

(ii)           net unrealized gains on Hedge Agreements and any net after tax gain or income from the early extinguishment of Debt; plus

(iii)          gains relating to asset dispositions or the sale or other disposition of any Capital Interests of any Person other than in the ordinary course of business; plus

(iv)          cash payments during such period on account of accruals on or reserves added to Consolidated Adjusted EBITDA pursuant to clause (a) above; plus

(v)           non-cash gains, excluding any non-cash gains that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that were deducted (and not added back) in the calculation of Consolidated Adjusted EBITDA for any prior period.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1)          the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income, as determined on a consolidated basis in accordance with IFRS, including, without limitation:

(a)           any amortization of Debt discount;

(b)           the net payments (less net payments received) under any Hedge Agreement in respect of interest rate protection (including any amortization of discounts, but excluding mark to market movements in the valuation of Hedging Obligations);

(c)           the interest portion of any deferred payment obligation;

(d)           all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers’ acceptances; and

(e)           all accrued interest;

(2)           the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period determined on a consolidated basis in accordance with IFRS; and

(3)           all capitalized interest of such Person and its Restricted Subsidiaries for such period; less interest income of such Person and its Restricted Subsidiaries for such period; provided, however, that Consolidated Interest Expense will exclude (I) the amortization or write-off of debt issuance costs and deferred financing fees, commissions, fees and expenses and (II) any expensing of interim loan commitment and other financing fees.

“Consolidated Net Income” means the net income (or loss) of the Company and its Restricted Subsidiaries determined on a consolidated basis for such period; provided that, without duplication:

(1)           the cumulative effect of a change in accounting principles shall be excluded;

(2)           the net after-tax effect of extraordinary, non-recurring, unusual or exceptional gains, losses, charges and expenses, including any relating to or arising in connection with claims or litigation (including legal fees, settlements, judgments and awards), shall be excluded;

(3)           the net after-tax effect of gains, losses, charges and expenses attributable to asset dispositions or the sale or other disposition of any Capital Interests of any Person other than in the ordinary course of business, as determined in good faith by an Authorized Officer of the Company, shall be excluded;

(4)           the net after-tax effect of gains, losses, charges and expenses attributable to disposed, discontinued, closed or abandoned operations and any net after-tax gains, losses, charges and expenses related to the disposal of disposed, abandoned, closed or discontinued operations shall be excluded;

(5)           the net after-tax effect of gains, losses, charges and expenses attributable to the early extinguishment or conversion of Debt, Hedge Agreements or other derivative instruments (including deferred financing expenses written off and premiums paid) shall be excluded;

(6)           the net income for such period of any Person that is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income shall be increased by the amount of dividends or distributions or other payments that are actually paid to the Company or any Restricted Subsidiary thereof in such period in cash;

(7)           the effects of adjustments (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries) in any line item in such Person’s consolidated financial statements pursuant to IFRS resulting from the application of recapitalization accounting or purchase accounting, as the case may be, in connection with the Transactions, any acquisition or any joint venture investments or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded;

(8)            impairment and amortization charges, asset write-offs and write downs, including impairment and amortization charges, asset write-offs and write downs related to goodwill, intangible assets, long lived assets, investments in debt and equity securities or as a result of a change in law or regulation, in each case, pursuant to IFRS shall be excluded;

(9)           non-cash compensation charges and expenses, including any such charges and expenses arising from grants of stock appreciation or similar rights, phantom equity, stock options, restricted stock, deferred stock or other rights or equity incentive programs and non-cash deemed finance charges in respect of any pension liabilities or other provisions shall be excluded;

(10)          (i) charges and expenses pursuant to any management equity plan, long-term incentive plan or stock option plan or any other management or employee benefit plan or agreement, any stock subscription or shareholder agreement and (ii) charges, expenses, accruals and reserves in connection with the rollover, acceleration or payout of Capital Interests held by management of the Company or any of the Restricted Subsidiaries or any Parent Entity, in the case of each of clauses (i) and (ii) above, to the extent that (in the case of any cash charges and expenses) such charges, expenses, accruals and reserves are funded with cash proceeds contributed to the capital of the Company or any Parent Entity or net cash proceeds of an issuance of Capital Interests (other than Redeemable Capital Interests) of the Company or any direct or indirect parent of the Company shall be excluded;

(11)         any non-cash loss, charge or expense relating to the incurrence of obligations in respect of an “earn out” or other similar contingent obligations shall be excluded, but only for so long as such loss, charge or expense remains a non-cash contingent obligation;

(12)         to the extent covered by insurance (including business interruption insurance) and actually reimbursed or, so long as the Company has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that (i) such coverage is not denied by the applicable carrier or indemnifying party in writing within 270 days and (ii) such amount is in fact reimbursed within 365 days of the date of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within 365 days), losses, charges, expenses, accruals and reserves with respect to liability or casualty events or business interruption shall be excluded;

(13)         (i) non-cash or unrealized gains or losses in respect of the Hedging Obligations or any ineffectiveness recognized in earnings related to qualifying hedge transactions or the fair value of changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of the Hedging Obligations, and (ii) gains or losses resulting from currency translation gains or losses related to currency re-measurements of Debt (including gains or losses resulting from (x) Hedge Agreements for currency exchange risk and (y) intercompany Debt) and all other foreign currency translation gains or losses to the extent such gains or losses are non-cash items shall be excluded;

(14)         non-cash interest charges on defined benefit, defined contribution or other pension plans shall be excluded;

(15)         any expenses or charges to the extent paid by a third party that is not a Restricted Subsidiary on behalf of the Company or a Restricted Subsidiary (and not required to be reimbursed), and any gain resulting from such payment, shall be excluded; and

(16)         solely for the purpose of determining the amount available under Section 4.07(a)(3)(i), the net income (or loss) for such period of any Restricted Subsidiary (other than any of the Guarantors) shall be excluded to the extent the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its net income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, is otherwise restricted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equityholders; provided that Consolidated Net Income of the Company will be increased by the amount of dividends or other distributions or other payments actually paid in cash to the Company or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein.

“Consolidated Total Assets” means, as of any date of determination and on a Pro Forma Basis for any acquisition or disposition or other Specified Transaction that has been consummated on or prior to the date of determination, the total amount of all assets of the Company and its Restricted Subsidiaries, determined on a consolidated basis in accordance with IFRS, as of the most recent date for which financial statements are available, which may include internal financial statements prepared in good faith by the Company.

“Consolidated Total Debt” means, as of any date of determination, the aggregate principal amount of all Debt of the Company and its Restricted Subsidiaries outstanding on such date and determined on a consolidated basis in accordance with IFRS consisting of the types of Debt set forth in clauses (a), (b), (d), (f), (h) (to the extent of unreimbursed amounts under letters of credit) and (i) of the definition of “Debt” and all guarantees by the Company or any of its Restricted Subsidiaries of Debt described in the foregoing clauses of others; provided that “Consolidated Total Debt” shall not include (i) Debt in respect of letters of credit, except to the extent of drawn and unreimbursed amounts thereunder and (ii) Hedging Obligations.

“Corporate Trust Office of the Trustee” shall be at the address of the Trustee specified in Section 13.01 or such other address as to which the Trustee may give notice to the Holders and the Company.

“Credit Agreement” means the Credit and Guaranty Agreement, dated as of September 6, 2018, between the Company (as borrower), certain Subsidiaries of the Company (as guarantors), certain lenders party thereto from time to time and GLAS (as administrative agent), as amended, restated, supplemented, waived, replaced (whether or not upon termination and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Debt under such agreement or any successor or replacement agreement or agreements or increasing the amount loaned or issued thereunder or altering the maturity thereof.

“Credit Facilities” means (i) the Credit Agreement and (ii) whether or not the agreement referred to in clause (i) remains outstanding, one or more debt facilities, commercial paper facilities or Debt Issuances with banks, investment banks, insurance companies, mutual funds, other institutional lenders, institutional investors or any of the foregoing providing for revolving credit loans, term loans, notes, bonds, indentures, debentures, receivables financing (including through the sale of receivables to such lenders, other financiers or to special purpose entities formed to borrow from (or sell such receivables to) such lenders or other financiers against such receivables), letters of credit, bankers’ acceptances, other borrowings or Debt Issuances, in each case, as amended, restated, modified, waived, renewed, extended, refunded, replaced or refinanced (in each case, without limitation as to amount), in whole or in part, from time to time (including through one or more Debt Issuances) and any agreements and related documents governing Debt or Obligations Incurred to refinance amounts then outstanding or permitted to be outstanding, whether or not with the original administrative agent, lenders, investment banks, insurance companies, mutual funds, other institutional lenders, institutional investors or any of the foregoing and whether provided under the original agreement, indenture or other documentation relating thereto.

“Credit Facility Documents” means the collective reference to any Credit Facility, any notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, waived, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified, in whole or in part, from time to time.

“Custodian” means the Trustee, as custodian with respect to the Notes in global form, or any successor entity thereto.

“DBRS” means DBRS Limited, DBRS, Inc. or DBRS Ratings Limited, or any successors to their rating agency businesses.

“Debt” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments to the extent the same would appear as a liability on a balance sheet of such Person prepared in accordance with IFRS, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services, (e) all guarantees by such Person of Debt of other Persons described in the other clauses of this definition, (f) all Capital Lease Obligations of such Person, (g) all net payments that such Person would have to make in the event of an early termination, on the date Debt of such Person is being determined, in respect of outstanding Hedge Agreements, (h) the principal component of all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit (other than letters of credit issued in respect of trade payables), (i) the principal component of all obligations of such Person in respect of bankers’ acceptances (other than bankers’ acceptances issued in respect of trade payables) and (j) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Redeemable Capital Interests (excluding accrued dividends that have not increased the liquidation preference of such Redeemable Capital Interests); provided that Debt shall not include (i) current trade liabilities and current intercompany liabilities (other than any refinancings, extensions, renewals or replacements thereof) incurred in the ordinary course of business, (ii) prepaid or deferred revenue arising in the ordinary course of business, (iii) purchase price holdbacks arising in the ordinary course of business in respect of a portion of the purchase price of an asset to satisfy unperformed obligations of the seller of such asset, (iv) earn-out obligations (other than earn-out obligations existing on the Issue Date) until such obligations become a liability on the balance sheet of such Person in accordance with IFRS, (v) obligations in respect of letters of credit or bankers’ acceptances issued in respect of trade payables or (vi) interest, fees, premium, expenses and additional payments, if any.  The Debt of any Person shall include the Debt of any partnership in which such Person is a general partner, other than to the extent that the instrument or agreement evidencing such Debt expressly limits the liability of such Person in respect thereof. For the avoidance of doubt, Debt shall not include (i) any liability pursuant to or in connection with a declaration of joint and several liability as referred to in section 2:403 Dutch Civil Code (and any residual liability under such declaration, as referred to in section 2:404 (2) of the Dutch Civil Code) or (ii) any joint and several liability or any netting or set-off arrangement arising in each case by operation of law as a result of the existence or establishment of a fiscal unity (fiscale eenheid) for Dutch corporate income tax or value added tax purposes or any analogous arrangement in any other jurisdiction of which the Company or a Restricted Subsidiary is or becomes a member.

“Debt Issuances” means, with respect to the Company or any Guarantor, one or more issuances after the Issue Date of Debt evidenced by notes, debentures, bonds or other similar securities or instruments.

“Default” means any condition or event that is, or after notice or passage of time or both would be, an Event of Default.

“Definitive Note” means a certificated Note registered in the name of the Holder thereof and issued in accordance with Section 2.06, substantially in the form of Exhibit A hereto, except that such Note shall not bear the Global Notes Legend and shall not have the “Schedule of Exchanges of Interests in the Global Note” attached thereto.

“Depositary” means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.03(b) as the Depositary with respect to the Notes and any and all successors thereto appointed as Depositary hereunder and having become such pursuant to the applicable provision of this Indenture.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or any Restricted Subsidiary in connection with an Asset Sale that is so designated as “Designated Non-cash Consideration” pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Eligible Cash Equivalents received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-cash Consideration.  A particular item of Designated Non-cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with Section 4.10.

“DTC” means The Depository Trust Company.

“Dutch Civil Code” means the Burgerlijk Wetboek of the Netherlands.

“Dutch Domiciled Grantor” means any Grantor incorporated or otherwise organized under the laws of the European part of the Netherlands.

“Eligible Cash Equivalents” means, as at any date of determination, any of the following:

(i)            marketable securities (a) issued or directly and unconditionally guaranteed as to interest and principal by the United States, the Canadian or British Governments or (b) issued by any agency of the United States, Canada or the United Kingdom, in each case, the obligations of which are backed by the full faith and credit of the United States, Canada or the United Kingdom, as applicable, and in each case, maturing within one year after such date;

(ii)           marketable direct obligations issued by any state of the United States of America, province or territory of Canada or political subdivision of the United Kingdom or any political subdivision of any such state, province, territory or any public instrumentality thereof, in each case, maturing within one year after such date and having, at the time of the acquisition thereof, a rating of at least A-2 from S&P or at least P-2 from Moody’s or at least R-1(low) from DBRS;

(iii)          commercial paper maturing no more than one year from the date of creation thereof and having, at the time of the acquisition thereof, a rating of at least A-2 from S&P or at least P-2 from Moody’s or at least R-1(low) from DBRS;

(iv)          certificates of deposit, U.S. or Canadian dollar-denominated or British pound sterling-denominated time deposits, overnight bank deposits or bankers’ acceptances (or, in the case of Subsidiaries organized outside the United States or Canada, the foreign equivalent) maturing within one year after such date and issued or accepted by any commercial bank organized under (x) the laws of the United States of America or any state thereof or the District of Columbia that (a) is at least “adequately capitalized” (as defined in the regulations of its primary federal banking regulator) and (b) has Tier 1 capital (as defined in such regulations) of not less than $250.0 million or (y) the laws of Canada or the United Kingdom, or in the case of Subsidiaries organized outside the United States or Canada, any local office of any commercial bank organized under the laws of the relevant jurisdiction or any political subdivision thereof, in either case, which has combined capital and surplus and undivided profits in excess of the U.S. dollar equivalent of $250.0 million;

(v)           repurchase obligations for underlying securities of the types described in clauses (i) through (iv) above; and

(vi)          shares of any money market mutual fund that (a) has substantially all of its assets invested continuously in the types of investments referred to in clauses (i) and (ii) above, (b) has net assets of not less than $250.0 million (or foreign currency equivalent), and (c) has one of the two highest ratings obtainable from either S&P or Moody’s or at least R-1(low) from DBRS; provided that, in the case of any Investment by the Company or any Subsidiary of the Company organized outside the United States or Canada, “Eligible Cash Equivalents” shall also include:

(x)           direct obligations of the sovereign nation (or any agency thereof) in which the Company or such Subsidiary is organized and is conducting business or in obligations fully and unconditionally guaranteed by such sovereign nation (or any agency thereof), in each case, maturing within one year after such date and having, at the time of the acquisition thereof, a rating equivalent to at least A-2 from S&P and at least P-2 from Moody’s;

(y)           investments of the type and maturity described in clauses (i) through (vi) above of foreign obligors, which Investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies; and

(z)           shares of any money market mutual or similar fund that has substantially all its assets invested continuously in the types of investments otherwise satisfying the requirements of this definition (including this proviso).

“Euroclear” means Euroclear Bank S.A./N.V., as operator of Euroclear systems Clearance System, or any successor securities clearing agency.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Property” has the meaning set forth in Schedule I to the Collateral Trust Agreement.

“Existing Credit Agreement” means the Credit and Guaranty Agreement, dated as of October 21, 2015, by and among, the Company (as borrower), certain Subsidiaries of the Company party thereto (as guarantors), certain lenders party thereto and Goldman Sachs Bank USA, as administrative agent and collateral agent.

“Expiration Date” has the meaning set forth in the definition of “Offer to Purchase.”

“Fair Market Value” means, with respect to any asset or property, the price of which could be negotiated in an arm’s length transaction, for cash, between a willing seller and a willing buyer, as determined in good faith by the Company.

“First Priority Credit Documents” means the Credit Agreement and each of the other agreements, documents and instruments providing for or evidencing any other First Priority Obligation under the Credit Facilities and any other document or instrument executed or delivered at any time in connection with any First Priority Obligation under the Credit Facilities (including any intercreditor or joinder agreement among holders of First Priority Obligations but excluding documents governing Hedging Obligations and the Notes), to the extent such are effective at the relevant time, as each may be amended, extended, renewed, waived, restated, refunded, replaced, refinanced, restructured, repaid, supplemented, waived, modified or otherwise changed from time to time.

“First Priority Credit Obligations” means (i) any and all amounts payable under or in respect of any Credit Facility and the other Credit Facility Documents, as each may be amended, restated, supplemented, waived, extended, renewed, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the Credit Agreement), including principal, premium (if any), interest (including interest and fees which, but for the filing of any petition in bankruptcy or for reorganization relating to the Company or any Guarantor would have accrued on any First Priority Credit Obligations, whether or not a claim for such interest and fees is allowed or allowable in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect of, in each case, to the extent secured by a Permitted Lien on the Collateral ranking equally and ratably with the First Priority Notes Obligations pursuant to clause (1)  and clause (33) of the definition of “Permitted Liens” and (ii) all other Obligations of the Company or any of its Restricted Subsidiaries in respect of Hedging Obligations or Cash Management Obligations (as each such term is defined in the Collateral Trust Agreement).

“First Priority Notes Obligations” means all Obligations of the Company and the Guarantors under this Indenture, the Notes and, to the extent such Obligations relate to such Obligations under this Indenture or the Notes, the Collateral Documents.

“First Priority Notes Secured Parties” means the Trustee and the Holders of the Notes.

“First Priority Obligations” means (i) the First Priority Credit Obligations, (ii) the First Priority Notes Obligations and (iii) any and all amounts payable under or in respect of any Future First Lien Debt.

“Future First Lien Debt” means any Debt of the Company and/or the Guarantors that is secured by a Lien on the Collateral ranking equally and ratably with the First Priority Notes Obligations as permitted by this Indenture; provided that (i) the trustee, agent or other authorized representative for the holders of such Debt (other than in the case where such trustee, agent or other authorized representative is already a Priority Lien Representative under the Collateral Trust Agreement) shall execute a joinder to the Collateral Trust Agreement and (ii) the Company shall designate such Debt as Additional First Lien Debt or Additional First-Out Debt, as the case may be, under the Collateral Trust Agreement.

“FX Date” means August 24, 2018.

“GLAS” has the meaning set forth in the preamble hereto.

“Global Notes” means, individually and collectively, each of the Restricted Global Notes and the Unrestricted Global Notes, substantially in the form of Exhibit A hereto, issued in accordance with Sections 2.01, 2.06(b) or 2.06(d).

 “Global Notes Legend” means the legend set forth in Section 2.06(f)(i), which is required to be placed on all Global Notes issued under this Indenture.

“Grantors” means the Company and the Guarantors.

“Guarantee” means, as applied to any Debt of another Person, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such Debt, (ii) any direct or indirect obligation, contingent or otherwise, of a Person guaranteeing or having the effect of guaranteeing the Debt of any other Person in any manner and (iii) an agreement of a Person, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment (or payment of damages in the event of non-payment) of all or any part of such Debt of another Person (and “Guaranteed” and “Guaranteeing” shall have meanings that correspond to the foregoing).

“Guarantor” means each Restricted Subsidiary of the Company in existence on the Issue Date that provides a Note Guarantee on the Issue Date and any other Restricted Subsidiary of the Company that provides, or is required to provide, a Note Guarantee after the Issue Date in accordance with this Indenture; provided that, upon release or discharge of any Restricted Subsidiary of the Company from its Note Guarantee in accordance with this Indenture, such Restricted Subsidiary shall cease to be a Guarantor.

“Hedge Agreement” means any agreement of the Company or any of the Restricted Subsidiaries with respect to any swap, forward, spot, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, foreign exchange, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions, in each case, not entered into for speculative purposes.  For the avoidance of doubt, Hedge Agreements shall not be deemed speculative or entered into for speculative purposes if any Hedge Agreement is intended in good faith, at inception of execution, (A) to hedge or manage the interest rate exposure associated with any Debt securities or Debt facilities of the Company or its Restricted Subsidiaries, (B) for foreign exchange or currency exchange management or (C) to hedge any exposure that the Company or its Restricted Subsidiaries may have to counterparties under other Hedge Agreements such that the combination of such Hedge Agreements is not speculative taken as a whole.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Hedge Agreement.

“Holder” means a Person in whose name a Note is registered on the Registrar’s books.

“IFRS” means the International Financial Reporting Standards promulgated by the International Accounting Standards Board (or any successor board or agency), as adopted by the Chartered Professional Accountants of Canada and in effect from time to time.

“Immediate Family Members” means with respect to any individual, such individual’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, qualified domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law (including adoptive relationships), and any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to IFRS or otherwise, of any such Debt or other obligation on the balance sheet of such Person; provided, however, that a change in IFRS or an interpretation thereunder that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt.  Debt otherwise Incurred by a Person before it becomes a Subsidiary of the Company shall be deemed to be Incurred at the time at which such Person becomes a Subsidiary of the Company.  “Incurrence,” “Incurred,” “Incurrable” and “Incurring” shall have meanings that correspond to the foregoing.  A Guarantee by the Company or a Restricted Subsidiary of Debt Incurred by the Company or a Restricted Subsidiary, as applicable, shall not be a separate Incurrence of Debt.  In addition, the following shall be deemed not to be a separate Incurrence of Debt:

(1)           amortization of Debt discount or accretion of principal with respect to a non-interest bearing or other discount security;

(2)           the payment of regularly scheduled interest in the form of additional Debt of the same instrument or the payment of regularly scheduled dividends on Capital Interests in the form of additional Capital Interests of the same class and with the same terms;

(3)           the obligation to pay a premium in respect of Debt arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Debt; and

(4)           unrealized losses or charges in respect of Hedge Agreements, in each case, not entered into for speculative purposes.

“Indenture” means this Indenture, as amended, supplemented or otherwise modified from time to time.

“Indirect Participant” means a Person who holds a beneficial interest in a Global Note through a Participant.

“Initial Notes” has the meaning set forth in the recitals hereto.

“Intellectual Property” has the meaning set forth in each Collateral Document, as applicable.

“Intercreditor Agreement” means any customary intercreditor agreement relating to Liens securing Junior Priority Debt entered into by, among others, the Collateral Trustee pursuant to this Indenture and the Collateral Trust Agreement, in each case, as amended, restated, modified, supplemented or replaced from time to time in accordance with the terms hereof and thereof.

“Interest Payment Date” means April 1 and October 1 of each year, commencing on April 1, 2019, to the stated maturity of the Notes.

“Intra-Group Subordinated Note” means the Intra-Group Subordinated Note, dated as of the Issue Date, among each subsidiary of the Company listed on the signature pages thereto or that becomes a party thereto pursuant to Section 6.6 thereof, substantially in the form attached as Exhibit E to the Collateral Trust Agreement, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof.

“Investment” by any Person means any direct or indirect loan, advance (or other extension of credit) or capital contribution to (by means of any transfer of cash or other property or assets to another Person or any other payments for property or services for the account or use of another Person) another Person, including, without limitation, the following:

(i)            the purchase or acquisition of any Capital Interest or other evidence of beneficial ownership in another Person;

(ii)           the purchase, acquisition or Guarantee of the Debt of another Person; and

(iii)          the purchase or acquisition of the business or assets of another Person substantially as an entirety, but shall exclude:

(a)           accounts receivable and other extensions of trade credit in accordance with such Person’s customary practices;

(b)           the acquisition of property and assets from suppliers and other vendors in the ordinary course of business; and

(c)           prepaid expenses and workers’ compensation, utility, lease (including related to aircraft) and similar deposits, in the ordinary course of business.

“Investment Grade Rating” designates a rating of BBB or higher from S&P or Baa3 or higher from Moody’s or the equivalent of such ratings from S&P or Moody’s.  In the event that the Company shall select any other Rating Agency as provided under the definition of “Rating Agencies,” the equivalent of such ratings from such Rating Agency shall be used.

“Irish Domiciled Grantor” means any Grantor incorporated or otherwise organized under the laws of Ireland.

“Issue Date” means September 6, 2018.

“Jersey Domiciled Grantor” means any Grantor incorporated or otherwise organized under the laws of Jersey.

“Jersey Security Agreements” has the meaning set forth in Schedule I to the Collateral Trust Agreement.

“Junior Financing” means (i) Subordinated Obligations, (ii) senior unsecured Debt for borrowed money of the Company and/or any Guarantor (other than Debt contemplated by clauses (5), (8), (9) and (10) through (19) of the definition of “Permitted Debt”) and (iii) Junior Priority Debt.

“Junior Financing Payments” has the meaning set forth in clause (c) of the definition of “Restricted Payment.”

“Junior Priority Debt” means other Debt of the Company and/or the Guarantors that is secured by Liens on the Collateral ranking junior in priority to the Liens securing the Notes as permitted by this Indenture and is designated by the Company as Junior Priority Debt.

“Lien” means with respect to any asset, (a) any mortgage, deed of trust, lien, hypothecation, pledge, encumbrance, charge, assignment by way of security or security interest in or on such asset or any other agreement or arrangement having a similar effect, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities (other than securities representing an interest in a joint venture that is not a subsidiary), any purchase option, call or similar right of a third party with respect to such securities; provided that in no event shall an operating lease (including aircraft leases) or an agreement to sell be deemed to constitute a Lien.

“Limited Condition Transaction” means any Permitted Acquisition or similar permitted Investment, the consummation of which is not conditioned on the availability of, or on obtaining, third party financing.

“Luxembourg” means the Grand Duchy of Luxembourg.

“Luxembourg Domiciled Grantor” means any Grantor incorporated or otherwise organized under the laws of Luxembourg.

“Luxembourg Security Agreements” has the meaning set forth in Schedule I to the Collateral Trust Agreement.

“Material Disposition” means Asset Sales (including a series of related Asset Sales) in excess of $100.0 million consummated by the Company or any Restricted Subsidiary.

“MIPCo” means a direct or indirect subsidiary of the Company, which shall own the Capital Interests of certain Restricted Subsidiaries of the Company pursuant to any Permitted MIP Transaction; provided that, as of the Issue Date, MIPCo shall be Concordia Investment Holdings (Jersey) Limited, a company incorporated in Jersey with registered number 127058, and a direct subsidiary of the Company. Notwithstanding anything to the contrary herein, “MIPCo” shall include any successor thereto, including any entity that survives a merger, consolidation or amalgamation involving MIPCo; provided that upon the occurrence of any transaction pursuant to which MIPCo is the Surviving Entity pursuant to Article 5, unless the context otherwise requires, (i) references to “MIPCo” shall not include the Company; (ii) (A) clause (s) of the definition of the term “Asset Sale,” (B) Section 4.17(b) and (C) Section 4.20 shall, in each case, be deemed to be amended and restated in its entirety to read as follows: “[RESERVED]”); and (iii) the parenthetical in clause (a)(ii) of the definition of the term “Restricted Payment” shall be deemed to have been deleted from such clause.

“MIP Shareholders” means those certain past, present or future officers, directors, consultants or employees (together with any heirs, successors, assigns or transferees) (or any employee benefits trust or other entity or structure established to warehouse Capital Interests in MIPCo or their proceeds for the benefit of such officers, directors, consultants, or employees) of the Company and its Restricted Subsidiaries that collectively own, directly or indirectly, Capital Interests in MIPCo.

“Moody’s” means Moody’s Investors Service, Inc., or any successor to its rating agency business.

“Net Cash Proceeds” means, with respect to any Asset Sale or Casualty Event of any Person, cash and Eligible Cash Equivalents received, net of:

(i)            all reasonable out-of-pocket costs and expenses of such Person incurred in connection with such Asset Sale or Casualty Event, including, without limitation, all legal, accounting, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes arising in connection with such an Asset Sale or Casualty Event that are paid or required to be accrued as a liability under IFRS by such Person;

(ii)           all payments made by such Person on any Debt (other than any First Priority Obligations) that is secured by such properties or other assets in accordance with the terms of any Lien upon or with respect to such properties or other assets or that must, by the terms of such Lien or such Debt or in order to obtain a necessary consent to such transaction or by applicable law, be repaid to any other Person (other than the Company or a Restricted Subsidiary thereof) in connection with such Asset Sale or Casualty Event; and

(iii)          all contractually required distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person as a result of such Asset Sale or Casualty Event;

provided, however, that:

(a)           in the event that any consideration for an Asset Sale or Casualty Event (which would otherwise constitute Net Cash Proceeds) is required by (I) contract to be held in escrow pending determination of whether a purchase price adjustment will be made or (II) IFRS to be reserved against other liabilities in connection with such Asset Sale or Casualty Event, such consideration (or any portion thereof) shall become Net Cash Proceeds only at such time as it is released to such Person from escrow or otherwise; and

(b)           any non-cash consideration received in connection with such Asset Sale or Casualty Event, which is subsequently converted to cash, shall become Net Cash Proceeds only at such time as it is so converted.

“Non-Guarantor Limitation” has the meaning set forth in the definition of “Permitted Acquisition.”

“Non-Guarantor Subsidiary” means any Subsidiary of the Company that does not Guarantee the Notes.

“North American Assets” means the Company’s North American product portfolio consisting of branded products (which, for the avoidance of doubt, shall not include (i) Pinnacle, (ii) any assets owned by Pinnacle or its subsidiaries or (iii) the Photofrin intellectual property owned by Concordia Labs Inc. or Concordia Laboratories Inc. S.à r.l.) and authorized generic contracts.

“Note Guarantee” means the Guarantee of the Obligations of the Company given by each Guarantor of the Notes in accordance with Article 10.

“Notes” means the Initial Notes and any note authenticated and delivered under this Indenture.  For all purposes of this Indenture, the term “Notes” shall also include any Additional Notes that may be issued under a supplemental indenture and notes to be issued or authenticated upon transfer, replacement or exchange of Notes.

“Notes Documents” means the Notes, the Collateral Trust Agreement, the other Collateral Documents, the Intercreditor Agreement(s) and this Indenture.

“Obligations” means, with respect to any Debt, any principal, premium, interest (including any Post-Petition Interest and fees and expenses accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such Post-Petition Interest, fees and expenses are an allowed or allowable claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and Guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing such Debt.

“Offer” has the meaning set forth in the definition of “Offer to Purchase.”

“Offer to Purchase” means a written offer (the “Offer”) sent by the Company electronically or by first class mail, postage prepaid, to each Holder at his address appearing in the security register on the date of the Offer, offering to purchase up to the aggregate principal amount of Notes set forth in such Offer at the purchase price set forth in such Offer (as determined pursuant to this Indenture).  Unless otherwise required by applicable law, the Offer shall specify an expiration date (the “Expiration Date”) of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 15 days nor more than 60 days after the date of mailing of such Offer and a settlement date (the “Purchase Date”) for purchase of Notes within five Business Days after the Expiration Date.  The Company shall notify the Trustee at least 15 days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company’s obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company’s written request, by the Trustee in the name and at the expense of the Company.  The Offer shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase.  The Offer shall also state:

(1)           the Section of this Indenture pursuant to which the Offer to Purchase is being made;

(2)           the Expiration Date and the Purchase Date;

(3)           the aggregate principal amount of the outstanding Notes offered to be purchased pursuant to the Offer to Purchase (including, if less than all of the then outstanding Notes, the manner by which such amount has been determined pursuant to the covenants of this Indenture requiring the Offer to Purchase);

(4)           the purchase price to be paid by the Company for each Note accepted for payment (as specified pursuant to this Indenture) (the “Purchase Price”);

(5)           that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in a minimum amount of $1,000 and integral multiples of $1,000 in excess thereof;

(6)           the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase, if applicable;

(7)           that, subject, in the case of an Offer to Purchase relating to a Change of Control that is conditioned upon the occurrence thereof to the satisfaction of such condition precedent as specified in such notice, unless the Company defaults in making such purchase, any Note accepted for purchase pursuant to the Offer to Purchase will cease to accrue interest on and after the Purchase Date, but that any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue interest at the same rate;

(8)           that, subject, in the case of an Offer to Purchase relating to a Change of Control that is conditioned upon the occurrence thereof to the satisfaction of such condition precedent as specified in such notice, on the Purchase Date, the Purchase Price will become due and payable upon each Note accepted for payment pursuant to the Offer to Purchase;

(9)           that each Holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note or cause such Note to be surrendered at the place or places set forth in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

(10)         that Holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or its paying agent) receives, not later than the close of business on the Expiration Date, a facsimile transmission or letter setting forth the name of the Holder, the aggregate principal amount of the Notes the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

(11)         that, if less than all of such Holder’s Notes are tendered for purchase, such Holder will be issued new Notes, such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered and the unpurchased portion of the Notes must be equal to $1,000 or an integral multiple of $1,000 in excess thereof; and

(12)         if applicable, that, in the case of any Holder whose Note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested in writing by such Holder, in the aggregate principal amount equal to and in exchange for the unpurchased portion of the aggregate principal amount of the Notes so tendered.

“Officer’s Certificate” means a certificate signed by the principal executive officer, the principal financial officer, the principal accounting officer, the vice-president of finance or the controller of the Company or such Guarantor, as applicable, or, with respect to any Guarantor, any other individual designated by the Board of Directors or member of the Company or such Guarantor, as applicable, such designation to be certified in such Officer’s Certificate.

“OID Legend” means the legend set forth in Section 2.06(f)(v) to be placed on all Notes issued under this Indenture that have more than a de minimis amount of original issue discount for U.S. federal income tax purposes.

“Opinion of Counsel” means a written opinion delivered to the Trustee from legal counsel who is reasonably acceptable to the Trustee.  The counsel may be an employee of or counsel to the Company.

“Parent Entity” means any direct or indirect parent of the Company.

“Participant” means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively (and, with respect to DTC, shall include Euroclear and Clearstream).

“Permitted Acquisition” means (x) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged or amalgamated with or into the Company or any Restricted Subsidiary, or (y) the acquisition by the Company or any Restricted Subsidiary (pursuant to a merger, amalgamation, consolidation, arrangement or otherwise) of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person, operations, franchisee rights or any other properties or assets of such Person other than in the ordinary course of business (or any subsequent Investment in any Person or acquisition of assets, division or line of business, operations, franchisee rights or other properties or assets previously acquired in a Permitted Acquisition), if immediately after giving effect thereto:

(1)           no Event of Default shall have occurred and be continuing or would result therefrom;

(2)           before and after giving effect to such acquisition on a Pro Forma Basis the Total Net Leverage Ratio will not be greater than (x) the Total Net Leverage Ratio immediately prior to giving effect to such acquisition or (y) 6.50:1.00;

(3)           all transactions related thereto shall be consummated in all material respects in accordance with applicable laws;

(4)           the Company or any Guarantor making such acquisition and any Person acquired in such acquisition comply with Section 4.15;

(5)           a substantial portion of the assets or property acquired (or a substantial portion of the assets or property of the Person acquired) thereby shall constitute Related Business Assets; and

(6)           the aggregate consideration funded by the Company or any Guarantor for any and all such acquisitions of any Person that is not and will not become a Guarantor concurrently with or reasonably promptly following such acquisition, when aggregated with Investments made pursuant to clause (5) of the definition of “Permitted Investments” and Debt Incurred by Restricted Subsidiaries that are not Guarantors owing to the Company or any Guarantor pursuant to clause (5)(ii) of the definition of “Permitted Debt,” shall not exceed the greater of (i) $58.0 million and (ii) 2.5% of Consolidated Total Assets (the “Non-Guarantor Limitation”);

provided that if greater than 80% of the assets or Consolidated Adjusted EBITDA being acquired in any Permitted Acquisition is generated by entities that will become Guarantors concurrently with or reasonably promptly following such Permitted Acquisition, assets being acquired by the Company or any Guarantor or any combination of the foregoing, such Investment shall not reduce the Non-Guarantor Limitation.

“Permitted Business” means any business similar in nature to any business conducted by the Company and the Restricted Subsidiaries on the Issue Date and any business reasonably ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the business conducted by the Company and the Restricted Subsidiaries on the Issue Date, in each case, as determined in good faith by the Company.

“Permitted Debt” means:

(1)           Debt Incurred by the Company or any Restricted Subsidiary (including under the Credit Agreement) in an aggregate principal amount at any one time outstanding not to exceed the sum of (x) $1,059.0 million plus (y) (i) an additional aggregate principal amount of Debt that is secured by a Lien on Collateral that is pari passu with or senior to the Lien on Collateral securing the Notes so long as the Senior Secured Net Leverage Ratio, determined on a Pro Forma Basis, shall not exceed 5.00:1.00 or (ii) an additional aggregate principal amount of Debt that is secured by a Lien on Collateral that is junior to the Lien on Collateral securing the Notes or is secured by a Lien on assets other than the Collateral so long as the Total Net Leverage Ratio, determined on a Pro Forma Basis, shall not exceed 6.50:1.00; provided that, prior to January 1, 2019, Debt Incurred pursuant to this clause (y) may only be Incurred to finance Investments permitted by clause (6) of the definition of “Permitted Investments”;

(2)           Debt under the Notes issued on the Issue Date and contribution, indemnification and reimbursement obligations owed by the Company or any Guarantor to any of the other of them in respect of amounts paid or payable on such Notes;

(3)           Guarantees of the Notes;

(4)           Debt of the Company or any Restricted Subsidiary outstanding on the Issue Date (other than Debt described in clause (1), (2) or (3) of this definition);

(5)           Debt of the Company to any Restricted Subsidiary and of any Restricted Subsidiary to the Company or any other Restricted Subsidiary; provided that, (i) any intercompany Debt (including other Investments constituting Debt) owing, and Guarantees provided, by the Company or any Guarantor to a Restricted Subsidiary that is not a Guarantor and will not become a Guarantor in connection with the Incurrence of such Debt (or related Investment) shall be subordinated to the First Priority Notes Obligations pursuant to the Intra-Group Subordinated Note, (ii) the aggregate principal amount of such Debt Incurred pursuant to this clause (5) by a Restricted Subsidiary that is not a Guarantor owing to the Company or any Guarantor shall not exceed in the aggregate the greater of (x) $58.0 million and (y) 2.5% of Consolidated Total Assets and (iii) to the extent the aggregate principal amount of any such Debt is in excess of $25.0 million and such Debt is Incurred by a Restricted Subsidiary that is not organized under the laws of Canada or the United States, such Debt is Incurred or issued subject to an Intercreditor Agreement;

(6)           Guarantees Incurred by the Company of Debt of a Restricted Subsidiary otherwise permitted to be Incurred under this Indenture; provided that such Guarantees are subordinated to the Notes to the same extent as the Debt being Guaranteed if such Debt is a Subordinated Obligation;

(7)           Guarantees by any Restricted Subsidiary of Debt of the Company or any Restricted Subsidiary, including Guarantees by any Restricted Subsidiary of Debt under the Credit Facilities otherwise permitted to be Incurred under this Indenture; provided that such Guarantees are subordinated to the Notes to the same extent as the Debt being Guaranteed if such Debt is a Subordinated Obligation;

(8)           Debt (including in respect of letters of credit, bank guarantees or similar instruments) Incurred by the Company or any Restricted Subsidiary in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Debt with respect to reimbursement type obligations regarding workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance and indemnity, bid, performance, warranty, release, appeal, surety and similar bonds, letters of credit for operating purposes and completion Guarantees provided or Incurred (including Guarantees thereof) by the Company or a Restricted Subsidiary in the ordinary course of business; provided that, upon the Incurrence of Debt with respect to reimbursement obligations regarding workers’ compensation claims, such obligations are reimbursed not later than sixty (60) days following such Incurrence;

(9)           Debt pursuant to (i) Hedge Agreements not entered into for speculative purposes and (ii) Cash Management Obligations;

(10)         Debt of the Company or any Restricted Subsidiary pursuant to Capital Lease Obligations and Purchase Money Debt (including, for the avoidance of doubt, any security deposits in respect of corporate aircraft) Incurred to finance the acquisition, installations, repairs, improvement and removal of fixed or capital assets and any Refinancing Debt that refinances any Debt Incurred pursuant to this clause (10), including any additional Debt Incurred to pay premiums, fees and expense in connection therewith; provided that the aggregate principal amount of such Debt outstanding at any time may not exceed the greater of (i) $29.0 million and (ii) 1.25% of Consolidated Total Assets; provided, further, that Capital Lease Obligations Incurred by the Company or any Restricted Subsidiary pursuant to this clause (10) in connection with a Sale and Leaseback Transaction shall not be subject to the foregoing limitation so long as the proceeds of such Sale and Leaseback Transaction are used by the Company or such Restricted Subsidiary to permanently repay outstanding Debt of the Company and its Restricted Subsidiaries;

(11)         Debt arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, contribution, earnout, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with any Permitted Acquisition or other acquisition or disposition of any business or assets or any Capital Interests of a Restricted Subsidiary otherwise permitted under this Indenture, other than Guarantees of Debt for borrowed money Incurred for the purpose of financing such Permitted Acquisition or other acquisition of such business, assets or Capital Interests;

(12)         Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds or other cash management treasury services in the ordinary course of business;

(13)         Debt consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(14)         Debt of the Company and the Restricted Subsidiaries Incurred under overdraft facilities (including, but not limited to, intraday and purchasing card services) extended by one or more financial institutions and established for the Company’s and the Restricted Subsidiaries’ ordinary course of operations;

(15)         Debt in respect of letters of credit, bank guarantees, warehouse receipts or similar instruments issued to support performance obligations and letters of credit (other than obligations in respect of other Debt) in the ordinary course of business;

(16)         unsecured Debt in respect of obligations to pay the deferred purchase price of goods, services, licenses or progress payments in connection with such goods, services and licenses Incurred in the ordinary course of business and not in connection with the borrowing of money or any Hedge Agreements;

(17)         Debt (i) representing deferred compensation to employees, directors or consultants incurred in the ordinary course of business or (ii) consisting of obligations under deferred compensation or other similar arrangements incurred by such Person in connection with Permitted Acquisitions or any Investment permitted hereunder;

(18)         Debt consisting of promissory notes issued to current or former officers, directors and employees, or their respective estates or family members, in each case, to finance the purchase or redemption of Capital Interests of the Company or any Parent Entity permitted under this Indenture;

(19)         Guarantees of any lease permitted under this Indenture of real property entered into by the Company or any Restricted Subsidiary;

(20)         Debt in an aggregate amount equal to 100% of (i) the net cash proceeds received by the Company from the issuance or sale of its Capital Interests (other than Redeemable Capital Interests) after the Issue Date or by any Parent Entity from the issuance and sale of its Capital Interests (other than Redeemable Capital Interests) and contributed to the Company, in each case, after the Issue Date and (ii) any cash consisting of a capital contribution received by any Parent Entity from the holders of its Capital Interests and contributed to the Company, in each case, excluding any Capital Interests issued or capital contribution made on or prior to the Issue Date; provided, however, (i) any such net cash proceeds that are so received or contributed shall be excluded for purposes of making Restricted Payments under Section 4.07(a) to the extent the Company and its Restricted Subsidiaries Incur Debt in reliance thereon and (ii) any net cash proceeds that are so received or contributed shall be excluded for purposes of Incurring Debt pursuant to this clause to the extent the Company or any of its Restricted Subsidiaries makes a Restricted Payment under Section 4.07(a) in reliance thereon;

(21)         Debt (i) of the Company or any of its Restricted Subsidiaries Incurred or issued to finance a Permitted Acquisition; provided, however, that, after giving effect to such Permitted Acquisition and the Incurrence of such Debt, (x) if such Debt is secured by Lien on Collateral that is pari passu with or senior to the Lien on Collateral securing the Notes, the Senior Secured Net Leverage Ratio of the Company and its Restricted Subsidiaries determined on a Pro Forma Basis would either: (A) not exceed 5.00:1.00 or (B) be equal to or less than such ratio immediately prior to such acquisition, merger, amalgamation, arrangement or consolidation, and (y) if such Debt is secured by a Lien on Collateral that is junior to the Lien on Collateral securing the Notes, is secured by a Lien on assets other than the Collateral or is unsecured, the Total Net Leverage Ratio of the Company and its Restricted Subsidiaries determined on a Pro Forma Basis would either: (A) not exceed 6.50:1.00 or (B) be equal to or less than such ratio immediately prior to such acquisition, merger, amalgamation, arrangement or consolidation and (ii) assumed by the Company or any of its Restricted Subsidiaries in connection with Permitted Acquisitions; provided, however, that after giving effect to such Permitted Acquisition and the assumption of such Debt, the Total Net Leverage Ratio of the Company and its Restricted Subsidiaries determined on a Pro Forma Basis would either: (A) not exceed 6.50:1.00 or (B) be equal to or less than such ratio immediately prior to such Permitted Acquisition and the assumption of such Debt;

(22)         Debt of any Restricted Subsidiary that is not a Guarantor under any working capital or similar line of credit in an aggregate outstanding principal amount not to exceed $10.0 million;

(23)         Debt of the Company and the Guarantors under a Credit Facility consisting of extensions of credit made in respect of revolving credit commitments  in an aggregate principal amount of up to the greater of (x) $150.0 million at any time outstanding or (y) 50% of Consolidated Adjusted EBITDA (on a Pro Forma basis for after giving effect to any acquisitions), with a total outstanding principal amount not to exceed $250.0 million, the proceeds of which shall not be used to fund any acquisitions, joint ventures, minority investments or investments in Unrestricted Subsidiaries;

(24)         Debt of the Company or any Restricted Subsidiary not otherwise permitted pursuant to this definition, in an aggregate principal amount not to exceed the greater of (x) $40.5 million and (y) 1.75% of Consolidated Total Assets at any time outstanding; provided that, to the extent the aggregate principal amount of any such Debt is in excess of $25.0 million and such Debt is Incurred by a Restricted Subsidiary that is not organized under the laws of Canada or the United States, such Debt is Incurred or issued subject to an Intercreditor Agreement;

(25)         Refinancing Debt Incurred at any time in respect of Debt Incurred pursuant to Section 4.09(a) or pursuant to clauses (1)(y), (2), (3), (4), (20) or (21) of this definition or this clause (25); and

(26)         Debt arising pursuant to appeal bonds or similar instruments required in connection with judgments that do not result in a Default or Event of Default;

provided that any such Debt Incurred by Restricted Subsidiaries that are not Guarantors pursuant to clauses (1), (21)(i), (24) and (25) (but solely to the extent such Refinancing Debt is in respect of Debt Incurred pursuant to Section 4.09(a) or clause (1)(y) above) and Section 4.09(a), shall not exceed an aggregate principal amount outstanding equal to the greater of (i) $58.0 million and (ii) 2.5% of Consolidated Total Assets.

“Permitted Holders” means (a) one or more of the Plan Sponsors and (b) any Person or entity with which one or more of the Plan Sponsors and management form a “group” (within the meaning of the Securities Act) so long as, in the case of this clause (b), the Plan Sponsors beneficially own more than 50% of the aggregate voting power of such group.

“Permitted Investments” means:

(1)           Investments in existence on the Issue Date;

(2)           Investments required pursuant to any agreement or obligation of the Company or a Restricted Subsidiary, in effect on the Issue Date, to make such Investments;

(3)           Investments in cash and Eligible Cash Equivalents;

(4)           Investments in property and other assets, owned or used by the Company or any Restricted Subsidiary in the ordinary course of business;

(5)           Investments by the Company or any of its Restricted Subsidiaries in the Company or any Restricted Subsidiary; provided that the aggregate principal amount of such Investments (including any intercompany Debt and other Investments) made pursuant to this clause (5) by the Company or any Guarantor in Restricted Subsidiaries that are not Guarantors and will not become Guarantors in connection with the Incurrence of such Investment, when aggregated with Debt Incurred by Restricted Subsidiaries that are not Guarantors owing to the Company or any Guarantor pursuant to clause (5)(ii) of the definition of “Permitted Debt” and acquisitions of Persons that do not become Guarantors pursuant to clause (6) of this definition, shall not exceed the greater of (x) $58.0 million and (y) 2.5% of Consolidated Total Assets;

(6)           Investments constituting Permitted Acquisitions;

(7)           Hedge Agreements not entered into for speculative purposes;

(8)           receivables owing to the Company or any of its Subsidiaries and advances to suppliers, in each case, if created, acquired or made in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

(9)           Investments received in settlement of obligations owed to the Company or any Restricted Subsidiary and as a result of bankruptcy or insolvency proceedings or upon the foreclosure or enforcement of any Lien in favor of the Company or any Restricted Subsidiary;

(10)         Investments by the Company or any Restricted Subsidiary not otherwise permitted under this definition, in an aggregate amount not to exceed the greater of (x) $58.0 million and (y) 2.5% of Consolidated Total Assets at any one time outstanding;

(11)         loans and advances to officers, directors, employees or consultants of the Company or any Restricted Subsidiary in an amount not to exceed $5.0 million in the aggregate at any one time outstanding;

(12)         Investments the payment for which consists solely of Capital Interests (excluding Redeemable Capital Interests) of the Company;

(13)         any Investment in any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with an Asset Sale consummated in compliance with Section 4.10 or any other disposition of property not constituting an Asset Sale;

(14)         guarantees of operating leases or of other obligations that do not constitute Debt, in each case, entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(15)         payroll, entertainment, travel, moving, relocation and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(16)         Guarantees by the Company or any Restricted Subsidiary of Debt otherwise permitted by Section 4.09;

(17)          any Investment acquired by the Company or any of its Restricted Subsidiaries:

(i)            in exchange for any other Investment or accounts receivable held by the Company or any Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the Company of such other Investment or accounts receivable;

(ii)           in satisfaction of judgments against other Persons;

(iii)          as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; or

(iv)          received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any Restricted Subsidiary, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer, or (B) litigation, arbitration or other disputes;

(18)         any Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment or other similar assets in the ordinary course of business, or the licensing or contribution of Intellectual Property or rights to any Person;

(19)         advances, loans or extensions of trade credit or prepayments of expenses or loans or advances made to distributors, suppliers or licensors in each case, in the ordinary course of business by the Company or any of its Restricted Subsidiaries;

(20)         repurchases of the Notes and Obligations under the Credit Facilities;

(21)         (a) Investments consisting of the purchase price paid for and reasonable transaction costs related to acquisitions by the Company or any Restricted Subsidiary of all or substantially all of the assets or Capital Interests of a Person engaged in a Permitted Business, (b) Investments of any Person existing at the time such Person becomes a Restricted Subsidiary of the Company or consolidates, merges or amalgamates with the Company or any of its Restricted Subsidiaries so long as such Investments were not made in contemplation of such Person becoming a Restricted Subsidiary or of such consolidation, merger or amalgamation and (c) Investments consisting of any acquisition of, or licenses for, products or assets used or useful in a Permitted Business;

(22)         Investments in a Permitted Joint Venture, when taken together with all other Investments made pursuant to this clause (22) that are at the time outstanding (and not otherwise converted or applied to another clause of this definition of “Permitted Investments”), not to exceed $25.0 million at any one time outstanding;

(23)         Investments resulting from pledges and deposits referred to in clauses (6), (9), (15), (18), (19), (22), (24) and (38) of the definition of “Permitted Liens”;

(24)         actions permitted pursuant to the Transactions;

(25)         Investments in the ordinary course of business consisting of UCC Article 3 endorsements for collection or deposit and UCC Article 4 customary trade arrangements with customers and foreign law equivalent interests;

(26)         advances in the form of a prepayment of expenses, so long as such expenses are being paid in accordance with customary trade terms of the Company or any Restricted Subsidiary;

(27)         acquisitions by the Company or any of the Guarantors of Investments evidencing obligations owed by one or more officers or other employees of the Company, such Guarantor or their respective Subsidiaries in connection with such officer’s or employee’s acquisition of Capital Interests of the Company or MIPCo, so long as no cash is actually advanced in connection with the acquisition of any such obligations;

(28)         Investments consisting of the licensing, sublicensing, covenants not to sue, releases or other rights under Intellectual Property (including in connection with distribution, development, license and supply agreements) in the ordinary course of business or in the reasonable business judgment of the Company or the Restricted Subsidiaries; and

(29)         Investments consisting of purchases and acquisitions of Intellectual Property in the ordinary course of business or in the reasonable business judgment of the Company or the Restricted Subsidiaries.

Notwithstanding anything in this definition, no Investment may be made in any Unrestricted Subsidiary consisting of Intellectual Property which is material to the business of the Company and its Restricted Subsidiaries, taken as a whole.

“Permitted Joint Venture” means any joint venture (which may be in the form of a limited liability company, partnership, corporation or other entity) in which the Company or any of its Restricted Subsidiaries is a joint venturer; provided, however, that (a) the joint venture is engaged solely in a Permitted Business and (b) the Company or a Restricted Subsidiary is required by the governing documents of the joint venture or an agreement with the other parties to the joint venture to participate in the management of such joint venture as a member of such joint venture’s Board of Directors or otherwise.

“Permitted Jurisdiction” means the United States or Canada or, in each case, any political subdivision thereof or any state, province or territory thereof, the District of Columbia, the United Kingdom, Australia, Jersey, Ireland, Luxembourg, the Netherlands, New Zealand, Sweden or Switzerland.

“Permitted Liens” means:

(1)           Liens securing Obligations in respect of  Debt permitted by clause (1) of the definition of “Permitted Debt”; provided that (A) in the case of Liens securing any Obligations constituting First Priority Obligations, the holders of such Obligations, or their duly appointed agent, shall become party to the Collateral Trust Agreement and (B) in the case of Liens securing any Junior Priority Debt, the holders of such Junior Priority Debt, or their duly appointed agent, shall become a party to an Intercreditor Agreement with the Collateral Trustee on terms that are customary for such financings as determined by the Company in good faith reflecting the subordination of such Liens to the Liens securing the Notes;

(2)           Liens in favor of the Company or any Restricted Subsidiary;

(3)           Liens on property of a Person existing at the time of a Permitted Acquisition; provided that such Liens were not Incurred in contemplation of or in connection with such Permitted Acquisition and do not extend to any assets other than those of the Person so acquired by the Company or the Restricted Subsidiary;

(4)           (x) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company; provided that such Liens were not Incurred in contemplation of or in connection with such acquisition and do not extend to any property other than the property so acquired by the Company or the Restricted Subsidiary and (y) Liens securing Debt permitted by clause (21)(ii) of the definition of “Permitted Debt” may be secured by Liens on the newly acquired assets or assets of the newly acquired subsidiary, provided that such Liens were not created in contemplation of or in connection with the acquisition of such assets or subsidiary by the Company or any Restricted Subsidiary; provided, further, that the Senior Secured Net Leverage Ratio, determined on a Pro Forma Basis, shall not exceed 5.00:1.00;

(5)           Liens existing on the Issue Date, excluding Liens under the Credit Agreement;

(6)           pledges or deposits by such Person under workers’ compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case, Incurred in the ordinary course of business;

(7)           Liens imposed by law, including carriers’, warehousemen’s, mechanics’, materialmen’s and repairmen’s Liens, arising in the ordinary course of business and securing obligations that are not overdue by more than 60 days or that are being contested in good faith by appropriate proceedings, in each case, in respect of which a reserve or other appropriate provisions, if any, as shall be required by IFRS shall have been made;

(8)           Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings; provided that appropriate reserves required pursuant to IFRS have been made in respect thereof;

(9)           Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not secure Debt;

(10)         (a) Liens securing Hedge Agreements not entered into for speculative purposes and (b) set-off and early termination rights under Hedge Agreements;

(11)         Liens relating to bankers’ liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution (for the avoidance of doubt, this includes any security interest or right of set-off which arises from the general banking conditions (algemene bankvoorwaarden)); provided that:

(a)           such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

(b)           such deposit account is not established by the Company or any Restricted Subsidiary for the purpose of providing collateral to the depository institution;

(12)         any Lien resulting from the deposit of money or other cash equivalents or other evidence of Debt in trust or as agent for the purpose of defeasing Debt of the Company or any Restricted Subsidiary; provided that the Incurrence of Debt and such defeasance or satisfaction and discharge are not prohibited by this Indenture;

(13)         Liens securing Obligations in respect of Debt (including Capital Lease Obligations and Purchase Money Debt) permitted by clause (10) of the definition of “Permitted Debt” covering only the assets acquired, constructed, installed, improved, repaired or developed with, or secured by, such Debt; provided that such Liens attach concurrently with or within 270 days after the acquisition, construction, installation, improvement, repair or development (as applicable) of the property subject to such Liens;

(14)         Liens securing Obligations in respect of (a) Debt permitted by clause (14) of the definition of “Permitted Debt” (and any Guarantee thereof) and (b) Obligations of Subsidiaries other than Guarantors; provided that, in the case of clause (b), such Liens attach only to assets of Restricted Subsidiaries other than Guarantors and such Liens do not secure obligations in an aggregate principal or other amount outstanding at any time exceeding the greater of (x) $23.0 million and (y) 1.0% of Consolidated Total Assets;

(15)         Liens securing Debt permitted by clause (15) of the definition of “Permitted Debt”;

(16)         Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;
(17)         Liens securing Obligations in respect of Refinancing Debt; provided that any such Lien covers only the assets that secure the Debt being refinanced; provided, further, for the avoidance of doubt, that this clause (17) shall not permit Liens securing Refinancing Debt that is Incurred in the form of Junior Priority Debt pursuant to subclause (6)(y) of the definition of “Refinancing Debt”;

(18)         leases, subleases, survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Debt and which do not in the aggregate materially impair the operation of the business of the Company and its Subsidiaries, taken as a whole;

(19)         Liens (a) solely on any cash earnest money deposits made by the Company or any of the Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder and (b) on the proceeds of Debt in favor of the lenders or holders of such Debt and their agents or representatives pending the application of such proceeds to a Permitted Acquisition or other Investment permitted hereunder or any refinancing;

(20)         judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(21)         Liens arising out of consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(22)         Liens securing insurance premium financing arrangements, provided that such Liens are limited to the applicable unearned insurance premiums;

(23)         Liens arising from precautionary UCC or PPSA (or its equivalent) financing statements or similar or analogous financing statements in any jurisdiction;

(24)          Liens arising from the right of distress enjoyed by landlords or lessors or Liens otherwise granted to landlords or lessors, in either case, to secure payment of arrears of rent in respect of leased properties;

(25)         deemed trusts or other Liens that are unregistered and that secure amounts that are not yet delinquent in respect of unpaid wages, vacation pay, employee or non-resident withholding tax source deductions, goods and services taxes, sales taxes, harmonized sales taxes, municipal taxes, workers’ compensation, unemployment insurance, pension fund obligations and realty taxes;

(26)         Liens on Capital Interests of any joint venture or Unrestricted Subsidiary:

(i)            securing Debt or obligations of such joint venture or Unrestricted Subsidiary, as the case may be; or

(ii)           pursuant to the relevant joint venture agreement or arrangement;

(27)          Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Debt secured by any Lien permitted under this Indenture; provided, however, that (x) such new Lien pursuant to this clause (27) shall be limited to all or part of the same property (which, for the avoidance of doubt, may include after-acquired property to the extent such after-acquired property would be subject to the existing Lien) that secured the original Lien (plus improvements on and accessions to such property), (y) the Debt secured by such Lien at such time pursuant to this clause (27) is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the applicable Debt at the time the original Lien became a Lien permitted hereunder, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement, and (z) such new Lien pursuant to this clause (27) shall also continue to constitute a utilization of any capacity pursuant to the clause under which such initial Lien was incurred;

(28)         licenses, sublicenses, covenants not to sue, releases or other rights under intellectual property granted to others (including in connection with distribution, development, license and supply agreements) in the ordinary course of business or in the reasonable business judgment of the Company or any of the Restricted Subsidiaries;

(29)         Liens securing the Company’s or its Subsidiaries’ obligations in relation to corporate aircraft, including rights under any lease, sublease, charter, management, operating, crew, service, repair, maintenance, storage or other agreement relating to the aircraft, rights in the aircraft and any parts, accessions and accessories thereto, rights under insurance policies and security deposits and rights in income derived from and proceeds of any of the foregoing, in the ordinary course;

(30)         other Liens securing Debt or other obligations in an aggregate principal or other amount outstanding at any one time not to exceed the greater of (x) $40.5 million and (y) 1.75% of Consolidated Total Assets;

(31)         Liens securing any Obligations in respect of the Notes issued on the Issue Date, this Indenture or the Collateral Documents, excluding, for the avoidance of doubt, any Additional Notes;

(32)         subject, if applicable, to an Intercreditor Agreement, Liens securing Debt permitted by clause (21)(i) of the definition of “Permitted Debt”;

(33)         Liens securing Obligations Incurred under a Credit Facility permitted by clause (23) of the definition of “Permitted Debt”; provided that (a) the holders of such Obligations, or their duly appointed agent, shall become party to the Collateral Trust Agreement and (b) only Liens securing Obligations Incurred pursuant to clause (23) of the definition of “Permitted Debt” may have priority under the Priority Waterfall in the Collateral Trust Agreement, and no other Debt otherwise permitted to be secured hereunder may have such status;

(34)         Liens securing Debt permitted to be Incurred pursuant to any Sale and Leaseback Transactions, so long as such liens attach only to the property to which such Debt relates (or accessions to such property and proceeds thereof);

(35)         any interest or title of a lessor or sublessor under any leases or subleases entered into by the Company or any Restricted Subsidiary in the ordinary course of business;

(36)         Liens that are contractual rights of set-off, off-set or recourse to account balances relating to purchase orders and other agreements (other than Debt for borrowed money) entered into with customers in the ordinary course of business;

(37)         leases or subleases, licenses or sublicenses granted to or from other Persons in the ordinary course of business and not interfering in any material and adverse respect with the business of the Company and the Restricted Subsidiaries, taken as a whole;

(38)         Liens on securities that are the subject of repurchase agreements constituting Eligible Cash Equivalents under clause (iii) of the definition thereof; and

(39)         Liens securing any Cash Management Obligations.

“Permitted MIP Transaction” means (i) within 30 days of the Issue Date, the transfer by the Company to MIPCo of the Capital Interests it holds in Concordia Investments (Jersey) Limited and Concordia Financing (Jersey) Limited and the substantially concurrent pledge by MIPCo of such Capital Interests in favor of the Collateral Trustee pursuant to the Collateral Documents and (ii) thereafter, the transfer by the Company to MIPCo of (a) the Capital Interests it holds in Concordia Pharmaceuticals Inc., Concordia Laboratories Inc., Concordia Labs Inc. and Concordia Pharmaceuticals (US) Inc. and the substantially concurrent pledge by MIPCo of such Capital Interests, (b) the intra-group receivables owed to the Company by each of Concordia Financing (Jersey) Limited and Concordia Pharmaceuticals (US) Inc. and the substantially concurrent pledge by MIPCo of such receivables, in each case, in favor of the Collateral Trustee pursuant to the Collateral Documents and (c) any other assets owned by the Company at the time of the Permitted MIP Transaction, and the substantially concurrent granting of a security interest in such assets, in favor of the Collateral Trustee to the extent required by the Collateral Documents; provided that this clause (c) shall not relieve MIPCo of its obligations to comply with Section 4.17(b)(1).

“Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, unlimited liability companies, limited liability partnerships, private limited companies, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, or government or any agency or political subdivision thereof.

“Photofrin” means all pharmaceutical products containing the active ingredient porfimer sodium in various dosage forms, currently marketed by the Company or any of its affiliates under the trademark PHOTOFRIN.

“Pinnacle” means Pinnacle Biologics, Inc.

“Plan” has the meaning set forth in the recitals hereto.

“Plan Sponsor” means any Person, together with its controlled affiliates (which shall include “Affiliates” as defined in the Company’s articles, as amended), which collectively owns, directly or indirectly, Class A special shares or Class B special shares or 5% or more of the outstanding Voting Interests of the Company after giving effect to the Recapitalization Transaction on the Issue Date.

“Post-Petition Interest” means any interest or entitlement to fees or expenses or other charges that accrue after the commencement of any bankruptcy or insolvency proceeding, whether or not allowed or allowable as a claim in any such bankruptcy or insolvency proceeding.

“PPSA” means the Personal Property Security Act (Ontario); provided that, if the validity, attachment, perfection (or opposability) or the effect of perfection or non-perfection or the priority of any security interest in any Collateral is governed by the personal property security laws or laws relating to movable property of any jurisdiction other than the Province of Ontario, “PPSA” shall include those personal property security laws or laws relating to movable property in such other jurisdiction for the purpose of the provisions hereof relating to such validity, attachment, perfection (or opposability), effect of perfection or non-perfection or priority and for the definitions related to such provisions.

“Preferred Interests,” as applied to the Capital Interests in any Person, means Capital Interests in such Person of any class or classes (however designated) that rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to shares of Common Interests in such Person.

“Priority Lien Secured Parties” has the meaning set forth in the Collateral Trust Agreement.

“Priority Waterfall” means the provisions of Section 3.4 of the Collateral Trust Agreement.

“Private Placement Legend” means the legend set forth in Section 2.06(f)(i) to be placed on all Notes issued under this Indenture, except where otherwise permitted by the provisions of this Indenture.

“Pro Forma” or “Pro Forma Basis” means, for purposes of determining compliance with any provision of this Indenture, including the determination of any financial ratio or test or the amount of revenue, Consolidated Total Assets or Consolidated Adjusted EBITDA, that any Specified Transaction occurring since the first day of the relevant period to and including the relevant date such determination is made (including after the relevant quarter or period end, if applicable) shall be deemed to have occurred as of the first day of the relevant period, including pro forma adjustments arising out of events attributable to such Specified Transaction (including giving effect to those specified in accordance with the definitions of Consolidated Adjusted EBITDA and Consolidated Net Income); provided that any event, occurrence or transaction that would otherwise be deemed a Specified Transaction, but for failure to meet the monetary threshold in the definition thereof, shall also be given effect on a Pro Forma Basis.  Upon giving effect to a transaction on a Pro Forma Basis, (i) any Debt Incurred by the Company or any Restricted Subsidiaries in connection with such Specified Transaction (or any other transaction which occurred during the relevant period) shall be deemed to have been Incurred as of the first day of the relevant period, (ii) if such Debt has a floating or formula rate, then the rate of interest for such Debt for the applicable period for purposes of the calculations contemplated by this definition shall be determined by utilizing the rate which is or would be in effect with respect to such Debt as at the relevant date of such calculations, (iii) income statement items (whether positive or negative) and Consolidated Adjusted EBITDA attributable to all property acquired in such Specified Transaction or to the Investment constituting such Specified Transaction, as applicable, shall be included as if such Specified Transaction has occurred as of the first day of the relevant period, (iv) income statement items (whether positive or negative) attributable to all property disposed of in any Specified Transaction (including any income statement items attributable to disposed, abandoned or discontinued operations), shall be excluded as if such Specified Transaction has occurred as of the first day of the relevant period, (v) such other pro forma adjustments which would be permitted or required by United States securities laws or Canadian Securities Laws, as amended, shall be taken into account (in addition to any adjustments permitted pursuant to any applicable financial definition or test) and (vi) such other adjustments made by the Company pursuant to clause (vi) of the second sentence of the definition of “Pro Forma” or “Pro Forma Basis” (as each such term is defined in the Credit Agreement (as in effect on the Issue Date)).  Interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by an Authorized Officer of the Company to be the rate of interest implicit in such Capital Lease Obligation in accordance with IFRS.  Interest on Debt that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, bankers’ acceptances market rate, or other rate, shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Company or the applicable Restricted Subsidiary may designate.  Any such adjustments included in calculations made on a Pro Forma Basis shall continue to apply to subsequent calculations of any applicable financial ratios or tests, including during any subsequent test period in which the effects thereof are expected to be realized.

“Purchase Date” has the meaning set forth in the definition of “Offer to Purchase.”

“Purchase Money Debt” means Debt:

(i)            Incurred to finance the purchase, assembly, installation or construction (including additions and improvements thereto) of any assets (other than Capital Interests) of such Person or any Restricted Subsidiary; and

(ii)           that is secured by a Lien on such assets where the lender’s sole security is to the assets so purchased, assembled, installed or constructed and, in any case, that does not exceed 100% of the cost and to the extent the purchase or construction prices for such assets are or should be included in “addition to property, plant or equipment” in accordance with IFRS.

“Purchase Price” has the meaning set forth in the definition of “Offer to Purchase.”

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Qualified Capital Interests” in any Person means a class of Capital Interests other than Redeemable Capital Interests.

“Qualified Equity Offering” means (i) any public equity offering of Qualified Capital Interests yielding gross proceeds to the Company, or any Parent Entity, of at least $20.0 million or (ii) a private equity offering of Qualified Capital Interests of the Company, or any Parent Entity, other than any such public or private sale to an entity that is an Affiliate of the Company (other than a Plan Sponsor); provided that, in the case of an offering or sale by a Parent Entity, such Parent Entity contributes to the capital of the Company the portion of the net cash proceeds of such offering or sale necessary to pay the aggregate Redemption Price (plus accrued and unpaid interest, if any, to the redemption date) of the Notes to be redeemed pursuant to the provisions described under Section 3.07(b).

“Rating Agencies” means Moody’s and S&P or, if Moody’s or S&P or both shall not make a rating on the Notes publicly available other than as a result of actions by the Company, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company which shall be substituted for Moody’s or S&P or both, as the case may be.

“Recapitalization Transaction” has the meaning set forth in the recitals hereto.

“Record Date” for the interest payable on any applicable Interest Payment Date means March 15 or September 15 (whether or not a Business Day) preceding such Interest Payment Date.

“Redeemable Capital Interests” in any Person means any equity security of such Person that, by its terms (or by terms of any security into which it is convertible or for which it is exchangeable) or otherwise (including the passage of time or the happening of an event), is required to be redeemed (other than in exchange for Qualified Capital Interests), is redeemable (other than in exchange for Qualified Capital Interests) at the option of the holder thereof in whole or in part (including by operation of a sinking fund) or is convertible or exchangeable for Debt of such Person at the option of the holder thereof, in whole or in part, at any time prior to the Stated Maturity of the Notes; provided that only the portion of such equity security which is required to be redeemed, is so convertible or exchangeable or is so redeemable at the option of the holder thereof before such date will be deemed to be Redeemable Capital Interests.  Notwithstanding the preceding sentence, any equity security that would constitute Redeemable Capital Interests solely because the holders of the equity security have the right to require the Company to repurchase such equity security upon the occurrence of a Change of Control, an Asset Sale or a Casualty Event will not constitute Redeemable Capital Interests if the terms of such equity security provide that the Company may not repurchase or redeem any such equity security pursuant to such provisions unless such repurchase or redemption complies with Section 4.07.  The amount of Redeemable Capital Interests deemed to be outstanding at any time for the purposes of this Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Redeemable Capital Interests or portion thereof, exclusive of accrued dividends.

“Redemption Price,” when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

“Refinancing Debt” means Debt that refunds, refinances, renews, replaces or extends any Debt permitted to be Incurred by the Company or any Restricted Subsidiary pursuant to the terms of this Indenture, whether involving the same or any other lender or creditor or group of lenders or creditors, but only to the extent that:

(1)           the Refinancing Debt is subordinated to the Notes or the Note Guarantees, as applicable, to at least the same extent as the Debt being refunded, refinanced or extended, if such Debt was subordinated to the Notes;

(2)           the Refinancing Debt is scheduled to mature either (a) no earlier than the Debt being refunded, refinanced or extended or (b) at least 91 days after the maturity date of the Notes;

(3)           the Refinancing Debt has an Average Life at the time such Refinancing Debt is Incurred that is equal to or greater than the Average Life of the Debt being refunded, refinanced, renewed, replaced or extended;

(4)           such Refinancing Debt is in an aggregate principal amount that is less than or equal to the sum of (a) the aggregate principal or accreted amount (in the case of any Debt issued with original issue discount, as such) then outstanding under the Debt being refunded, refinanced, renewed, replaced or extended, (b) the amount of accrued and unpaid interest, if any, on such Debt being refinanced and any reasonably determined premium necessary to accomplish any such refinancing (including in that limitation any “make whole” premium) and (c) the amount of reasonable and customary fees, expenses and costs related to the Incurrence of such Refinancing Debt;

(5)           such Refinancing Debt is Incurred by the same Person (or its successor) that initially Incurred the Debt being refunded, refinanced, renewed, replaced or extended, except that the Company or any Guarantor may Incur Refinancing Debt to refund, refinance, renew, replace or extend Debt of any Restricted Subsidiary of the Company; and

(6)           (x) if the Debt being refinanced is secured by a Lien on any Collateral, such Refinancing Debt may be secured by a Lien on such Collateral (including any Collateral pursuant to after-acquired property clauses to the extent any such Collateral would have secured the Debt being refinanced, but not any additional Collateral) on terms relating to such Collateral not materially less favorable to the First Priority Notes Secured Parties (as determined conclusively by the Company and evidenced by an Officer’s Certificate) than those contained in the documentation (including any Intercreditor Agreement) governing the Debt being refinanced and (y) if the Debt being refinanced is unsecured, such Refinancing Debt may be secured by a Lien on the Collateral (including any Collateral pursuant to after-acquired property clauses to the extent any such Collateral would have secured the Debt being refinanced, but not any additional Collateral) so long as such Refinancing Debt is Junior Priority Debt and the holders of such Junior Priority Debt, or their duly appointed agent, shall become a party to an Intercreditor Agreement with the Collateral Trustee (and acknowledged by the Trustee) on terms that are customary for such financings as determined by the Company in good faith reflecting the subordination of such Liens to the liens securing the Notes.

“Regulation S” means Regulation S promulgated under the Securities Act.

“Regulation S Global Note” means a Regulation S Temporary Global Note or a Regulation S Permanent Global Note, as appropriate.

“Regulation S Permanent Global Note” means a Global Note substantially in the form of Exhibit A hereto, bearing the Private Placement Legend, the Global Notes Legend and the Canadian Restricted Legend (if applicable) and deposited with or on behalf of and registered in the name of the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Notes sold in reliance on Regulation S.

“Regulation S Temporary Global Note” means a temporary Global Note in the form of Exhibit A, bearing the Private Placement Legend, the Global Notes Legend, the Canadian Restricted Legend (if applicable) and the Regulation S Temporary Global Notes Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Notes initially sold in reliance on Rule 903 of Regulation S.

“Regulation S Temporary Global Notes Legend” means the legend set forth in Section 2.06(f)(iv) to be placed on the Regulation S Temporary Global Note.

“Related Business Assets” means assets (other than cash or Eligible Cash Equivalents) used or useful in a Permitted Business; provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Required Consenting Holders” means, as of any date of determination, one or more Holders holding Notes constituting at least the Applicable Voting Percentage.

“Responsible Officer” means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such Person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

“Restricted Amount” has the meaning set forth in Section 4.10(e).

“Restricted Definitive Note” means a Definitive Note bearing the Private Placement Legend and the Canadian Restricted Legend (if applicable).

“Restricted Global Note” means a Global Note bearing the Private Placement Legend, the Global Notes Legend and the Canadian Restricted Legend (if applicable).

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Payment” means any of the following:

(a)           any dividend or other distribution declared and paid on the Capital Interests in the Company or on the Capital Interests in any Restricted Subsidiary of the Company that are held by, or declared and paid to, any Person other than the Company or a Restricted Subsidiary of the Company, other than:

(i)            dividends, distributions or payments made solely in Qualified Capital Interests in the Company; and

(ii)           dividends or distributions payable to the Company or a Restricted Subsidiary of the Company or to the other holders of Capital Interests of a Restricted Subsidiary (other than MIPCo) on a pro rata basis;

(b)           any payment made by the Company or any of its Restricted Subsidiaries to purchase, redeem, acquire or retire any Capital Interests in the Company or MIPCo (including the conversion into, or exchange for, Debt, of any Capital Interests) other than any such Capital Interests owned by the Company or any Restricted Subsidiary (other than a payment made solely in Qualified Capital Interests in the Company);

(c)           any payment made by the Company or any of its Restricted Subsidiaries (other than a payment made solely in Qualified Capital Interests in the Company) to redeem, repurchase, defease (including an in substance or legal defeasance) or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment, any Junior Financing (excluding any Debt owed to the Company or any Restricted Subsidiary), except payments of principal and interest in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, within one year of the due date thereof (this clause (c), “Junior Financing Payments”); and

(d)           any Restricted Investment.

“Restricted Period”, with respect to any Note, means the period of 40 consecutive days beginning on and including the later of (a) the day on which such Note is first offered to Persons other than distributors (as defined in Regulation S) in reliance on Regulation S, notice of which day shall be promptly given by the Company to the Trustee, and (b) the date of issuance with respect to such Note or any predecessor of such Note.

“Restricted Subsidiary” means any Subsidiary that has not been designated as an “Unrestricted Subsidiary” in accordance with this Indenture.

“Rule 144” means Rule 144 promulgated under the Securities Act.

“Rule 144A” means Rule 144A promulgated under the Securities Act.

“S&P” means Standard & Poor’s, a division of The McGraw Hill Companies, Inc., or any successor to its rating agency business.

“Sale and Leaseback Transaction” means any direct or indirect arrangement pursuant to which property is sold or transferred by the Company or a Restricted Subsidiary and is thereafter leased back as a capital lease by the Company or a Restricted Subsidiary.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Secured Net Leverage Ratio” means, as of any date of determination, the ratio of (a) the aggregate principal amount of Consolidated Total Debt secured by a Lien on the Collateral on a pari passu basis with, or senior to, Liens securing the Notes (net of unrestricted cash and Eligible Cash Equivalents of the Company and its Restricted Subsidiaries in excess of the Base Amount, except the proceeds of Debt that is Incurred for which the Senior Secured Net Leverage Ratio is to be calculated and the proceeds of other Debt Incurred substantially contemporaneously therewith) to (b) Consolidated Adjusted EBITDA for the most recently ended four fiscal quarter period for which financial statements are available, which may include internal financial statements prepared in good faith by the Company.

“Significant Subsidiary” has the meaning set forth in Rule 1-02 of Regulation S-X under the Securities Act and the Exchange Act, but shall not include any Unrestricted Subsidiary.

“Specified Transaction” means, with respect to any period, any:

(1)           Investment involving the acquisition of an operating or geographical unit of a business or that constitutes an acquisition of all or substantially all of the common stock of a Person and involves the payment of consideration by the Company and its Restricted Subsidiaries in excess of $5.0 million;

(2)           sale or transfer of assets or property or other asset disposition (including any disposal, abandonment or discontinuance of operations) that yields gross proceeds to the Company or any of its Restricted Subsidiaries in excess of $5.0 million or involves the abandonment or discontinuation of operations with a value in excess of $5.0 million;

(3)           Incurrence, amendment, modification, repayment or refinancing of Debt;

(4)           Restricted Payment;

(5)           designation or redesignation of an Unrestricted Subsidiary or Restricted Subsidiary; or

(6)           other event,

in each case, that by the terms of this Indenture requires pro forma compliance with a test or covenant hereunder or requires such test or covenant to be calculated on a Pro Forma Basis.

“Stated Maturity,” when used with respect to (i) any Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal amount of such Note or such installment of interest is due and payable and (ii) any other Debt or any installment of interest thereon, means the date specified in the instrument governing such Debt as the fixed date on which the principal of such Debt or such installment of interest is due and payable.

“Subordinated Obligation” means any Debt of the Company or any Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is subordinated or junior in right of payment to the Notes or the Note Guarantees pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any Person, any corporation, limited or general partnership, limited liability company, private limited company, trust, association or other business entity of which more than 50% of the Voting Interests is at the time owned, directly or indirectly, by:

(1)           such Person;

(2)           such Person and one or more Subsidiaries of such Person; or

(3)            one or more Subsidiaries of such Person.

Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Company.

“Swedish Companies Act” means the Swedish Companies Act (Sw.  aktiebolagslagen (2005:551)).

“Swedish Guarantor” means any Guarantor incorporated in Sweden.

 “Swedish Security Agreements” has the meaning set forth in Schedule I to the Collateral Trust Agreement.

“Swedish Transaction Security” means any Lien granted or created (or purported to be granted or created) under a Swedish Security Agreement.

“Swiss Withholding Tax” means the tax imposed based on the Swiss Federal Act on Withholding Tax of 13 October 1965 (Bundesgesetz über die Verrechnungssteuer).

“Total Net Leverage Ratio” means, as of any date of determination, the ratio of (a) the aggregate principal amount of Consolidated Total Debt determined on a Pro Forma Basis as of the last day of the fiscal quarter for which internal financial statements are available (net of unrestricted cash and Eligible Cash Equivalents of the Company and its Restricted Subsidiaries in excess of the Base Amount, except the proceeds of Debt that is Incurred for which the Total Net Leverage Ratio is to be calculated and the proceeds of other Debt Incurred substantially contemporaneously therewith) to (b) Consolidated Adjusted EBITDA for the most recently ended four fiscal quarter period for which internal financial statements are available prior to such date, which may include internal financial statements prepared in good faith by the Company.

“Transactions” means, collectively, (a) the consummation of the transactions contemplated by the Recapitalization Transaction, (b) the execution, delivery and performance by the Company and the Guarantors of the Notes Documents and (c) the execution, delivery and performance by the Company and the Guarantors of the documentation in connection with the borrowings under the Credit Agreement and the performance of obligations contemplated by the Credit Agreement.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the then remaining term of the Notes to September 6, 2020; provided, however, that if the period from such redemption date to September 6, 2020 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that, if the period from such redemption date to September 6, 2020 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used. The Company will (a) calculate the Treasury Rate on the second Business Day preceding the applicable redemption date and (b) prior to such redemption date, file with the Trustee an Officer’s Certificate setting forth the Applicable Premium and the Treasury Rate and showing the calculation of each in reasonable detail.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.

“Trustee” means GLAS, as trustee, until a successor replaces it in accordance with the applicable provisions of this Indenture, and thereafter means the successor serving hereunder.

“UCC” means the Uniform Commercial Code (or any similar or equivalent legislation) as in effect from time to time in any applicable jurisdiction.

“Unrestricted Definitive Note” means one or more Definitive Notes that do not bear and are not required to bear the Private Placement Legend.

“Unrestricted Global Note” means any Note in global form that does not bear or is not required to bear the Private Placement Legend.

“Unrestricted Subsidiary” means:

(1)           any Subsidiary of the Company which at the time of determination shall be designated as an Unrestricted Subsidiary by the Company in the manner provided in Section 4.18; and

(2)           any Subsidiary of an Unrestricted Subsidiary;

provided that in no event shall MIPCo constitute an Unrestricted Subsidiary.

“U.S. Government Obligations” means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

“U.S. Person” means a U.S. person as defined in Rule 902(k) under the Securities Act.

“Voting Interests” means, with respect to any Person, securities of any class or classes of Capital Interests in such Person entitling the holders thereof generally to vote on the election of members of the Board of Directors or comparable body of such Person or otherwise direct the management thereof. For greater certainty, as of the Issue Date, the “Voting Interests” of the Company consist of the Limited Voting Shares (as defined in the Company’s articles, as amended) in the capital of the Company.

“Wholly Owned Subsidiary” means a Restricted Subsidiary of the Company, all of the Capital Interests of which (other than directors’ qualifying shares) are owned by the Company or another Wholly Owned Subsidiary.

Section 1.02       Other Definitions.

Term	Section
Acceptable Commitment	4.10(c)
Additional Amounts	2.13(b)
Affiliate Transaction	4.11(a)
Authentication Order	2.02(c)
Beneficiary	1.05
Covenant Defeasance	8.02(a)
Covenant Suspension Event	4.19(a)(2)
Discharge	11.01(a)
Event of Default	6.01(a)
Excess Proceeds	4.10(d)
Expiry Date	1.08(j)
FATCA Withholding	2.13(f)
Increased Amount	4.12
Judgment Currency	13.18

Term	Section
LCT Election	1.11
LCT Test Date	1.11
Legal Defeasance	8.01(a)
Material Change Report	4.03(a)(3)
Maximum Amount	10.10(a)
MD&A	4.03(a)(1)
MIPCo IP Transaction	4.17(b)(1)
Net Cash Proceeds Application Period	4.10(c)
Note Register	2.03(a)
Obligated Party	1.05
Own Debt	10.08(1)
Own Funds	10.08(1)
Paying Agent	2.03(a)
Payor	2.13(a)
Registrar	2.03(a)
Reinstatement Date	4.19(b)
relevant date	2.13(c)
Resale Restriction Termination Date	2.06(f)(i)(A)
Satisfaction of the Notes	4.19(f)
SEDAR	4.03(a)(4)
Subsequent Transaction	1.11
Surviving Entity	5.01(a)(1)
Suspended Covenants	4.19(a)(2)
Suspension Period	4.19(a)
Swiss Guarantor	10.10
Tax Act	2.13(c)
Tax Redemption Date	3.09(a)
taxes	2.13(a)
Taxing Jurisdiction	2.13(a)
Upstream or Cross-Stream Secured Obligations	10.10(a)

Section 1.03       Rules of Construction.

Unless the context otherwise requires:

(1)           a term defined in Section 1.01 or 1.02 has the meaning assigned to it therein, and a term used herein that is defined in the Trust Indenture Act, either directly or by reference therein, shall have the meaning assigned to it therein;

(2)           capitalized terms used herein without definition have the respective meanings assigned to them in the Collateral Trust Agreement (including Schedule I thereto);

(3)           an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS;

(4)           “or” is not exclusive;

(5)           words in the singular include the plural, and words in the plural include the singular;

(6)           provisions apply to successive events and transactions;

(7)           unless the context otherwise requires, any reference to an “Appendix,” “Article,” “Section,” “clause,” “Schedule” or “Exhibit” refers to an Appendix, Article, Section, clause, Schedule or Exhibit, as the case may be, of this Indenture;

(8)           the words “herein,” “hereof” and other words of similar import refer to this Indenture as a whole and not any particular Article, Section, clause or other subdivision;

(9)           the words “including,” “includes” and other words of similar import shall be deemed to be followed by “without limitation”;

(10)         references to sections of, or rules under, the Securities Act, the Exchange Act or the Trust Indenture Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the Commission from time to time;

(11)         unless otherwise provided, references to agreements and other instruments shall be deemed to include all amendments and other modifications to such agreements or instruments, but only to the extent such amendments and other modifications are not prohibited by the terms of this Indenture;

(12)         in the event that a transaction meets the criteria of more than one category of permitted transactions or listed exceptions, the Company may classify such transaction as it, in its sole discretion, determines;

(13)         references to a federal, state, local or foreign statute, law (including common law), constitution, treaty, ordinance, code, order, decree, judgment, rule, regulation or any other binding requirement or determination of any governmental authority mean such statute, law (including common law), constitution, treaty, ordinance, code, order, decree, judgment, rule, regulation or any other binding requirement or determination of any governmental authority as amended, modified, codified, reenacted, supplemented or superseded, in whole or in part, and in effect from time to time and include any rules, regulations and delegated legislation issued or promulgated thereunder; and

(14)         where it relates to a Significant Subsidiary incorporated in Switzerland, a reference to a “winding-up,” “administration,” “liquidation,” “insolvency” or “dissolution” includes, without limitation, bankruptcy proceedings (Konkurs), any proceedings leading to a provisional or definitive payment moratorium (provisorische or definitive Nachlassstundung), any proceedings leading to an emergency moratorium (Notstundung) or any proceeding for a postponement of bankruptcy pursuant to article 725a of the Swiss Code of Obligations (Konkursaufschub).

Section 1.04       Swedish Terms.

(a)           In this Indenture, unless the contrary intention appears, a reference to:

(i)            a “composition” or “arrangement with any creditor” includes any write-down of debt (Sw. ackord) following from any procedure of “företagsrekonstruktion” under the Swedish Company Reorganisation Act (Sw. Lag om företagsrekonstruktion (1996:764)) or “konkurs” under the Swedish Bankruptcy Act (Sw. Konkurslag (1987:672));

(ii)           a “compulsory manager,” “receiver,” “liquidator” or “administrator” includes a “rekonstruktör” under the Swedish Company Reorganisation Act (Sw. Lag om företagsrekonstruktion (1996:764)), “konkursförvaltare” under the Swedish Bankruptcy Act (Sw. Konkurslag (1987:672)) or “likvidator” under the Swedish Companies Act;

(iii)          a merger includes any “fusion” implemented in accordance with Chapter 23 of the Swedish Companies Act; and

(iv)          a “winding-up” or “dissolution” includes a “likvidation” under Chapter 25 of the Swedish Companies Act and a “bankruptcy” includes a “konkurs” under the Swedish Bankruptcy Act (Sw. Konkurslag (1987:672)).

(b)           Any transfer and/or assignment by the Trustee or the Collateral Trustee of all or a portion of its rights and obligations under any Notes Document shall include a transfer or assignment of a proportional interest of the Swedish law governed Collateral together with a proportional interest in the Swedish Security Agreements.

Section 1.05       Trust Provisions.

If any party to this Indenture that is incorporated in Sweden (or any other jurisdiction which does not recognize the concept of a “trust”) (the “Obligated Party”) is required to hold an amount “in trust” or “as trustee” on behalf of another party (the “Beneficiary”), the Obligated Party shall hold such amount as agent for the Beneficiary on a separate account in accordance with the Swedish Escrow Funds Act (Sw. lag om redovisningsmedel (1944:181)) and shall promptly pay or transfer the same to the Beneficiary or as the Beneficiary may direct.

Section 1.06       Luxembourg Terms.

In this Indenture, where it relates to a company established in Luxembourg or incorporated under the laws of Luxembourg, a reference to:

(a)            a winding-up, administration, liquidation or dissolution includes, without limitation, bankruptcy (faillite), insolvency, voluntary or judicial liquidation (liquidation volontaire ou judiciaire), composition with creditors (concordat préventif de la faillite), reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), fraudulent conveyance (action pauliana), general settlement with creditors, reorganization or similar laws affecting the rights of creditors generally;

(b)           a receiver, administrative receiver, liquidator, administrator or the like includes, without limitation, a juge délégué, commissaire, juge-commissaire, liquidateur or curateur;

(c)           a security interest includes any hypothèque, nantissement, gage, privilège, sûreté réelle, droit de rétention and any type of real security or agreement or arrangement having a similar effect and any transfer of title by way of security; and

(d)           a person being unable to pay its debts includes that person being in a state of cessation of payments (cessation de paiements).

Section 1.07          Québec Matters.

For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction of this Indenture may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) “personal property” shall include “movable property,” (b) “real property” or “real estate” shall include “immovable property,” (c) “tangible property” shall include “corporeal property,” (d) “intangible property” shall include “incorporeal property,” (e) “security interest,” “mortgage” and “lien” shall include a “hypothec,” “right of retention,” “prior claim” and a “resolutory clause”, as applicable, (f) all references to filing, perfection, priority, remedies, registering or recording under the Uniform Commercial Code or a Personal Property Security Act shall include publication under the Civil Code of Québec, (g) all references to “perfection” of or “perfected” lien or security interest shall include a reference to an “opposable” or “set up” hypothec as against third parties, (h) any “right of offset,” “right of setoff” or similar expression shall include a “right of compensation,” (i) “goods” shall include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (j) an “agent” shall include a “mandatary,” (k) “construction liens” shall include “legal hypothecs,” (l) “joint and several” shall include “solidary,” (m) “gross negligence or willful misconduct” shall be deemed to be “intentional or gross fault,” (n) “beneficial ownership” shall include “ownership,” (o) “easement” shall include “servitude,” (p) “priority” shall include “prior claim” or “rank,” as applicable, (q) “survey” shall include “certificate of location and plan,” (r) “state” shall include “province,” (s) “fee simple title” shall include “absolute ownership,” (t) “accounts” shall include “claims,” (u) “leasehold interest” shall be deemed to be “rights resulting from a lease” and (v) “lease” shall include a “contract of leasing (crédit-bail).”  The parties hereto confirm that it is their wish that this Indenture and any other document executed in connection with the transactions contemplated herein be drawn up in the English language only and that all other documents contemplated thereunder or relating thereto, including notices, may also be drawn up in the English language only.  Les parties aux présentes confirment que c’est leur volonté que cette convention et les autres documents de crédit soient rédigés en langue anglaise seulement et que tous les documents, y compris tous avis, envisagés par cette convention et les autres documents peuvent être rédigés en langue anglaise seulement.

Section 1.08       Acts of Holders.

(a)           Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing.  Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record or both are delivered to the Trustee and, where it is hereby expressly required, to the Company and the Guarantors.  Proof of execution of any such instrument or of a writing appointing any such agent, or the holding by any Person of a Note, shall be sufficient for any purpose of this Indenture and (subject to Section 7.01) conclusive in favor of the Trustee, the Company and the Guarantors, if made in the manner provided in this Section 1.08.

(b)           The fact and date of the execution by any Person of any such instrument or writing may be proved (1) by the affidavit of a witness of such execution or by the certificate of any notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof, (2) if executed by or on behalf of the Company, by a certificate from the secretary or assistant secretary or other officer performing a similar function, or (3) in any other manner deemed reasonably sufficient by the Trustee.  Where such execution is by or on behalf of any legal entity other than an individual, such certificate or affidavit shall also constitute proof of the authority of the Person executing the same.  The authority of the Person executing the same may also be proved in any other manner deemed reasonably sufficient by the Trustee.

(c)           The ownership of Notes shall be proved by the Note Register.

(d)           Any request, demand, authorization, direction, notice, consent, waiver or other action by the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof, in respect of any action taken, suffered or omitted by the Trustee, the Company or the Guarantors in reliance thereon, whether or not notation of such action is made upon such Note.

(e)            The Company may set a record date for purposes of determining the identity of Holders entitled to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, or to vote on any action authorized or permitted to be taken by Holders; provided that the Company may not set a record date for, and the provisions of this clause (e) shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in clause (f) below.  Unless otherwise specified, if not set by the Company prior to the first solicitation of a Holder made by any Person in respect of any such action, or in the case of any such vote, prior to such vote, any such record date shall be the later of 30 days prior to the first solicitation of such consent or vote or the date of the most recent list of Holders furnished to the Trustee prior to such solicitation or vote.  If any record date is set pursuant to this clause (e), the Holders on such record date, and only such Holders, shall be entitled to make, give or take such request, demand, authorization, direction, notice, consent, waiver or other action (including revocation of any action), whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless made, given or taken on or prior to the applicable Expiry Date by Holders of the requisite principal amount of Notes, or each affected Holder, as applicable, on such record date.  Promptly after any record date is set pursuant to this clause (e), the Company, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiry Date to be given to the Trustee in writing and to each Holder in the manner set forth in Section 13.01.

(f)            The Trustee may set any day as a record date for the purpose of determining the Holders entitled to join in the giving or making of (1) any notice of default under Section 6.01(a), (2) any declaration of acceleration referred to in Section 6.02, (3) any direction referred to in Section 6.05 or (4) any request to pursue a remedy referred to in Section 6.06(2).  If any record date is set pursuant to this clause (f), the Holders on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless made, given or taken on or prior to the applicable Expiry Date by Holders of the requisite principal amount of Notes or each affected Holder, as applicable, on such record date.  Promptly after any record date is set pursuant to this clause (f), the Trustee, at the Company’s expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiry Date to be given to the Company and to each Holder in the manner set forth in Section 13.01.

(g)           Without limiting the generality of the foregoing, a Holder entitled to take any action hereunder with regard to any particular Note may do so with regard to all or any part of the principal amount of such Note or by one or more duly appointed agents, each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.  Any notice given or action taken by a Holder or its agents with regard to different parts of such principal amount pursuant to this clause (g) shall have the same effect as if given or taken by separate Holders of each such different part.

(h)          Without limiting the generality of the foregoing, a Holder, including a Depositary that is the Holder of a Global Note, may make, give or take, by a proxy or proxies duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, given or taken by Holders, and a Depositary that is the Holder of a Global Note may provide its proxy or proxies to the beneficial owners of interests in any such Global Note through such Depositary’s standing instructions and customary practices.

(i)             The Company may fix a record date for the purpose of determining the Persons who are beneficial owners of interests in any Global Note held by a Depositary entitled under the procedures of such Depositary, if any, to make, give or take, by a proxy or proxies duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, given or taken by Holders; provided that, if such a record date is fixed, only the beneficial owners of interests in such Global Note on such record date or their duly appointed proxy or proxies shall be entitled to make, give or take such request, demand, authorization, direction, notice, consent, waiver or other action, whether or not such beneficial owners remain beneficial owners of interests in such Global Note after such record date.  No such request, demand, authorization, direction, notice, consent, waiver or other action shall be effective hereunder unless made, given or taken on or prior to the applicable Expiry Date.

(j)             With respect to any record date set pursuant to this Section 1.08, the party hereto that sets such record date may designate any day as the “Expiry Date” and from time to time may change the Expiry Date to any earlier or later day; provided that no such change shall be effective unless notice of the proposed new Expiry Date is given to the other party hereto in writing, and to each Holder of Notes in the manner set forth in Section 13.01, on or prior to both the existing and the new Expiry Date.  If an Expiry Date is not designated with respect to any record date set pursuant to this Section 1.08, the party hereto which set such record date shall be deemed to have initially designated the 90th day after such record date as the Expiry Date with respect thereto, subject to its right to change the Expiry Date as provided in this clause (j).

Section 1.09       Dutch Terms.

In this Indenture, where it relates to a Dutch Domiciled Grantor, a reference to financial assistance means any action or contemplated action prohibited under section 2:98(c) of the Dutch Civil Code.

Section 1.10       Jersey Terms.

In this Indenture, where it relates to a company incorporated under the laws of Jersey or a security governed by Jersey law, a reference to:

(a)           a “winding up,” “administration” or “dissolution” includes, without limitation, “bankruptcy” (as that term is interpreted pursuant to Article 8 of the Interpretation (Jersey) Law 1954), a compromise or arrangement of the type referred to in Article 125 of the Companies (Jersey) Law 1991, any procedure or process referred to in Part 21 of the Companies (Jersey) Law 1991 and any other similar proceedings affecting the rights of creditors generally under Jersey law, and shall be construed so as to include any equivalent or analogous proceedings;

(b)           a “receiver,” “administrative receiver,” “administrator” or the like includes, without limitation, the Viscount of the Royal Court of Jersey, Autorisés or any other Person performing the same function of each of the foregoing; and

(c)            “security” or a “security interest” includes, without limitation, any hypothèque whether conventional, judicial or arising by operation of law and any security interest created pursuant to the Security Interests (Jersey) Law 1983 or Security Interests (Jersey) Law 2012 and any related legislation.

Section 1.11       Elections. To the extent that any provision hereof requires (x) compliance with any financial ratio or test, including the Senior Secured Net Leverage Ratio and the Total Net Leverage Ratio, (y) the absence of any Default or Event of Default (or any type of Default or Event of Default) or (z) compliance with any cap expressed as a percentage of Consolidated Adjusted EBITDA or Consolidated Total Assets as a condition to (1) the consummation of any transaction in connection with any Limited Condition Transaction or (2) the Incurrence of any Debt (and any Liens related thereto) Incurred to finance, or in connection with, such Limited Condition Transaction, the determination of whether the relevant condition is satisfied may be made, at the election of the Company: (A) in the case of any Limited Condition Transaction, either (I) at the time of the execution of the definitive agreement with respect to the relevant acquisition or investment (the Company’s election to exercise the option pursuant to this clause (A)(I) in connection with such Limited Condition Transaction, an “LCT Election”) or (II) at the time of the consummation of the relevant acquisition or investment, in either case, after giving effect to the acquisition and any related Debt and Liens on a Pro Forma Basis or (B) in the case of any Debt (or any Liens related thereto) Incurred to finance or in connection with such Limited Condition Transaction, either (I) at the time of entry into the commitment for such Debt (provided that such election shall be required to have been made if the election under clause (A)(I) has been made) or (II) at the time of the Incurrence of such Debt or Liens (provided that such election shall be required to have been made if the election under clause (A)(II) has been made), in either case, after giving effect to the relevant Debt, Liens and any related acquisition on a Pro Forma Basis. For the avoidance of doubt, if the Company has made an LCT Election and any of the ratios, tests or baskets for which compliance was determined or tested as of the date the definitive agreements for the Limited Condition Transaction are entered into (such date, the “LCT Test Date”) would have failed to have been complied with as a result of fluctuations in any such ratio, test or basket, including due to fluctuations in Consolidated Adjusted EBITDA or Consolidated Total Assets of the Company or the Person subject to such Limited Condition Transaction, at or prior to the consummation of the relevant transaction or action, such baskets, tests or ratios will not be deemed to have failed to have been complied with as a result of such fluctuations. If the Company has made an LCT Election for any Limited Condition Transaction, then in connection with any calculation of any ratio, test or basket availability with respect to the incurrence of Debt or Liens, the making of Restricted Payments, the making of any Investment, mergers, the conveyance, lease or other transfer of all or substantially all of the assets of the Company, the prepayment, redemption, purchase, defeasance or other satisfaction of Debt or the designation of an Unrestricted Subsidiary (each, a “Subsequent Transaction”) following the relevant LCT Test Date and prior to the earlier of the date on which such Limited Condition Transaction is consummated or the date that the definitive agreement or irrevocable notice for such Limited Condition Transaction is terminated or expires without consummation of such Limited Condition Transaction, for purposes of determining whether such Subsequent Transaction is permitted under this Indenture, any such ratio, test or basket shall be required to be satisfied (i) on a Pro Forma Basis assuming such Limited Condition Transaction and other transactions in connection therewith (including any Incurrence of Debt and the use of proceeds thereof) have been consummated and (ii) assuming such Limited Condition Transaction and other transactions in connection therewith (including any Incurrence of Debt and the use of proceeds thereof) have not been consummated.

ARTICLE 2
 THE NOTES

Section 2.01       Form and Dating; Terms.

(a)            The Notes and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit A hereto, which is hereby incorporated in and expressly made a part of this Indenture.  The Notes may have notations, legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law, or with any rules of any securities exchange or usage or with the rules of the Depositary or this Indenture, all as may be determined by the officers executing such Notes as evidenced by their execution of the Notes.  Each Note shall be dated the date of its authentication.  The Notes shall be in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

(b)           Notes issued in global form shall be substantially in the form of Exhibit A hereto (including the Global Notes Legend thereon and the “Schedule of Exchanges of Interests in the Global Note” attached thereto).  Notes issued in definitive form shall be substantially in the form of Exhibit A attached hereto (but without the Global Notes Legend thereon and without the “Schedule of Exchanges of Interests in the Global Note” attached thereto).  Each Global Note shall represent such of the outstanding Notes as shall be specified in the “Schedule of Exchanges of Interests in the Global Note” attached thereto and each shall provide that it shall represent up to the aggregate principal amount of Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as applicable, to reflect exchanges, transfers, purchases and redemptions.  Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.06.

Following the termination of the Restricted Period, beneficial interests in the Regulation S Temporary Global Note will be exchanged for beneficial interests in the Regulation S Permanent Global Note pursuant to the Applicable Procedures.  Simultaneously with the authentication of the Regulation S Permanent Global Note, the Trustee will cancel the Regulation S Temporary Global Note.  The aggregate principal amount of the Regulation S Temporary Global Note and the Regulation S Permanent Global Note may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depositary or its nominee, as the case may be, in connection with transfers of interest as hereinafter provided.

(c)            The aggregate principal amount of Notes that may be authenticated and delivered under this Indenture is unlimited.

The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a part of this Indenture, and the Company, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby.  However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

The Notes shall be subject to repurchase by the Company pursuant to an Offer to Purchase as provided in Section 4.10 or Section 4.14.  The Notes shall not be redeemable, other than as provided in Article 3.

Additional Notes ranking pari passu with the Initial Notes may be created and issued from time to time by the Company without notice to or consent of the Holders and shall be consolidated with and form a single class with the Initial Notes and shall have the same terms as to status, redemption or otherwise (other than with respect to the issue date, the purchase price thereof and the date from which the interest accrues) as the Initial Notes; provided that the Company’s ability to issue Additional Notes shall be subject to the Company’s compliance with Sections 4.09 and 4.12.  The Notes and any Additional Notes shall be substantially identical other than the issuance dates, offering price and, if applicable, the date from which interest shall accrue.  Except as described under Article 9, the Initial Notes and any Additional Notes subsequently issued under this Indenture will be treated as a single class for all purposes under this Indenture, including waivers, amendments, redemptions and offers to purchase, and shall vote together as one class on all matters with respect to the Notes; provided that, if the Additional Notes are not fungible with the Notes for U.S. federal income tax purposes, the Additional Notes will have a separate CUSIP number, if applicable.  Unless the context requires otherwise, references to “Notes” for all purposes of this Indenture include any Additional Notes that are actually issued.  Any Additional Notes shall be issued with the benefit of an indenture supplemental to this Indenture.

In authenticating and delivering Additional Notes, the Trustee shall be entitled to receive and shall be fully protected in conclusively relying upon, in addition to the Opinion of Counsel and Officer’s Certificate required by Section 13.03, an Opinion of Counsel (i) as to the due authorization, execution, delivery, validity and enforceability of such Additional Notes, (ii) stating that the form and terms of such Additional Notes have been established by a supplemental indenture and pursuant to a resolution of the Board of Directors of the Company in conformity with the provisions of this Indenture and (iii) stating that all laws and requirements in respect of the execution and delivery by the Company of such Additional Notes have been complied with.

(d)           The provisions of the “Operating Procedures of the Euroclear System” and “Terms and Conditions Governing Use of Euroclear” and the “General Terms and Conditions of Clearstream Banking” and “Customer Handbook” of Clearstream shall be applicable to transfers of beneficial interests in the Regulation S Temporary Global Note and the Regulation S Permanent Global Note that are held by Participants through Euroclear or Clearstream.

Section 2.02       Execution and Authentication.

(a)            At least one Authorized Officer shall execute the Notes on behalf of the Company by manual or facsimile signature.  If an Authorized Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

(b)           A Note shall not be entitled to any benefit under this Indenture or be valid or obligatory for any purpose until authenticated substantially in the form provided for in Exhibit A attached hereto by the manual signature of an authorized signatory of the Trustee.  The signature shall be conclusive evidence that the Note has been duly authenticated and delivered under this Indenture.

(c)           On the Issue Date, the Trustee shall, upon receipt of a written order of the Company signed by an Authorized Officer (an “Authentication Order”) and an Opinion of Counsel as to, among other things, the enforceability of this Indenture and the Initial Notes, authenticate and deliver the Initial Notes.  In addition, at any time and from time to time, the Trustee shall, upon receipt of an Authentication Order, authenticate and deliver any Additional Notes in an aggregate principal amount specified in such Authentication Order for such Additional Notes issued hereunder and, in the case of any issuance of Additional Notes pursuant to Section 2.01, such Authentication Order shall certify that such issuance is in compliance with Section 4.09 and Section 4.12. Except as set forth above, no other Opinion of Counsel (including any Opinion of Counsel that meets the requirements of Section 13.04) shall be required in connection with the authentication and delivery of the Initial Notes on the Issue Date.

(d)           The Trustee may appoint one or more authenticating agents acceptable to the Company to authenticate Notes.  An authenticating agent may authenticate Notes whenever the Trustee may do so.  Each reference in this Indenture to authentication by the Trustee includes authentication by such agent.  An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.

Section 2.03       Registrar and Paying Agent.

(a)            The Company shall maintain an office or agency in the United States where Notes may be presented for registration of transfer or for exchange (“Registrar”) and at least one office or agency in the United States where Notes may be presented for payment (“Paying Agent”), which shall initially be the Corporate Trust Office of the Trustee.  The Registrar shall keep a register of the Notes and of their transfer and exchange (“Note Register”).  The Company may appoint one or more co-registrars and one or more additional paying agents.  The term “Registrar” includes any co-registrar, and the term “Paying Agent” includes any additional paying agent.  The Company may change any Paying Agent or Registrar without prior notice to any Holder; provided, however, that no such removal shall become effective until (i) acceptance of an appointment by a successor as evidenced by an appropriate agreement entered into by the Company and such successor Registrar or Paying Agent, as the case may be, and delivered to the Trustee and the passage of any waiting or notice periods required by the Depositary’s procedures or (ii) written notification to the Trustee that the Trustee shall serve as Registrar or Paying Agent until the appointment of a successor in accordance with clause (i) above.  The Company shall enter into an appropriate agency agreement with any Registrar or Paying Agent not a party to this Indenture.  The agreement shall implement the provisions of this Indenture that relate to such Agent.  The Company shall notify the Trustee in writing of the name and address of any Agent not a party to this Indenture.  If the Company fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 7.07.  The Company or any Affiliate incorporated or organized within the United States of America may act as Paying Agent (except for purposes of Article 8) or Registrar.

(b)           The Company initially appoints DTC to act as Depositary with respect to the Global Notes.  The Company initially appoints the Trustee to act as Paying Agent and Registrar for the Notes, for which the Trustee shall be Custodian.  If, at any time, the Trustee is not the Registrar, the Registrar shall make available to the Trustee 10 days prior to each Interest Payment Date and at such other times as the Trustee may reasonably request the names and addresses of the Holders as they appear in the Note Register.

Section 2.04       Paying Agent to Hold Money in Trust.

The Company shall require each Paying Agent other than the Trustee to agree in writing that such Paying Agent shall hold in trust and as agent for the benefit of Holders or the Trustee all money held by such Paying Agent for the payment of principal, premium, if any, or interest, if any, on the Notes, and shall notify the Trustee of any default by the Company in making any such payment.  While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee.  The Company at any time may require a Paying Agent to pay all money held by it to the Trustee.  Upon payment over to the Trustee, a Paying Agent (if other than the Company or a Subsidiary) shall have no further liability for the money.  If the Company or an Affiliate of the Company acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent until such sum of money shall be paid to such Holders or otherwise disposed of as provided in this Indenture, and shall promptly notify the Trustee in writing of any action or failure to act as required by this Section 2.04.  Upon any bankruptcy or reorganization proceedings relating to the Company, the Trustee shall serve as Paying Agent for the Notes.

Section 2.05       Holder Lists.

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders.  If the Trustee is not the Registrar, the Company shall furnish to the Trustee in writing at least seven Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders.

Section 2.06       Transfer and Exchange.

(a)            Transfer and Exchange of Global Notes.  Except as otherwise set forth in this Section 2.06, a Global Note may be transferred, in whole and not in part, only to another nominee of the Depositary or to a successor Depositary or a nominee of such successor Depositary.  A beneficial interest in a Global Note may not be exchanged for a Definitive Note unless (i) the Depositary (x) notifies the Company that it is unwilling or unable to continue as Depositary for such Global Note or (y) has ceased to be a “clearing agency” registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Company within 90 days, (ii) there shall have occurred and be continuing a Default with respect to the Notes or (iii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Definitive Notes (although Regulation S Temporary Global Notes at the Company’s election pursuant to this clause may not be exchanged for Definitive Notes prior to (a) the expiration of the Restricted Period and (b) the receipt of any certificates required under the provisions of Regulation S).  Upon the occurrence of any of the preceding events in clauses (i), (ii) or (iii) above, Definitive Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the Depositary (in accordance with its customary procedures).  Global Notes also may be exchanged or replaced, in whole or in part, as provided in Section 2.07 and Section 2.10.  Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 2.06, Section 2.07 or Section 2.10, shall be authenticated and delivered in the form of, and shall be, a Global Note, except for Definitive Notes issued subsequent to any of the preceding events in clauses (i), (ii) or (iii) above and pursuant to Sections 2.06(c) or (e).  A Global Note may not be exchanged for another Note other than as provided in this Section 2.06(a); provided, however, beneficial interests in a Global Note may be transferred and exchanged as provided in Sections 2.06(b) and (c).

(b)           Transfer and Exchange of Beneficial Interests in the Global Notes. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depositary in accordance with the provisions of this Indenture and the Applicable Procedures.  Beneficial interests in the Restricted Global Notes shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act.  Transfers of beneficial interests in the Global Notes also shall require compliance with either clauses (i), (ii), (iii) or (iv) below, as applicable, as well as one or more of the other following clauses, as applicable:

(i)            Transfer of Beneficial Interests in the Same Global Note.  Beneficial interests in any Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend; provided, however, that, prior to the expiration of the Restricted Period, transfers of beneficial interests in the Regulation S Temporary Global Note may not be made to a U.S. Person or for the account or benefit of a U.S. Person.  Beneficial interests in any Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note.  No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.06(b)(i).

(ii)           All Other Transfers and Exchanges of Beneficial Interests in  Global Notes.  In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.06(b)(i), the transferor of such beneficial interest must deliver to the Registrar either (A) (1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase or (B) (1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer or exchange referred to in clause (B) (1) above; provided that in no event shall Definitive Notes be issued upon the transfer or exchange of beneficial interests in the Regulation S Temporary Global Note prior to (A) the expiration of the Restricted Period and (B) the receipt by the Registrar of any certificates required pursuant to Rule 903; provided, further, that in no event shall a beneficial interest in an Unrestricted Global Note be credited, or an Unrestricted Definitive Note be issued, to a Person who is an affiliate (as defined in Rule 144) of the Company.  Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 2.06(g).

(iii)          Transfer of Beneficial Interests to Another Restricted Global Note.  A beneficial interest in any Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Note if the transfer complies with the requirements of Section 2.06(b)(ii) and the Registrar receives the following:

(A)          if the transferee will take delivery in the form of a beneficial interest in the 144A Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof; or

(B)          if the transferee will take delivery in the form of a beneficial interest in the Regulation S Temporary Global Note or the Regulation S Permanent Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof.

(iv)          Transfer and Exchange of Beneficial Interests in a Restricted Global Note for Beneficial Interests in an Unrestricted Global Note.  A beneficial interest in any Restricted Global Note may be exchanged by any Holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 2.06(b)(ii) and the Registrar receives the following:

(A)          if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (1)(a) thereof; or

(B)          if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this clause (iv), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

If any such transfer is effected pursuant to this clause (iv) at a time when an Unrestricted Global Note has not yet been issued, the Company shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred pursuant to this clause (iv).

Beneficial interests in an Unrestricted Global Note cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Note.

(c)            Transfer or Exchange of Beneficial Interests In Global Notes for Definitive Notes.

(i)            Beneficial Interests in Restricted Global Notes for Restricted Definitive Notes.  If any holder of a beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Definitive Note, then, upon the occurrence of any of the events in clause (i), (ii) or (iii) of Section 2.06(a) and receipt by the Registrar of the following documentation:

(A)          if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note, a certificate from such holder substantially in the form of Exhibit C hereto, including the certifications in item (2)(a) thereof;

(B)           if such beneficial interest is being transferred to a QIB in accordance with Rule 144A, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(C)          if such beneficial interest is being transferred to a Non U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (2) thereof;

(D)          if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E)           if such beneficial interest is being transferred to the Company or any of its Restricted Subsidiaries, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(F)           if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(c) thereof;

the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(g), and the Company shall execute and the Trustee shall authenticate and mail to the Person designated in the instructions a Definitive Note in the applicable principal amount.  Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant.  The Trustee shall mail such Definitive Notes to the Persons in whose names such Notes are so registered.  Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c)(i) shall bear the Private Placement Legend, the Canadian Restricted Legend (if applicable) and the Regulation S Temporary Global Notes Legend, as applicable, and shall be subject to all restrictions on transfer contained therein.

(ii)           Beneficial Interests in Regulation S Temporary Global Note to Definitive Notes.  Notwithstanding Section 2.06(c)(i)(A) and (C), a beneficial interest in the Regulation S Temporary Global Note may not be exchanged for a Definitive Note or transferred to a Person who takes delivery thereof in the form of a Definitive Note prior to (A) the expiration of the Restricted Period and (B) the receipt by the Registrar of any certificates required pursuant to Rule 903(b)(3)(ii)(B) under the Securities Act, except in the case of a transfer pursuant to an exemption from the registration requirements of the Securities Act other than Rule 903 or Rule 904.

(iii)          Beneficial Interests in Restricted Global Notes to Unrestricted Definitive Notes.  A holder of a beneficial interest in a Restricted Global Note may exchange such beneficial interest for an Unrestricted Definitive Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note only upon the occurrence of any of the events in clause (i), (ii) or (iii) of Section 2.06(a) and if:

(A)          the Registrar receives the following:

(1)           if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for an Unrestricted Definitive Note, a certificate from such holder substantially in the form of Exhibit C hereto, including the certifications in item (1)(b) thereof; or

(2)           if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such holder substantially in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (A), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(iv)          Beneficial Interests in Unrestricted Global Notes for Unrestricted Definitive Notes.  If any holder of a beneficial interest in a Global Note proposes to exchange such beneficial interest for a Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Note, then, upon the occurrence of any of the events in clause (i), (ii) or (iii) of Section 2.06(a) and satisfaction of the conditions set forth in Section 2.06(b)(ii), the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(g), and the Company shall execute and the Trustee shall authenticate and mail to the Person designated in the instructions a Definitive Note in the applicable principal amount.  Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(iv) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from or through the Depositary and the Participant or Indirect Participant.  The Trustee shall mail such Definitive Notes to the Persons in whose names such Notes are so registered.  Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(iv) shall not bear the Private Placement Legend.

(d)           Transfer and Exchange of Definitive Notes for Beneficial Interest in Global Notes.

(i)            Restricted Definitive Notes for Beneficial Interests in Restricted Global Notes.  If any Holder of a Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note or to transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note, then, upon receipt by the Registrar of the following documentation:

(A)          if the Holder of such Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (2)(b) thereof;

(B)          if such Restricted Definitive Note is being transferred to a QIB in accordance with Rule 144A, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(C)          if such Restricted Definitive Note is being transferred to a Non U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (2) thereof;

(D)          if such Restricted Definitive Note is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E)           if such Restricted Definitive Note is being transferred to the Company or any of its Restricted Subsidiaries, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(F)           if such Restricted Definitive Note is being transferred pursuant to an effective registration statement under the Securities Act, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(c) thereof, the Trustee shall cancel the Restricted Definitive Note, increase or cause to be increased the aggregate principal amount of, in the case of clause (A) above, the applicable Restricted Global Note, in the case of clause (B) above, the applicable 144A Global Note and, in the case of clause (C) above, the applicable Regulation S Global Note.

(ii)          Restricted Definitive Notes for Beneficial Interests in Unrestricted Global Notes.  A Holder of a Restricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if:

(A)          the Registrar receives the following:

(1)           if the Holder of such Restricted Definitive Notes proposes to exchange such Notes for a beneficial interest in the Unrestricted Global Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (1)(c) thereof; or

(2)           if the Holder of such Restricted Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of a beneficial interest in the Unrestricted Global Note, a certificate from such Holder substantially in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (A), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

Upon satisfaction of the conditions in this Section 2.06(d)(ii), the Trustee shall cancel the Restricted Definitive Notes and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note.

(iii)          Unrestricted Definitive Notes for Beneficial Interests in Unrestricted Global Notes.  A Holder of an Unrestricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Unrestricted Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time.  Upon receipt of a written request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Definitive Note and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes.

If any such exchange or transfer from a Definitive Note to a beneficial interest is effected pursuant to subparagraph (ii) or (iii) above at a time when an Unrestricted Global Note has not yet been issued, the Company shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of Definitive Notes so transferred.

(e)            Transfer and Exchange of Definitive Notes for Definitive Notes.  Upon written request by a Holder of a Definitive Note to transfer such Definitive Note to a Person who takes delivery thereof in the form of a Definitive Note and such Holder’s compliance with the provisions of this Section 2.06(e), the Registrar shall register the transfer or exchange of such Definitive Note.  Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing.  In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.06(e):

(i)            Restricted Definitive Notes for Restricted Definitive Notes.  Any Restricted Definitive Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Note if the Registrar receives the following:

(A)          if the transfer will be made to a QIB in accordance with Rule 144A, then the transferor must deliver a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(B)          if the transfer will be made pursuant to Rule 903 or Rule 904, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; or

(C)          if the transfer will be made pursuant to any other exemption from the registration requirements of the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications required by item (3) thereof, if applicable.

(ii)           Restricted Definitive Notes for Unrestricted Definitive Notes.  Any Restricted Definitive Note may be exchanged by the Holder thereof for an Unrestricted Definitive Note or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Definitive Note if:

(A)          the Registrar receives the following:

(1)           if the Holder of such Restricted Definitive Notes proposes to exchange such Notes for an Unrestricted Definitive Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (1)(d) thereof; or

(2)           if the Holder of such Restricted Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such Holder substantially in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (A), if the Registrar so requests, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(iii)          Unrestricted Definitive Notes for Unrestricted Definitive Notes.  A Holder of Unrestricted Definitive Notes may transfer such Notes to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note.  Upon receipt of a written request to register such a transfer, the Registrar shall register the Unrestricted Definitive Notes pursuant to the instructions from the Holder thereof.

Concurrently with the issuance of such Notes, the Trustee will cause the aggregate principal amount of the applicable Restricted Global Notes to be reduced accordingly and will cause the aggregate principal amount of the Unrestricted Global Note to be increased accordingly, and the Company will execute and the Trustee will authenticate and deliver to the Persons designated by the Holders of Definitive Notes so accepted Unrestricted Definitive Notes in the appropriate principal amount.

(f)            Legends.  The following legends shall appear on the face of all Global Notes and Definitive Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture:

(i)            Private Placement Legend.

(A)          Except as permitted by subparagraph (B) below, each Global Note and each Definitive Note (and all Notes issued in exchange therefor or substitution therefor) shall bear the legend in substantially the following form:

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION.  NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION.  THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS [IN THE CASE OF RULE 144A NOTES: ONE YEAR] [IN THE CASE OF REGULATION S NOTES: 40 DAYS] AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH ANY OF THE COMPANY OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) [IN THE CASE OF RULE 144A NOTES: AND ON WHICH THE COMPANY INSTRUCT THE TRUSTEE THAT THIS LEGEND SHALL BE DEEMED REMOVED FROM THE NOTES, IN ACCORDANCE WITH THE PROCEDURES DESCRIBED IN THE INDENTURE RELATING TO THIS SECURITY], ONLY (A) TO THE COMPANY, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT, TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER”AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (D) OR (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM.  THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.  [IN THE CASE OF REGULATION S NOTES: BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.]”

(B)           Notwithstanding the foregoing, any Global Note or Definitive Note issued pursuant to subparagraph (b)(iv), (c)(iii), (c)(iv), (d)(ii), (d)(iii), (e)(ii), or (e)(iii) of this Section 2.06 (and all Notes issued in exchange therefor or substitution thereof) shall not bear the Private Placement Legend.

(ii)           Global Notes Legend.  Each Global Note shall bear a legend in substantially the following form:

“THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.06 OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(a) OF THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY.  UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.  UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”) TO THE COMPANY OR THEIR AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO.  OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO.  OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.”

(iii)          Canadian Restricted Legend.  If required under Section 2.06(f)(xiii), each Global Note and each Definitive Note (and all Notes issued in exchange therefor or substitution therefor) shall bear a legend in substantially the following form:

“IN CANADA, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [NOTE: THE DATE THAT IS FOUR MONTHS AND ONE DAY FOLLOWING THE ISSUE DATE OF THE NOTES WILL BE INSERTED HERE].”

(iv)          Regulation S Temporary Global Notes Legend.  Each temporary Note that is a Global Note issued pursuant to Regulation S shall bear a legend in substantially the following form:

“THIS GLOBAL NOTE IS A TEMPORARY GLOBAL NOTE FOR PURPOSES OF REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED.  NEITHER THIS TEMPORARY GLOBAL NOTE NOR ANY INTEREST HEREIN MAY BE OFFERED, SOLD OR DELIVERED, EXCEPT AS PERMITTED UNDER THE INDENTURE REFERRED TO BELOW.

NO BENEFICIAL OWNERS OF THIS TEMPORARY GLOBAL NOTE SHALL BE ENTITLED TO RECEIVE PAYMENT OF PRINCIPAL OR INTEREST HEREON UNLESS THE REQUIRED CERTIFICATIONS HAVE BEEN DELIVERED PURSUANT TO THE TERMS OF THE INDENTURE.”

(v)          OID Legend.  Any Note issued with more than de minimis original issue discount for U.S. federal income tax purposes authenticated and delivered hereunder shall bear a legend in substantially the following form:

“THIS SECURITY HAS BEEN ISSUED WITH ORIGINAL ISSUE DISCOUNT FOR UNITED STATES FEDERAL INCOME TAX PURPOSES.  THE ISSUE PRICE, THE AMOUNT OF ORIGINAL ISSUE DISCOUNT, THE ISSUE DATE AND THE YIELD TO MATURITY OF THIS SECURITY MAY BE OBTAINED BY CONTACTING THE COMPANY, 5770 HURONTARIO STREET, SUITE 310, MISSISSAUGA, ONTARIO, L5R 365, CANADA, ATTENTION: CHIEF FINANCIAL OFFICER, TELEPHONE NUMBER (905) 842-5150.”

(g)           Cancellation and/or Adjustment of Global Notes.  At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.11.  At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly, and an endorsement shall be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such reduction.  If the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such increase.

(h)           General Provisions Relating to Transfers and Exchanges.

(i)            To permit registrations of transfers and exchanges, the Company shall execute and the Trustee shall authenticate Global Notes and Definitive Notes upon receipt of an Authentication Order in accordance with Section 2.02 or at the Registrar’s request.

(ii)           No service charge shall be made to a holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but such holder or Holder will be required to pay all taxes due on transfer and the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Section 2.07, Section 2.10, Section 3.06, Section 4.10, Section 4.14 and Section 9.04).

(iii)          Neither the Registrar nor the Company shall be required to register the transfer of, or transfer or exchange any, Note selected for redemption or tendered (and not withdrawn) for repurchase in connection with an Offer to Purchase or other tender offer.

(iv)          All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

(v)          Neither the Company nor the Registrar shall be required (A) to issue, to register the transfer of, or to transfer or exchange any, Notes during a period of 15 days before a selection of Notes is to be redeemed under Section 3.02, (B) to register the transfer of or to exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part, (C) to register the transfer of or to exchange a Note between a Record Date and the next succeeding Interest Payment Date or (D) to register the transfer of or to exchange a Note tendered and not withdrawn in connection with an Offer to Purchase.

(vi)         Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Company may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal (and premium, if any) and interest, if any, on such Notes and for all other purposes, and none of the Trustee, any Agent or the Company shall be affected by notice to the contrary.

(vii)         Upon surrender for registration of transfer of any Note at the office or agency of the Company designated pursuant to Section 2.03, the Company shall execute, and the Trustee shall authenticate and mail, in the name of the designated transferee or transferees, one or more replacement Notes of any authorized denomination or denominations of a like aggregate principal amount.

(viii)        At the option of the Holder, Notes may be exchanged for other Notes of any authorized denomination or denominations of a like aggregate principal amount upon surrender of the Notes to be exchanged at such office or agency.  Whenever any Global Notes or Definitive Notes are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and mail, the replacement Global Notes and Definitive Notes which the Holder making the exchange is entitled to in accordance with the provisions of this Section 2.06.

(ix)          All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.06 to effect a registration of transfer or exchange may be submitted by facsimile or electronically via .pdf transmission.

(x)           The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including transfers between or among Depositary participants or beneficial owners of interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

(xi)          The Registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with any transfer of Notes.

(xii)         By its acceptance of any Definitive Note or interest in any Global Note bearing the Canadian Restricted Legend, each Holder of the Note represented thereby acknowledges the restrictions on transfer of such Note set forth in the Canadian Restricted Legend affixed to such Note and agrees that in connection with any sale, transfer or trade of such Note or its interest in such Note to a Person in, or a Person resident of, or a Person acquiring such Note or an interest therein for the benefit of another Person resident in, any province or territory of Canada, it will so sell, transfer or trade such Note or interest therein only in compliance with Canadian Securities Laws.

(xiii)        The Trustee shall affix the Canadian Restricted Legend to any Definitive Note, and shall remove the Canadian Restricted Legend from any Definitive Note, only upon the written instructions of the Company.  The Company shall provide written instructions to the Trustee to affix the Canadian Restricted Legend to any Definitive Note representing Additional Notes if so required by the supplemental indenture relating to such Additional Notes.  With respect to Global Notes, the Canadian Restricted Legend shall be affixed to any Global Note representing Additional Notes if so required by the supplemental indenture relating to those Additional Notes.

Section 2.07       Replacement Notes.

If any mutilated Note is surrendered to the Trustee or the Company and the Trustee receives evidence to its satisfaction of the ownership and destruction, loss or theft of any Note, the Company shall issue and the Trustee, upon receipt of an Authentication Order, shall authenticate a replacement Note if the Trustee’s requirements are met.  An indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Company to protect the Company, the Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced.  The Company or the Trustee may charge for their expenses in replacing a Note, which may include any expenses of the Trustee.

Every replacement Note is a contractual obligation of the Company and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.08       Outstanding Notes.

(a)            The Notes outstanding at any time are all the Notes that have been authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, those described in this Section 2.08 as not outstanding and, solely to the extent provided for in Article 8, Notes that are subject to Legal Defeasance or Covenant Defeasance as provided in Article 8.  Except as set forth in Section 2.09, a Note does not cease to be outstanding because the Company or an Affiliate of the Company holds the Note; provided that Notes held by the Company or a Subsidiary will not be deemed to be outstanding for purposes of Section 3.07(b).

(b)           If a Note is replaced pursuant to Section 2.07, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a protected purchaser, as such term is defined in Section 8-303 of the UCC in effect in the State of New York.

(c)           If the principal amount of any Note is considered paid under Section 4.01, it ceases to be outstanding and interest on it ceases to accrue from and after the date of such payment.

(d)           If a Paying Agent (other than the Company, a Subsidiary or any Affiliate thereof) holds, on the maturity date or any redemption date or date for repurchase of the Notes money sufficient to pay Notes payable or to be redeemed or purchased on that date, then on and after that date such Notes shall be deemed to be no longer outstanding and shall cease to accrue interest.

Section 2.09       Treasury Notes.

Notwithstanding anything to the contrary as set forth in Section 316(a) of the Trust Indenture Act, in determining whether the Holders of the requisite principal amount of Notes have concurred in any direction, waiver or consent, Notes beneficially owned by the Company, or by any Affiliate of the Company (other than any Plan Sponsor), shall be considered as though not outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the Trustee actually knows are so owned shall be so disregarded.  Notes so owned that have been pledged in good faith shall not be disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right to deliver any such direction, waiver or consent with respect to the Notes and that the pledgee is not the Company or any obligor under the Notes or any such Affiliate of the Company or of such other obligor.

Section 2.10       Temporary Notes.

Until definitive Notes are ready for delivery, the Company may prepare and the Trustee, upon receipt of an Authentication Order, shall authenticate temporary Notes.  Temporary Notes shall be substantially in the form of definitive Notes but may have variations that the Company considers appropriate for temporary Notes and as shall be reasonably acceptable to the Trustee.  Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate definitive Notes in exchange for temporary Notes upon surrender of such temporary Notes at the office or agency of the Company, without charge to the Holder.  Until so exchanged, the Holders and beneficial holders, as the case may be, of temporary Notes shall be entitled to all of the benefits accorded to Holders, or beneficial holders, respectively, of Notes under this Indenture.

Section 2.11       Cancellation.

The Company at any time may deliver Notes to the Trustee for cancellation.  The Registrar and Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment.  The Trustee or, at the direction of the Trustee, the Registrar or the Paying Agent and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and shall dispose of canceled Notes in accordance with its customary procedures (subject to the record retention requirement then in effect).  Certification of the disposal of all canceled Notes shall, upon the written request of the Company, be delivered to the Company.  The Trustee shall retain all canceled Notes in accordance with its standard procedures (subject to the record retention requirements then in effect), and copies of the canceled Notes shall be provided to the Company upon the Company’s written request.  The Company may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation.  If the Company acquires any of the Notes, such acquisition shall not operate as a redemption or satisfaction of Debt represented by such Notes unless or until the same are delivered to the Trustee for cancellation.  The Trustee shall not authenticate Notes in place of canceled Notes other than pursuant to the terms of this Indenture.

Section 2.12       Defaulted Interest.

(a)            If the Company defaults in a payment of interest on the Notes, it shall pay, or shall deposit with the Paying Agent money in immediately available funds sufficient to pay, the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes and in Section 4.01.  The Company shall notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such defaulted interest or shall make arrangements reasonably satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust and as agent for the benefit of the Persons entitled to such defaulted interest as provided in this Section 2.12.  The Company shall fix or cause to be fixed each such special record date and payment date; provided that no such special record date shall be less than 10 days prior to the related payment date for such defaulted interest.  At least 15 days before the special record date, the Company (or, upon the written request of the Company, the Trustee in the name and at the expense of the Company) shall send, or cause to be sent, to each Holder a notice that states the special record date, the related payment date and the amount of such interest to be paid.

(b)           Subject to the foregoing provisions of this Section 2.12 and for greater certainty, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue interest, which were carried by such other Note.

Section 2.13       Additional Amounts.

(a)           All payments made by or on behalf of the Company or any Guarantor (each such person who pays or credits such amounts, a “Payor”) under or with respect to the Notes or any Note Guarantee will be made free and clear of, and without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (hereinafter referred to as “taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of any jurisdiction in which such Payor is organized, resident or carrying on business for tax purposes or from or through which payments are made by or on behalf of such Payor or any political subdivision or authority of the foregoing that has the power to tax (each, a “Taxing Jurisdiction”), unless the deduction or withholding is required by applicable law or by the interpretation or administration thereof by the relevant governmental authority.

(b)           At any time a relevant Taxing Jurisdiction requires deductions or withholdings of taxes from any payment made under or in respect of the Notes, the Payor will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amounts received by each Holder (including Additional Amounts), after such deduction or withholding (including withholding or deduction attributable to Additional Amounts payable hereunder), shall not be less than the amount the Holder would have received had no such deduction or withholding been required.

(c)           However, notwithstanding the foregoing, no Additional Amounts will be payable to a Holder of a Note by any Payor with respect to: (i) taxes that would not have been imposed but for the existence of any present or former connection between the relevant Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, partner, member or shareholder of the relevant Holder or beneficial owner, if the relevant Holder or beneficial owner is an estate, nominee, trust, partnership or corporation) and any Taxing Jurisdiction (including, without limitation, by virtue of the Holder or beneficial owner being a citizen or resident of, formed pursuant to the laws of, incorporated in or carrying on a business, having a permanent establishment or having a place of business in such jurisdiction), other than solely by reason of the Holder or beneficial owner purchasing, holding or disposing of the Notes; (ii) taxes imposed on, or deducted or withheld from, payments in respect of the Notes if such payments could have been made without such imposition, deduction or withholding of such taxes had such Notes been presented for payment (where presentation is required) within 30 days after the relevant date (except to the extent that the Holder thereof would have been entitled to such Additional Amounts on presenting a Note for payment on the last day of such 30-day period); for this purpose, the “relevant date” in relation to any payments on any Note means (a) the due date for payment thereof, or (b) if the full amount of the monies payable on such date have not been received by the Trustee on or prior to such due date, the date on which the full amount of such monies having been so received, provided that notice to that effect is duly given to Holders of the Notes in accordance with this Indenture; (iii) taxes imposed or withheld by reason of the failure by the Holder or beneficial owner of such Note to provide certification, information, documents or other evidence concerning the nationality, residence or identity of the Holder or beneficial owner or to make any declaration or similar claim or satisfy any other reporting requirement relating to such matters, within 30 days after a specific written request therefor from a Payor, which is required by law, regulation or administrative practice or applicable treaty as a precondition to exemption from or reduction in the rate of deduction or withholding of all or part of such taxes; (iv) withholding tax under Part XIII of the Income Tax Act (Canada) (the “Tax Act”) that is imposed as a consequence of a Holder or beneficial owner of a Note not dealing at arm’s length (within the meaning of the Tax Act) with a Payor at the time of such payment; (v) any withholding tax under Part XIII of the Tax Act that is imposed as a consequence of a Holder or beneficial owner of a Note being, at any time, a “specified non-resident shareholder” (within the meaning of subsection 18(5) of the Tax Act) of the Company or, at any time, not dealing at arm’s length (within the meaning of the Tax Act) with a “specified shareholder” (within the meaning of subsection 18(5) of the Tax Act) of the Company; (vi) any estate, inheritance, gift, sales, excise, use, personal property, transfer or similar tax; (vii) any tax or penalty arising from the Holder’s failure to properly comply with the Holder’s obligations imposed under Part XVIII of the Tax Act or the similar provisions of legislation of any other jurisdiction that has entered into an agreement with the United States of America to provide for the implementation of reporting in that jurisdiction in compliance with Sections 1471 through 1474 of the Code; or (viii) taxes arising from any combination of the foregoing clauses (i) through (vii).

(d)           The Payors will (1) make such withholding or deduction and (2) remit the full amount deducted or withheld to the relevant government authority in accordance with applicable law.  The Payors will furnish to the Trustee, within 30 days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the Trustee.

(e)           The Payors, jointly and severally, will indemnify and hold harmless each Holder and beneficial owner of Notes and upon written request reimburse each such Holder and beneficial owner for the amount of (x) any taxes so levied or imposed and paid by such Holder or beneficial owner (including, for greater certainty, taxes imposed and paid pursuant to subsection 215(4) of the Tax Act and section 803 of the Income Tax Regulations (Canada) or any successor provision) as a result of payments made under or with respect to the Notes, (y) any liability (including penalties, interest, additions to tax and reasonable expenses) arising therefrom or with respect thereto, excluding any such liability which arises as a result of the Holder’s or beneficial owner’s failure to pay amounts on a timely basis, and (z) any taxes levied or imposed and paid by such Holder or beneficial owner with respect to any reimbursement under clause (x) or (y) above; provided, however, that the indemnification or reimbursement obligations provided for in this Section 2.13(e) shall not extend to taxes for which the applicable Holder would not have been eligible to receive payment of Additional Amounts hereunder by virtue of clauses (i) through (viii) of Section 2.13(c) if the Payor had been required to withhold from such payments or to the extent such Holder received Additional Amounts with respect to such payments.

(f)            In addition, any amounts to be paid by a Payor on the Notes will be paid net of any deduction or withholding imposed or required pursuant to Sections 1471 through 1474 of the Code, any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code (“FATCA Withholding”).  Neither any Guarantor nor the Company will be required to pay Additional Amounts on account of any FATCA Withholding.

(g)           Each Holder entitled to any Additional Amounts shall cooperate, to the extent described in clause (iii) of Section 2.13(c) above, with the Company and the Trustee in providing any information or documentation that is required by applicable law or by the taxing authority of the relevant Taxing Jurisdiction and that is reasonably requested in writing by the Company or the Trustee to confirm the identity and/or tax status of such Holder and any affected beneficial owner and to assist the Company or Trustee in determining the applicable withholding tax rate and the amount of Additional Amounts payable in respect thereof.

(h)           At least 30 calendar days prior to each date on which any payment under or with respect to the Notes or any Note Guarantee is due and payable, if a Payor will be obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the Trustee an Officer’s Certificate stating that such Additional Amounts will be payable and the amounts so payable, and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date net of any taxes required to be withheld or deducted.

(i)             In addition, the Payor will pay any stamp, issue, registration, court, documentation, excise or other similar taxes, charges and duties, including any interest, penalties and any similar liabilities with respect thereto, imposed by any Taxing Jurisdiction at any time in respect of the execution, issuance, registration or delivery of the Notes, any Note Guarantee, this Indenture or any other document or instrument referred to hereunder or thereunder and any such taxes, charges or duties imposed by a Taxing Jurisdiction on any payments made pursuant to the Notes or as a result of, or in connection with, the enforcement of the Notes, any Note Guarantee and/or any other such document or instrument.

(j)             The obligations under this Section 2.13 will survive any termination, defeasance or discharge of this Indenture and will apply mutatis mutandis to any successor Person to the Payor and to any jurisdiction in which such successor is organized or is otherwise resident or carrying on business for tax purposes or any jurisdiction from or through which payment is made by such successor or its respective agents.

(k)           Whenever this Indenture refers to, in any context, the payment of principal, premium, if any, interest or any other amount payable under or with respect to any Note or any Note Guarantee, such reference shall be deemed to include the payment of Additional Amounts or indemnification payments as described in this Section 2.13, to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Section 2.14       CUSIP and ISIN Numbers.

The Company in issuing the Notes may use CUSIP or ISIN numbers (if then generally in use) and if it does, the Trustee shall use CUSIP or ISIN numbers in notices of redemption or exchange or in Offers to Purchase as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of redemption or exchange or in Offers to Purchase and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption or exchange or Offer to Purchase shall not be affected by any defect in or omission of such numbers.  The Company shall promptly notify the Trustee in writing of any change in the CUSIP or ISIN numbers.

Section 2.15       Computation of Interest.

(a)            Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

(b)           For purposes of the Interest Act (Canada), whenever any interest or fee under the Notes or this Indenture is calculated using a rate based on a number of days less than a full year, such rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate, (y) multiplied by the actual number of days in the relevant year of calculation, and (z) divided by the number of days based on which such rate is calculated.  The principle of deemed reinvestment of interest does not apply to any interest calculation under the Notes or this Indenture.  The rates of interest stipulated in the Notes and this Indenture are intended to be nominal rates and not effective rates or yields.  The Grantors confirm that they fully understand and are able to calculate each rate of interest applicable to the Notes based on the methodology for calculating per annum rates provided for in this Indenture. The Trustee agrees that, if requested in writing by the Company, the Trustee shall calculate the nominal and effective per annum rate of interest on the Notes outstanding at any time and provide such information to the Company promptly following such request; provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve the Company or any other Grantor of any of its First Priority Notes Obligations, nor result in any liability to the Trustee or any other First Priority Notes Secured Parties. The Grantors hereby irrevocably agree not to plead or assert, whether by way of defense or otherwise, in any proceeding relating to the Notes Documents, that the interest payable under the Notes Documents and the calculation thereof has not been adequately disclosed to it, whether pursuant to Section 4 of the Interest Act (Canada) or any other applicable law or legal principle.

ARTICLE 3
 REDEMPTION

Section 3.01       Notices to Trustee.

If the Company elects to redeem Notes pursuant to Section 3.07 or Section 3.09, it shall furnish to the Trustee, at least ten Business Days before notice of redemption is required to be sent or caused to be sent to Holders pursuant to Section 3.03 (unless a shorter notice shall be satisfactory to the Trustee) but not more than 60 days before a redemption date (except that such notice may be sent more than 60 days prior to a redemption date if the notice of redemption is issued in connection with Article 8 or Article 11), an Officer’s Certificate setting forth: (1) the paragraph or subparagraph of such Note or Section of this Indenture pursuant to which the redemption shall occur; (2) the redemption date; (3) the principal amount of the Notes to be redeemed; and (4) the redemption price, if then ascertainable.

Section 3.02       Selection of Notes to Be Redeemed or Purchased.

(a)            If less than all of the Notes are to be redeemed pursuant to Section 3.07 or purchased in an Offer to Purchase at any time, the Trustee shall select the Notes to be redeemed or purchased (1) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed or (2) if the Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem fair and appropriate, all in accordance with the Applicable Procedures of the Depositary in the case of Global Notes.  In the event of partial redemption or purchase by lot, the particular Notes to be redeemed or purchased shall be selected, unless otherwise provided herein, not less than 30 nor more than 60 days prior to the redemption date by the Trustee from the then outstanding Notes not previously called for redemption or purchase. The Trustee shall not be liable for any selections made by it in accordance with this Section 3.02.

(b)           The Trustee shall promptly notify the Company in writing of the Notes selected for redemption or purchase and, in the case of any Note selected for partial redemption or purchase, the principal amount thereof to be redeemed or purchased.  Notes and portions of Notes selected shall be in minimum denominations of $1,000 or integral multiples of $1,000 in excess thereof; no Notes of $1,000 or less shall be redeemed in part, except that, if all of the Notes of a Holder are to be redeemed or purchased, the entire outstanding amount of Notes held by such Holder, even if not $1,000 or an integral multiple of $1,000 in excess thereof, shall be redeemed or purchased.  Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption or purchase also apply to portions of Notes called for redemption or purchase.

(c)            After the redemption date, upon surrender of a Note to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed portion of the original Note, representing the same Debt to the extent not redeemed, shall be issued in the name of the Holder of the Notes upon cancellation of the original Note (or appropriate book entries shall be made to reflect such partial redemption).

Section 3.03       Notice of Redemption.

(a)            The Company shall send (or cause to be sent, in the case of Notes held in book-entry form, by electronic transmission) notices of redemption of Notes at least 15 days but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed pursuant to this Article 3 at such Holder’s registered address or otherwise in accordance with the Applicable Procedures of the Depositary, except that redemption notices may be sent more than 60 days prior to a redemption date if the notice is issued in connection with Article 8 or Article 11.

(b)            The notice shall identify the Notes to be redeemed (including CUSIP and ISIN number, if applicable) and shall state:

(1)           the redemption date;

(2)           the redemption price, including the portion thereof representing any accrued and unpaid interest, if any; provided that, in connection with a redemption under Section 3.07(a), the notice need not set forth the redemption price but only the manner of calculation thereof;

(3)           if any Note is to be redeemed in part only, the portion of the principal amount of that Note that is to be redeemed;

(4)           the name and address of the Paying Agent;

(5)           that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(6)           if applicable, that such redemption shall be subject to the satisfaction of one or more conditions precedent (including the consummation of a debt financing, Qualified Equity Offering or other corporate transaction);

(7)           that, subject to the satisfaction of any condition precedent specified in such notice, unless the Company defaults in making such redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture, interest on Notes called for redemption ceases to accrue on and after the redemption date;

(8)           the paragraph or subparagraph of the Notes or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

(9)           that no representation is made as to the correctness or accuracy of the CUSIP or ISIN number, if any, listed in such notice or printed on the Notes.

(c)            At the Company’s written request, the Trustee shall give the notice of redemption in the Company’s name and at the Company’s expense; provided that the Company shall have delivered to the Trustee, at least five Business Days before notice of redemption is required to be sent or caused to be sent to Holders pursuant to this Section 3.03 (unless a shorter notice shall be satisfactory to the Trustee), an Officer’s Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in Section 3.03(b).

Section 3.04       Effect of Notice of Redemption.

Once notice of redemption is sent in accordance with Section 3.03, Notes called for redemption become due and payable on the redemption date at the redemption price. Any redemption and notice of redemption (other than in connection with a defeasance or satisfaction and discharge of this Indenture) may, at the Company’s discretion, be subject to the satisfaction of one or more conditions precedent (including the consummation of a debt financing, Qualified Equity Offering or other corporate transaction). If such redemption is so subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition and, if applicable, shall state that, in the Company’s discretion, the redemption date may be delayed until such time as any or all of such conditions shall be satisfied or such redemption may not occur and such notice may be rescinded in the event that any or all of such conditions shall not have been satisfied by the redemption date or by the redemption date as so delayed. In addition, the Company may provide in such notice that payment of the redemption price and performance of the Company’s obligations with respect to such redemption may be performed by another Person designated by the Company in such notice; provided that any such payment or performance occurs in accordance with this Indenture and no such designation shall relieve the Company from making such payment or performing such obligations if such other Person so designated shall fail to do the same in accordance with this Indenture.

The notice, if sent in a manner herein provided, shall be conclusively presumed to have been given, whether or not the Holder receives such notice.  In any case, failure to give such notice or any defect in the notice to the Holder of any Note designated for redemption in whole or in part shall not affect the validity of the proceedings for the redemption of any other Note. Subject to Section 3.05, on and after the redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption.

Section 3.05       Deposit of Redemption or Purchase Price.

(a)            By no later than 11:00 a.m.  (New York City time) on the redemption or purchase date, the Company shall deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption or purchase price of, and accrued and unpaid interest, if any, on, all Notes to be redeemed or purchased on that date.  The Paying Agent shall promptly mail to each Holder whose Notes are to be redeemed or repurchased the applicable redemption or purchase price thereof and accrued and unpaid interest, if any, thereon.  The Trustee or the Paying Agent shall promptly return to the Company any money deposited with the Trustee or the Paying Agent by the Company in excess of the amounts necessary to pay the redemption or purchase price of, and accrued and unpaid interest, if any, on, all Notes to be redeemed or purchased.

(b)           If the Company complies with the provisions of Section 3.05(a), on and after the redemption or purchase date, interest shall cease to accrue on the Notes or the portions of Notes called for redemption or purchase.  If a Note is redeemed or purchased on or after a Record Date but on or prior to the related Interest Payment Date, then any accrued and unpaid interest, if any, to the redemption or purchase date shall be paid on the relevant Interest Payment Date to the Person in whose name such Note was registered at the close of business on such Record Date, and no additional interest shall be payable to Holders whose Notes shall be subject to redemption or purchase by the Company.  If any Note called for redemption or purchase shall not be so paid upon surrender for redemption or purchase because of the failure of the Company to comply with Section 3.05(a), interest, if any, shall be paid on the unpaid principal from the redemption or purchase date until such principal is paid and, to the extent lawful, on any interest accrued to the redemption or purchase date not paid on such unpaid principal, in each case, at the rate provided in the Notes and in Section 4.01.

Section 3.06       Notes Redeemed or Purchased in Part.

Upon surrender of a Note that is redeemed or purchased in part, the Company shall issue and, upon receipt of an Authentication Order, the Trustee shall promptly authenticate and mail to the Holder (or cause to be transferred by book entry) at the expense of the Company a new Note equal in principal amount to the unredeemed or unpurchased portion of the Note surrendered representing the same Debt to the extent not redeemed or purchased; provided that each new Note shall be in a minimum denomination of $1,000 or an integral multiple of $1,000 in excess thereof.  It is understood that, notwithstanding anything in this Indenture to the contrary, only an Authentication Order and not an Opinion of Counsel or Officer’s Certificate is required for the Trustee to authenticate such new Note.

Section 3.07       Optional Redemption.

(a)            The Notes may be redeemed on any one or more occasions, in whole or in part, at any time prior to September 6, 2020, at the option of the Company upon not less than 15 nor more than 60 days’ prior notice (except that such notice may be sent more than 60 days prior to a redemption date if such notice is issued in connection with Article 8 or Article 11) mailed by first class mail (and/or, to the extent permitted by Applicable Procedures or regulations, transmitted electronically) to each Holder’s registered address, at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed plus the Applicable Premium, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date (subject to the right of registered Holders of the Notes on a relevant Record Date to receive interest due on a relevant Interest Payment Date).

(b)           At any time prior to September 6, 2020, the Company may at its option, with the net proceeds of one or more Qualified Equity Offerings, redeem on any one or more occasions up to 40% of the aggregate principal amount of the outstanding Notes (including Additional Notes) at a Redemption Price equal to 108.000% of the principal amount of the Notes redeemed, plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date (subject to the right of registered Holders of the Notes on a relevant Record Date to receive interest due on a relevant Interest Payment Date); provided that (1) at least 50% of the aggregate principal amount of Notes originally issued under this Indenture (calculated after giving effect to the original issuance of any Additional Notes) remains outstanding immediately after the occurrence of any such redemption (excluding Notes held by the Company or its Subsidiaries) and (2) any such redemption occurs within 90 days following the closing of any such Qualified Equity Offering.

(c)            Except pursuant to clause (a) or (b) of this Section 3.07, pursuant to Section 3.09 or pursuant to Section 4.14(e), the Notes shall not be redeemable at the Company’s option prior to September 6, 2020.

(d)           The Notes may be redeemed on any one or more occasions, in whole or in part, at any time on or after September 6, 2020, at the option of the Company upon not less than 15 nor more than 60 days’ prior notice (except that such notice may be sent more than 60 days prior to a redemption date if such notice is issued in connection with Article 8 or Article 11) at the following Redemption Prices (expressed as percentages of the principal amount to be redeemed) set forth below, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of registered Holders of the Notes on a relevant Record Date to receive interest due on a relevant Interest Payment Date), if redeemed during the 12-month period beginning on September 6th of the years indicated below:

Year	Percentage
2020	102.000%
2021	101.000%
2022 and thereafter	100.000%

(e)            Any redemption pursuant to this Section 3.07 shall be made pursuant to the provisions of Sections 3.01 through 3.06.

Section 3.08       Mandatory Redemption; Open Market Purchases.

The Company will not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

The Company and its Affiliates may, at any time and from time to time, acquire or purchase Notes by means other than a redemption, including by open market purchases, tender offers, privately negotiated transactions or otherwise and at prices as well as with such consideration as the Company and its Affiliates may determine, subject to compliance with applicable securities laws and regulations including, without limitation, Canadian Securities Laws, so long as such acquisition does not otherwise violate the terms of this Indenture.

Section 3.09       Tax Redemption.

(a)            The Company, at its option, may redeem all but not part of the Notes, upon not less than 15 nor more than 60 days’ prior notice at a redemption price equal to 100% of the aggregate principal amount thereof, together with accrued and unpaid interest, if any, to, but not including, the date fixed by the Company for redemption (a “Tax Redemption Date”) and all Additional Amounts (if any) then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise (subject to the right of Holders on the relevant Record Date to receive interest due on the relevant Interest Payment Date), if, due to a Change in Tax Law, the Company, in accordance with the terms of the Notes, would become obligated, on the next date on which any amount would be payable with respect to the Notes, to pay to the Holder or beneficial owner of any Note any Additional Amounts, and the Company cannot avoid any such payment obligation by taking reasonable measures available (including making payment through a paying agent located in another jurisdiction).

(b)           Notice of the Company’s intent to redeem the Notes pursuant to the provisions set forth in Section 3.09(a) shall not be effective until such time as the Company delivers to the Trustee both: (i) a certificate signed by two of its Authorized Officers stating that the Company cannot avoid its obligation to pay Additional Amounts by the Company taking reasonable measures available (including making payment through a paying agent located in another jurisdiction); and (ii) an opinion of independent legal counsel reasonably acceptable to the Trustee and qualified to practice law in the relevant Taxing Jurisdiction stating that the applicable Payor is obligated to pay Additional Amounts because of a Change in Tax Law.  The Trustee will accept and shall be entitled to rely on such certificate and opinion of counsel as sufficient evidence of the existence and satisfaction of the conditions set forth in Section 3.09(a), which will be conclusive and binding on the Holders.

(c)            This Section 3.09 will apply mutatis mutandis to any Surviving Entity and any jurisdiction in which any such Surviving Entity is incorporated or organized or engaged in business or resident for tax purposes or any jurisdiction from or through which payment is made by or on behalf of such Surviving Entity on the Notes, and any political subdivision thereof or therein.

(d)           Any redemption pursuant to Section 3.09 shall be made pursuant to the provisions of Section 3.01 through 3.06.

ARTICLE 4
COVENANTS

Section 4.01       Payment of Notes.

(a)            The Company shall pay or cause to be paid the principal, premium, if any, and interest, if any, on the Notes on the dates and in the manner provided in the Notes.  Principal, premium, if any, and interest, if any, shall be considered paid on the date due if the Paying Agent, if other than one of the Company or a Subsidiary, holds as of 10:00 a.m., New York City time, on the due date money deposited by the Company in immediately available funds and designated for and sufficient to pay the principal, premium, if any, and interest then due.

(b)           The Company shall pay interest (including Post-Petition Interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, at the rate equal to the then applicable interest rate on the Notes to the extent lawful; it shall pay interest (including Post-Petition Interest in any proceeding under any Bankruptcy Law) on overdue installments of interest, if any, (without regard to any applicable grace period) at the same rate to the extent lawful.

Section 4.02           Maintenance of Office or Agency.

The Company shall maintain an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Company and the Guarantors in respect of the Notes and this Indenture may be served.  The Company shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency.  If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

The Company may also from time to time designate additional offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations.  The Company shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Company hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Company in accordance with Section 2.03.

Section 4.03       Reports and Other Information.

(a)            For so long as any Notes are outstanding, the Company will furnish to the Trustee:

(1)           on or prior to the later of (A) 90 calendar days after the end of each fiscal year of the Company or (B) if the Company is then a “reporting issuer” (or its equivalent) in any province or territory of Canada, the date on which the Company is required to file (after giving effect to any available extension) such financial information pursuant to Canadian Securities Laws, annual financial information of the Company consisting of: (i) “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) for the fiscal year then ended; (ii) audited consolidated financial statements prepared in accordance with IFRS; and (iii) a presentation of Consolidated Adjusted EBITDA of the Company which will be included in the MD&A for the fiscal year then ended and derived from such financial statements;

(2)           on or prior to the later of (A) 45 calendar days after the end of each of the first three fiscal quarters of each fiscal year of the Company (commencing with the fiscal quarter ending September 30, 2018) or (B) if the Company is then a “reporting issuer” (or its equivalent) in any province or territory of Canada, the date on which the Company is required to file (after giving effect to any available extension) such financial information pursuant to Canadian Securities Laws, quarterly financial information of the Company consisting of: (i) an MD&A for the fiscal quarter and year-to-date period then ended; (ii) unaudited consolidated quarterly financial statements prepared in accordance with IFRS; and (iii) a presentation of Consolidated Adjusted EBITDA of the Company which will be included in the MD&A for the fiscal quarter and year-to-date period then ended and derived from such financial statements;

(3)           on or prior to the tenth Business Day following the occurrence of each event that is required pursuant to Canadian Securities Laws to be reported in a material change report under National Instrument 51-102 “Continuous Disclosure Obligations” (a “Material Change Report”), if the Company is then a “reporting issuer” (or its equivalent) in any province or territory of Canada, a copy of the Material Change Report containing substantially all of the information that is required to be contained in such a report pursuant to Canadian Securities Laws; provided, however, that no such Material Change Report will be required to be furnished to the Trustee if the Company determines in its good faith judgment that such event is not reasonably expected to be material to the Holders or the business, operations or capital of the Company and its Restricted Subsidiaries, taken as a whole; and

(4)           so long as the Company is obligated to make such filings or furnish such information, any filings or information filed with and made publicly available by the applicable Canadian Securities Administrators under the System for Electronic Document Analysis and Retrieval (“SEDAR”) website (or any successor electronic filing system).

(b)           If any document of the type contemplated in clauses (1), (2), (3) and (4) of Section 4.03(a) is filed and publicly available on SEDAR, the Company shall have, and shall be deemed to have, satisfied all requirements under this Indenture to furnish such document to the Trustee upon the filing of such document with the Canadian Securities Administrators for public viewing on SEDAR; provided, however, that the Company shall provide a copy of any such document to the Trustee within a reasonable period of time if the Trustee makes a request therefor to the Company.

(c)            So long as any Notes are outstanding, (1) within 10 Business Days after furnishing or being deemed to have furnished to the Trustee annual financial information required by Section 4.03(a)(1), the Company will hold a conference call to discuss such reports and the results of operations for the relevant reporting period (it being understood that such conference call may be the same conference call as with the Company’s equity investors and analysts) and (2)(i) with respect to the reports required by clauses (1), (2) and (3) of Section 4.03(a) above, the Company shall file such reports electronically on the SEDAR website (or any successor electronic filing system) or (ii) if reports required by clauses (1), (2) and (3) of Section 4.03(a) above are not available on SEDAR (or other successor electronic filing system), the Company will also maintain a password protected website via an Intralinks site or other similar password protected website to which Holders of the Notes and prospective purchasers of Notes are given access upon request to the Company and to which all of the reports required by this Section 4.03 are posted.

(d)           In addition, the Company will also hold quarterly conference calls for the Holders of the Notes to discuss financial information for the previous quarter (it being understood that such quarterly conference call may be the same conference call as with the Company’s equity investors and analysts).  The conference call will be following the last day of each fiscal quarter of the Company and not later than 10 Business Days from the time that the Company furnishes or is deemed to have furnished the financial information required by Section 4.03(a)(2).

(e)            No fewer than two calendar days prior to any annual or quarterly conference call, as applicable, the Company will issue a press release announcing the time and date of such conference call and providing instructions for Holders, securities analysts and prospective investors to obtain access to such call.

(f)            For so long as any Notes remain outstanding and are not freely transferable under the Securities Act, the Company shall furnish to Holders of the Notes and prospective purchasers of Notes designated by Holders of the Notes, upon their request, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(g)           Notwithstanding anything herein to the contrary, for purposes of Section 6.01(a)(4), (1) the Company will be deemed not to have failed to comply with any of its obligations under Section 4.03(a)(1) until 15 calendar days after the date any financial information thereunder is due under Canadian Securities Laws, and (2) the Company will be deemed not to have failed to comply with any of its obligations under Section 4.03(a)(2) until 15 calendar days after the date any financial information thereunder is due under Canadian Securities Laws.  For greater certainty, if the Company from time to time files any amendment or amendment and restatement of any document referred to in Section 4.03(a), the filing of any such amendment or amendment and restatement thereof shall not constitute a failure of the Company to comply with its obligations in such covenant and shall not constitute an Event of Default.

(h)           Delivery of the foregoing reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of the foregoing shall not constitute constructive notice of any information contained therein or determinable from information contained therein, or the Company’s compliance with any of its covenants under this Indenture (as to which the Trustee is entitled to rely exclusively on an Officer’s Certificate).

(i)             The Company will deliver or cause to be delivered to the Trustee, within 10 calendar days of the occurrence thereof, an Officer’s Certificate providing notice of any of the following events, including in reasonable detail a summary of such event or events and what action the Company is taking or proposes to take with respect thereto:

(A)         any Change of Control, including, without limitation, the name of the Person(s) acquiring control of the Company, the amount and form of the consideration used (e.g., cash, securities or a combination thereof), the basis of the control, the date and description of the transaction resulting in the Change of Control, the percentage of beneficial ownership of Voting Interests of the Company owned by the Person gaining control, the identity of the Person from whom control was assumed and the effect of such Change of Control, if any, on any material agreements or arrangements of the Company; and

(B)          an Event of Default specified in clause (7) or (8) of Section 6.01(a).

(j)             To the extent any information is not provided as specified in this Section 4.03 and such information is subsequently provided, the Company will be deemed to have satisfied its obligations with respect thereto at such time and any Default with respect thereto shall be deemed to have been cured; provided, however, that this Section 4.03(i) shall not apply to the Company’s obligations under Section 4.03(h).

Section 4.04       Compliance Certificate.

(a)            The Company shall deliver to the Trustee and the Collateral Trustee, on an annual basis at the same time as the Company furnishes its annual financial information referred to in Section 4.03(a)(1), an Officer’s Certificate stating that a review of the activities of the Company and its Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Authorized Officer with a view to determining whether the Company and each Guarantor have kept, observed, performed and fulfilled their obligations under this Indenture, and further stating, as to such Authorized Officer signing such Officer’s Certificate, that to the best of his or her knowledge, the Company and each Guarantor have kept, observed, performed and fulfilled each and every condition and covenant contained in this Indenture and are not in default in the performance or observance of any of the terms, provisions, covenants and conditions of this Indenture (or, if a Default shall have occurred, describing all such Defaults of which he or she may have knowledge and what action the Company and each Guarantor are taking or propose to take with respect thereto).

(b)           When any Default has occurred and is continuing under this Indenture, or if the Trustee or the holder of any other evidence of Debt of the Company or any Subsidiary gives any notice or takes any other action with respect to a claimed Default, the Company shall promptly (which shall be no more than 10 Business Days following the date on which the Company becomes aware of such Default, receives such notice or becomes aware of such action, as applicable) send to the Trustee an Officer’s Certificate specifying such event, its status and what action the Company is taking or proposes to take with respect thereto.

Section 4.05       Taxes.

The Company shall pay, and shall cause each of its Restricted Subsidiaries to pay, prior to delinquency, all material taxes, assessments and governmental levies except such as are contested in good faith and by appropriate negotiations or proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders.

Section 4.06       Stay, Extension and Usury Laws.

The Company and each Guarantor covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Company and each Guarantor (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07       Restricted Payments.

(a)            The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment; provided that from and after January 1, 2019, the Company may make Restricted Payments if, at the time of and after giving effect to the proposed Restricted Payment:

(1)           no Event of Default shall have occurred and be continuing or will occur as a consequence thereof;

(2)           (x) with respect to Restricted Payments other than any Junior Financing Payment or Restricted Investment, immediately after giving effect to such Restricted Payment on a Pro Forma Basis, (i) the Senior Secured Net Leverage Ratio shall not exceed 4.00:1.00 and (ii) the Total Net Leverage Ratio shall not exceed 4.50:1.00, and (y) with respect to Restricted Payments constituting Junior Financing Payments or Restricted Investments, immediately after giving effect to such Restricted Payment on a Pro Forma Basis, (i) the Senior Secured Net Leverage Ratio shall not exceed 4.00:1.00 and (ii) the Total Net Leverage Ratio shall not exceed 4.75:1.00; and

(3)           after giving effect to such Restricted Payment on a Pro Forma Basis, the aggregate amount expended or declared for all Restricted Payments made on or after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6) (7), (8), (9) and (10) of Section 4.07(b)) shall not exceed the sum (without duplication) of:

(i)            50% of the Consolidated Net Income (or, if Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the Company accrued on a cumulative basis during the period (taken as one accounting period) from the first day of the fiscal quarter of the Company in which the Issue Date occurs and ending on the last day of the most recently ended fiscal quarter for which internal financial information is available at the time of such Restricted Payment; plus

(ii)           100% of the aggregate net proceeds (including the Fair Market Value of property other than cash) received by the Company subsequent to the Issue Date either (i) as a contribution to its common equity capital or (ii) from the issuance and sale of its Qualified Capital Interests, including Qualified Capital Interests issued upon the conversion or exchange of Debt (including Redeemable Capital Interests) of the Company, and from the exercise of options, warrants or other rights to acquire such Qualified Capital Interests (other than, in each case, Capital Interests or Debt issued or sold to a Subsidiary of the Company); plus

(iii)          100% of the net reduction in Restricted Investments, made by the Company or any Restricted Subsidiary subsequent to the Issue Date, in any Person, resulting from (i) payments of interest on Debt, dividends, repayments of loans or advances, or any sale or disposition of such Restricted Investments (but only to the extent such items are not included in the calculation of Consolidated Net Income), or (ii) the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary (or the causing of a Person that is not a Subsidiary to become a Restricted Subsidiary), not to exceed in the case of any Person the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person subsequent to the Issue Date.

(b)           Notwithstanding the provisions of Section 4.07(a), the Company and its Restricted Subsidiaries may take the following actions:

(1)           the payment of any dividend on Capital Interests in the Company or a Restricted Subsidiary or the consummation of any irrevocable redemption within 60 days after declaration thereof or the giving of such irrevocable notice, as applicable, if, at the declaration date or notice thereof, such payment was permitted by the foregoing provisions of this Section 4.07;

(2)           the purchase, repurchase, redemption, defeasance or other acquisition or retirement of any Capital Interests of the Company by conversion into, or in exchange for, Qualified Capital Interests, or out of net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of Qualified Capital Interests of the Company; provided, however, that the net cash proceeds from such sale of Qualified Capital Interests will be excluded from Section 4.07(a)(3)(ii) to the extent applied to any such purchase, repurchase, redemption, defeasance or other acquisition or retirement;

(3)           the redemption, defeasance, repurchase or acquisition or retirement for value of any Junior Financing out of the net cash proceeds of a substantially concurrent issue and sale (other than to a Subsidiary of the Company) of (x) Refinancing Debt of the Company or such Guarantor, as the case may be, Incurred in accordance with this Indenture or (y) Qualified Capital Interests of the Company;

(4)           so long as no Event of Default has occurred and is continuing, the purchase, redemption, retirement or other acquisition for value of Capital Interests in the Company, MIPCo or any Parent Entity (or any payments to a Parent Entity for the purposes of permitting any such repurchase) held (i) in the case of the Company, by directors, officers, consultants, employees, former directors, former officers, former consultants or former employees of the Company or any Restricted Subsidiary (or their Affiliates, Immediate Family Members, estates or beneficiaries under their estates) upon death, disability, retirement or termination of employment or service or alteration of employment or service status or pursuant to the terms of any agreement under which such Capital Interests were issued (including any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any stock subscription or shareholder agreement) and, for the avoidance of doubt, including any principal and interest payable on any promissory notes issued by the Company or any Parent Entity in connection with such purchase, redemption, retirement or other acquisition for value or (ii) in the case MIPCo, directly by the MIP Shareholders (or their Affiliates, Immediate Family Members, estates or beneficiaries under their estates); provided that, in the case of clauses (i) and (ii) above, the aggregate cash consideration paid for such purchase, redemption, retirement or other acquisition for value of such Capital Interests does not exceed $10.0 million in any calendar year; provided, further, that any unused amounts in any calendar year may be carried forward; provided, however, that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Qualified Capital Interests of the Company or any direct or indirect Parent Entity of the Company (to the extent contributed to the Company) to directors, officers, employees or consultants of the Company and its Restricted Subsidiaries that occurs after the Issue Date; (provided, however, that the amount of such cash proceeds utilized for any such purchase, redemption, retirement, other acquisition for value or dividend will not increase the amount available for Restricted Payments under Section 4.07(a)(3)); plus (B) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date (provided, however, that the Company may elect to apply all or any portion of the aggregate increase contemplated by the second and third provisos of this clause (4) in any calendar year and, to the extent any payment described under this clause (4) is made by delivery of Debt and not in cash, such payment shall be deemed to occur only when, and to the extent, the obligor on such Debt makes payments with respect to such Debt);

(5)           dividend adjustments and repurchases of Capital Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities or the vesting of restricted stock units or deferred stock units (including any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any stock subscription or shareholder agreement);

(6)           Restricted Payments (A) to make cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Interests of the Company or the vesting of restricted stock units or deferred stock units and (B) consisting of: (i) payments made or expected to be made in respect of withholding or similar taxes or brokerage fees payable by any future, present or former officers, directors, employees, members of management or consultants of the Company, any Restricted Subsidiary or any Parent Entity, in each case, solely to the extent such taxes relate to the foregoing Persons’ ownership of Capital Interests in the Company; and/or (ii) repurchases of Capital Interests in consideration of the payments described in clause (i), including demand repurchases in connection with the exercise of stock options or the vesting of restricted stock units or deferred stock units;

(7)           so long as no Event of Default has occurred and is continuing or would result therefrom, Restricted Payments constituting Junior Financing Payments in an aggregate amount not to exceed the greater of (x) $23.0 million and (y) 1.0% of Consolidated Total Assets;

(8)           the extension of credit that constitutes intercompany Debt, the Incurrence of which is permitted pursuant to clauses (5), (6) and (7) of the definition of “Permitted Debt”;

(9)           as required by the terms of contracts of the Company or any Restricted Subsidiary that are in effect on the Issue Date and Restricted Payments made pursuant to the Transactions; and

(10)         the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Junior Financing (A) at a purchase price not greater than 101% of the principal amount of such Junior Financing in the event of a change of control in accordance with provisions similar to Section 4.14 or (B) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to Section 4.10; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, the Company has complied with its obligations set forth in Section 4.14 of this Indenture;

(c)            If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment, in the good faith determination of the Company, would be permitted under the requirements of this Indenture, such Restricted Payment shall be deemed to have been made in compliance with this Indenture notwithstanding any subsequent adjustment made in good faith to the Company’s consolidated financial statements affecting Consolidated Net Income.

(d)           The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of such Restricted Payment of the assets or securities proposed to be transferred or issued by the Company or any of its Restricted Subsidiaries, as the case may be, pursuant to such Restricted Payment.

(e)            For purposes of determining compliance with this Section 4.07, in the event that a proposed Restricted Payment or Investment (or a portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) to (10) of Section 4.07(b) and/or one or more of the clauses contained in the definition of “Permitted Investments,” or is entitled to be made pursuant to Section 4.07(a), the Company will be entitled to divide or classify (or later divide, classify or reclassify in whole or in part), in its sole discretion, such Restricted Payment or Investment (or portion thereof) among such clauses (1) to (10) of Section 4.07(b), and/or one or more of such clauses contained in the definition of “Permitted Investments” hereunder, or Section 4.07(a), in each case, in a manner that otherwise complies with this Section 4.07.

(f)            Notwithstanding anything in this Section 4.07, no Investment may be made in any Unrestricted Subsidiary consisting of Intellectual Property which is material to the business of the Company and its Restricted Subsidiaries, taken as a whole.

(g)           For purposes of determining compliance with any U.S. dollar denominated restriction on Restricted Payments, the U.S. dollar equivalent of a Restricted Payment denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date the Company or the Restricted Subsidiary, as the case may be, first commits to such Restricted Payment.

Section 4.08       Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.

(a)            The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, cause or suffer to exist or become effective or enter into any encumbrance or restriction (other than pursuant to this Indenture or any law, rule, regulation or order) on the ability of any Restricted Subsidiary to:

(1)           pay dividends or make any other distributions on its Capital Interests to the Company or any of its Restricted Subsidiaries or pay any Debt owed to the Company or any of its Restricted Subsidiaries;

(2)           make loans or advances to the Company or any Restricted Subsidiary; or

(3)           transfer any of its property or assets to the Company or any Restricted Subsidiary.

(b)           However, the preceding provisions shall not prohibit the following encumbrances or restrictions existing under or by reason of:

(1)           any encumbrance or restriction in existence on the Issue Date, including those under the Credit Agreement, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings, in the good faith judgment of the Company and conclusively evidenced by an Officer’s Certificate, are no more restrictive in any material respect, taken as a whole, with respect to such dividend or other payment restrictions than those contained in these agreements on the Issue Date or refinancings thereof;

(2)           any encumbrance or restriction which exists with respect to an acquired property in existence at the time of such acquisition pursuant to an agreement, so long as the encumbrances or restrictions in any such agreement relate solely to the property so acquired (and are not or were not created in anticipation of or in connection with the acquisition thereof);

(3)           any encumbrance or restriction which exists with respect to a Person that becomes a Restricted Subsidiary or merges or amalgamates with or into a Restricted Subsidiary of the Company on or after the Issue Date, which is in existence at the time such Person becomes a Restricted Subsidiary, but not created in connection with or in anticipation of such Person becoming a Restricted Subsidiary, and which is not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person becoming a Restricted Subsidiary;

(4)           any encumbrance or restriction under the terms of Refinancing Debt Incurred to renew, refund, replace, refinance or extend any agreement containing any encumbrance or restriction referred to in the foregoing clauses (1) through (3), so long as the encumbrances and restrictions contained in any such Refinancing Debt are no less favorable in any material respect to the Holders than the encumbrances and restrictions contained in the agreements governing the Debt being renewed, refunded, replaced, refinanced or extended, in the good faith judgment of the Company and conclusively evidenced by an Officer’s Certificate;

(5)           customary provisions restricting subletting or assignment of any lease, contract or license of the Company or any Restricted Subsidiary or any rights thereunder;

(6)           any encumbrance or restriction by reason of applicable law, rule, regulation or order;

(7)           any encumbrance or restriction under the Notes Documents;

(8)           any encumbrance or restriction under a contract for the sale or other disposition of assets or Capital Interests, including, without limitation, any agreement for the sale or other disposition of a Subsidiary, that restricts distributions of the applicable assets or Capital Interests to be issued or sold, or of any assets of a Subsidiary to be sold, pending such sale or other disposition;

(9)           restrictions on cash and other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(10)         customary provisions and/or restrictions with respect to the disposition or distribution of property, securities or assets in joint venture agreements, asset sale agreements, stock sale agreements (including underwriting and agency agreements), sale leaseback agreements and other similar agreements;

(11)         any restriction with respect to the Company or a Restricted Subsidiary (or any of its property or assets) imposed by customary provisions in Hedge Agreements not entered into for speculative purposes;

(12)         Purchase Money Debt and Capital Lease Obligations permitted under this Indenture for property acquired in the ordinary course of business that impose restrictions on that property so acquired of the nature described in Section 4.08(a)(3);

(13)         Liens securing Debt otherwise permitted to be Incurred under this Indenture, including Section 4.12;

(14)          any other agreement governing Debt entered into after the Issue Date that contains encumbrances and restrictions that are not materially more restrictive with respect to any Restricted Subsidiary than those in effect on the Issue Date with respect to that Restricted Subsidiary pursuant to agreements in effect on the Issue Date;

(15)         customary provisions contained in licenses, sublicenses, covenants not to sue, releases and other agreements in connection with Intellectual Property (including in connection with distribution, development, license and supply agreements) and other similar agreements entered into in the ordinary course of business; and

(16)         any restrictions with respect to the corporate aircraft, including under any lease, sublease, charter, management, operating, crew, service, repair, maintenance, storage or other agreement relating to the aircraft.

(c)            Nothing contained in this Section 4.08 shall prevent the Company or any Restricted Subsidiary from: (i) creating, Incurring, assuming or suffering to exist any Liens otherwise permitted by Section 4.12; or (ii) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Debt of the Company or any of its Restricted Subsidiaries Incurred in accordance with Section 4.09 and Section 4.12.

Section 4.09       Incurrence of Debt.

(a)            The Company will not, and will not permit any of its Restricted Subsidiaries to Incur any Debt (including Acquired Debt); provided that the Company and any of its Restricted Subsidiaries may Incur Debt (including Acquired Debt) if, immediately after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds therefrom, the Total Net Leverage Ratio of the Company and its Restricted Subsidiaries, determined on a Pro Forma Basis, including as if any such Debt (including any other Debt being Incurred contemporaneously), and any other Debt Incurred since the beginning of the four fiscal quarter period had been Incurred and the proceeds thereof had been applied at the beginning of the four fiscal quarter period, and any other Debt repaid since the beginning of the four fiscal quarter period had been repaid at the beginning of the four fiscal quarter period, would not exceed 6.50:1.00; provided that (i) any such Debt Incurred by Restricted Subsidiaries that are not Guarantors pursuant to this Section 4.09(a), when aggregated with Debt Incurred by Restricted Subsidiaries that are not Guarantors pursuant to clauses (1), (21)(i), (24) and (25) (but solely to the extent such Refinancing Debt is in respect of Debt Incurred pursuant to Section 4.09(a) or clause (1)(y) of the definition of “Permitted Debt”) of the definition of “Permitted Debt,” shall not exceed an aggregate principal amount outstanding equal to the greater of (x) $58.0 million and (y) 2.5% of Consolidated Total Assets (in each case, determined on the date of such Incurrence) and (ii) prior to January 1, 2019, such Debt may only be Incurred to finance Investments permitted under clause (6) of the definition of “Permitted Investments.”

(b)           Notwithstanding Section 4.09(a), the Company and its Restricted Subsidiaries may Incur Permitted Debt.

(c)            For purposes of determining compliance with this Section 4.09:

(1)           in the event that an item of Debt meets the criteria of more than one of the types of Debt described in Section 4.09(a) or (b), including categories of Permitted Debt, the Company, in its sole discretion, shall classify, and from time to time may reclassify, all or any portion of such item of Debt in any manner that complies with Section 4.09 and shall only be required to include the amount and type of such Debt in one of such clauses under Section 4.09 or the definition of “Permitted Debt” hereunder; provided that no such reclassification or division shall be permitted with respect to any Debt Incurred pursuant to clause (1), (23) or (26) of the definition of “Permitted Debt”;

(2)           Debt permitted by this Section 4.09 need not be permitted solely by reference to one provision permitting such Debt but may be permitted in part by one such provision and in part by one or more other provisions of this Section 4.09 (including categories of Permitted Debt) permitting such Debt; and

(3)           Guarantees of, or obligations with respect to letters of credit supporting, Debt that is otherwise included in the determination of a particular amount of Debt shall not be included.

The accrual of interest, the accretion or amortization of original issue discount and the payment of interest on Debt in the form of additional Debt or payment of dividends on Capital Interests in the forms of additional shares of Capital Interests with the same terms will not be deemed to be an Incurrence of Debt for purposes of this Section 4.09.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Debt, the U.S. dollar-equivalent principal amount of Debt denominated in another currency shall be calculated based on (i) in the case of any Debt incurred on the Issue Date pursuant to clause (1) of the definition “Permitted Debt,” the FX Date, and (ii) in the case of any other Debt, the relevant currency exchange rate in effect on the date such Debt was Incurred, in the case of term Debt, or first committed, in the case of revolving credit Debt; provided that, if such Debt is Incurred as Refinancing Debt to refinance Debt denominated in another currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Debt does not exceed (i) the principal amount of such Debt being refinanced, plus (ii) the aggregate amount of fees, underwriting discounts, defeasance costs, premiums and other costs and expenses Incurred in connection with such refinancing.  Notwithstanding any other provision of this covenant, the maximum amount of Debt that the Company may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies.

Section 4.10       Asset Sales; Casualty Events.

(a)            The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)           the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (such Fair Market Value to be determined at the time of contractually agreeing to such Asset Sale) of the assets or Capital Interests issued or sold or otherwise disposed of;

(2)           at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Eligible Cash Equivalents; and

(3)           to the extent that any consideration received by the Company (or such Restricted Subsidiary, as the case may be) in any such Asset Sale of Collateral constitutes property or other assets that are of a type or class that constitutes Collateral, such property or other assets are added to the Collateral securing the Notes in the manner and to the extent required by this Indenture or any of the Collateral Documents with the Lien on such Collateral securing the Notes being of the same priority with respect to the Notes as the Lien on the property or assets disposed of in the Asset Sale.

(b)           For the purposes of Section 4.10(a)(2) above, each of the following will be deemed to be cash:

(1)           any liabilities (as shown on the most recent consolidated balance sheet of the Company or any Restricted Subsidiary) of the Company or any of its Restricted Subsidiaries (other than Debt and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary assignment and assumption agreement that releases the Company or such Restricted Subsidiary from further liability;

(2)           any securities, notes, Capital Interests or other obligations received by the Company or any of its Restricted Subsidiaries from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of their receipt to the extent of the cash received in that conversion; and

(3)           any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (3) that is at that time outstanding, not to exceed $35.0 million at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

(c)            Within 365 days after the receipt of any Net Cash Proceeds from an Asset Sale or from a Casualty Event (the “Net Cash Proceeds Application Period”), the Company or the applicable Restricted Subsidiary, as the case may be, may apply such Net Cash Proceeds, at its option:

(1)           to prepay, repay, redeem or purchase any First Priority Obligations of the Company or any Restricted Subsidiary and cause such Debt to be permanently retired and the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid, redeemed or repurchased; provided, however, that, to the extent the Company or such Guarantor so reduces any other First Priority Obligations, the Company shall offer to purchase an equal and ratable amount of the Notes as provided under Article 3 by making an Offer to Purchase (in accordance with the procedures set forth in Section 4.10(d)) to all Holders of Notes to purchase their Notes at 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of purchase (and, in the case of revolving loans, to correspondingly reduce commitments with respect thereto);

(2)           to acquire all or substantially all of the assets of, or any Capital Interests of, another Permitted Business, if, after giving effect to any such acquisition of Capital Interests, the Permitted Business is or becomes a Restricted Subsidiary of the Company; provided that, to the extent such Net Cash Proceeds are derived from an Asset Sale of Collateral, such assets or Capital Interests, as applicable, shall be added to the Collateral securing the Notes to the extent required by this Indenture or any of the Collateral Documents;

(3)           to make a capital expenditure in or that is used or useful (as determined in the good faith judgment of the Company) in a Permitted Business or to make expenditures for maintenance, repair or improvement of existing properties and assets in accordance with the provisions of this Indenture;

(4)           to acquire other assets that are not classified as current assets under IFRS and that are used or useful (as determined in the good faith judgment of the Company) in a Permitted Business; provided that, to the extent such Net Cash Proceeds are derived from an Asset Sale of Collateral, such assets shall be added to the Collateral securing the Notes to the extent required by this Indenture or any of the Collateral Documents; or

(5)           any combination of the foregoing;

provided that notwithstanding the foregoing or the first sentence of Section 4.10(d), (A) in the case of clause (3) of this Section 4.10(c), a binding commitment shall be treated as a permitted application of the Net Cash Proceeds from the date of such commitment so long as the Company or such Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Cash Proceeds will be applied to satisfy such commitment within 180 days of the Net Cash Proceeds Application Period (an “Acceptable Commitment”) and such Net Cash Proceeds are actually applied in such manner within the later of 365 days from the consummation of the Asset Sale or Casualty Event and 180 days from the date of the Acceptable Commitment, and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Cash Proceeds are applied in connection therewith, then such Net Cash Proceeds shall constitute Excess Proceeds to the extent the Net Cash Proceeds Application Period has expired, (B) with respect to Net Cash Proceeds from an Asset Sale (other than (x) a sale of North American Assets or (y) a Material Disposition) or from a Casualty Event, the Company or the applicable Restricted Subsidiary shall only be required to apply or invest such Net Cash Proceeds pursuant to this Section 4.10(c) if the aggregate Net Cash Proceeds in any fiscal year in respect of all Asset Sales (other than (x) a sale of the North American Assets or (y) a Material Disposition) or all Casualty Events, respectively, exceeds $25.0 million (provided that such Net Cash Proceeds to be so applied or invested shall be the amount thereof in excess of $25.0 million (it being understood by means of example and not in limitation of the foregoing, if in the 2020 fiscal year, there was $27.5 million of Net Cash Proceeds, then only $2.5 million of Net Cash Proceeds shall be required to be so applied or invested)); provided that, to the extent such aggregate Net Cash Proceeds do not exceed $25.0 million in any fiscal year, then the Company and its Restricted Subsidiaries shall be entitled to retain any such Net Cash Proceeds and use such Net Cash Proceeds for any purposes not prohibited under this Indenture and such Net Cash Proceeds shall not constitute “Excess Proceeds,” and (C) with respect to Net Cash Proceeds from any non-ordinary course sale of North American Assets or any Material Disposition, the Company or the applicable Restricted Subsidiary shall only be required to apply such Net Cash Proceeds pursuant to this Section 4.10(c) in the event such Net Cash Proceeds exceed $5.0 million, in which event, 100% of such Net Cash Proceeds shall be required to be applied pursuant to this Section 4.10(c) (provided further that, only up to 50% of such Net Cash Proceeds may be applied pursuant to clause (2), (3) or (4) of this Section 4.10(c) or any combination thereof and, for the avoidance of doubt, the remainder of such Net Cash Proceeds shall only be applied pursuant to clause (1) of this Section 4.10(c)).

(d)           Any Net Cash Proceeds from Asset Sales or Casualty Events that are not applied or invested as provided in Section 4.10(c) will constitute “Excess Proceeds.” The Company will, within 30 days after the expiry of the Net Cash Proceeds Application Period, make an Offer to Purchase to all Holders of Notes (on a pro rata basis to each series of Notes) and, if required by the terms of any other First Priority Obligations containing comparable repurchase rights, to purchase or redeem the maximum principal amount of Notes and such other First Priority Obligations that may be purchased out of the amount of such Excess Proceeds.

The offer price in any Offer to Purchase of Notes will be equal to 100% of the principal amount plus accrued and unpaid interest, if any, to, but not including, the date of purchase, and will be payable in cash.  If any Excess Proceeds remain after consummation of an Offer to Purchase, the Company may use those funds for any purpose not otherwise prohibited by this Indenture and they will no longer constitute Excess Proceeds.  If the aggregate principal amount of Notes and other First Priority Obligations tendered into such Offer to Purchase exceeds the amount of Excess Proceeds, the Trustee will select the Notes and the trustee or agent for the other First Priority Obligations will select the First Priority Obligations to be purchased on a pro rata basis among each series.  Upon completion of each Offer to Purchase, the amount of Excess Proceeds will be reset at zero.

(e)            Notwithstanding the foregoing, to the extent that the Company determines in good faith that any Offer to Purchase attributable to any Restricted Subsidiary incorporated or organized outside the United States or Canada, (i) would be prohibited or restricted under applicable local law (including, without limitation, as a result of laws or regulations relating to financial assistance, corporate benefit, thin capitalization, capital maintenance and similar legal principles, restrictions on upstreaming of cash intragroup and fiduciary and statutory duties of directors of relevant Restricted Subsidiaries), (ii) would result in material adverse tax  consequences (including, without limitation, as a result of any withholding tax) as determined in good faith by the Company (which shall be conclusively evidenced by an Officer’s Certificate of the Company) if such amount were repatriated to the Company as a dividend or (iii) in the case of any Offer to Purchase attributable to any joint venture, would violate any organizational document of such joint venture (or any relevant shareholders’ or similar agreement), in each case, if the amount subject to the relevant Offer to Purchase were upstreamed or transferred to the Company as a distribution or dividend (any amount limited as set forth in clauses (i) through (iii) above of this clause (e), a “Restricted Amount”), the amount of the relevant Offer to Purchase shall be reduced by the Restricted Amount; provided that (A) in the case of any Restricted Amount arising under the circumstances described in clause (i) or (ii) above, the Company shall use commercially reasonable efforts to take all actions required by applicable law to permit the repatriation of the relevant amounts to the Company and (B) if the circumstance giving rise to any Restricted Amount ceases to exist within 365 days following the end of the event giving rise to the relevant Offer to Purchase, the relevant Restricted Subsidiary shall promptly repatriate or distribute the amount that no longer constitutes a Restricted Amount to the Company for application to such an Offer to Purchase as required above promptly following the date on which the relevant circumstance ceases to exist; it being understood and agreed that following the expiration of the 365-day period referenced above, the relevant Restricted Subsidiary may retain any Restricted Amount, and no Offer to Purchase shall be required in respect thereof; provided that in no event shall any Restricted Amount be used to increase the amounts available to make a Restricted Payment under Section 4.07(a).

(f)            Pending the final application of any Net Cash Proceeds pursuant to this Section 4.10, such Net Cash Proceeds may be applied temporarily to reduce Debt outstanding under a revolving credit facility or may otherwise be invested in any manner not prohibited by this Indenture.

(g)           The Company will comply with the applicable requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations thereunder, including Canadian Securities Laws, to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Offer to Purchase.  To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Indenture, the Company will comply with the applicable securities laws and regulations and will be deemed to have complied with its obligations under the provisions of this Section 4.10 by virtue of such compliance with the applicable securities laws and regulations.

(h)           In the case of an Asset Sale consisting of a transfer, conveyance, sale, lease or other dispositions pursuant to any consolidation, merger, arrangement or amalgamation that involves the absorption of a company incorporated in Sweden and the Capital Interests of which are subject to a pledge granted under a Swedish Security Agreement, the prior written consent of the Collateral Trustee acting in its sole discretion has been obtained.

(i)             Other than as specifically provided in this Section 4.10, any purchase pursuant to this Section 4.10 shall be made pursuant to the provisions of Sections 3.02, 3.05 and 3.06.

Section 4.11       Transactions with Affiliates.

(a)            The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction (or series of related transactions), contract, agreement, loan, advance or Guarantee with, or for the benefit of, any Affiliate of the Company involving aggregate consideration in excess of $5.0 million (each of the foregoing, an “Affiliate Transaction”), unless such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Subsidiary than those that could reasonably have been obtained in a comparable arm’s length transaction by the Company or such Subsidiary with a Person who is not an Affiliate.

(b)           Section 4.11(a) shall not apply to:

(1)           any Restricted Payment permitted to be made pursuant to Section 4.07 and any Permitted Investments (other than a Permitted Investment described in clause (6) of the definition thereof);

(2)           the payment of reasonable and customary fees and other benefits and indemnities to officers, consultants, employees of the Company or a Restricted Subsidiary, and members of the Board of Directors of the Company or a Restricted Subsidiary who are outside directors;

(3)           the payment of reasonable and customary compensation and other benefits (including retirement, health, option, deferred compensation and other benefit plans, and annual retainer fees for directors (or a duly authorized committee thereof)) and indemnities to directors, officers and employees of the Company or any Restricted Subsidiary as determined by the Company in good faith;

(4)           transactions between or among the Company and/or its Restricted Subsidiaries;

(5)           the exchange of Capital Interests of MIPCo held directly by the MIP Shareholders into Capital Interests (other than Redeemable Capital Interests) of the Company;

(6)           any agreement or arrangement as in effect on the Issue Date and any amendment or modification thereto so long as such amendment or modification is no less favorable in any material respect to the Holders;

(7)           any contribution of capital to the Company or a Restricted Subsidiary;

(8)           any transaction with a joint venture, partnership, limited liability company or other entity (other than an Unrestricted Subsidiary) that would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in such joint venture, partnership, limited liability company or other entity;

(9)           transactions with customers, distributors, clients, developers, suppliers or purchasers or sellers of goods or services, in each case, in the ordinary course of business and on terms that are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, as determined in good faith by the Company, than those that could be obtained in a comparable arm’s length transaction with a Person that is not an Affiliate of the Company;

(10)         any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, equity purchase agreements, stock options, long term incentive plans and stock ownership plans approved by the Board of Directors of the Company;

(11)         any purchase of Capital Interests (other than Redeemable Capital Interests) of the Company or a Restricted Subsidiary or any contribution to the equity capital of the Company or a Restricted Subsidiary;

(12)         (i) payments by the Company and any of its Restricted Subsidiaries pursuant to any tax sharing agreements among any of a Parent Entity, the Company and any of its Restricted Subsidiaries on customary terms that require each party to make payments when taxes are due or refunds received of amounts equal to the income tax liabilities and refunds generated by each such party and (ii) payments by any Parent Entity, the Company or any of its Restricted Subsidiaries pursuant to any tax sharing agreements among such Parent Entity, the Company and any of its Restricted Subsidiaries on customary terms that require each party to make payments when taxes are due or refunds received of amounts equal to the income tax liabilities and refunds generated by each such party calculated on a separate return basis, and payments to the party generating tax benefits and credits of amounts equal to the value of such tax benefits and credits made available to the party making the payments;

(13)         transactions in which the Company or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an investment bank or accounting or appraisal firm of nationally recognized standing in the United States, Canada or the United Kingdom stating substantially to the effect that such transaction is on terms that are not less favorable to the Company or such Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arm’s length basis; and

(14)         (i) any employment, severance or consulting agreements entered into by the Company or any of the Restricted Subsidiaries in the ordinary course of business, (ii) any subscription agreement or similar agreement pertaining to the repurchase of Capital Interests pursuant to put/call rights or similar rights with employees, consultants, officers or directors and (iii) any employee, severance or consultant compensation, indemnification arrangement, benefit plan or arrangement, any health, disability or similar insurance plan which covers employees or consultants, and any reasonable employment or consulting contract and transactions pursuant thereto.

Section 4.12       Liens.

The Company will not, and will not permit any of its Restricted Subsidiaries to create, Incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) that secures obligations under any Debt or any related Guarantee, on any of their property or assets, now owned or hereafter acquired.

For purposes of determining compliance with this Section 4.12:

(1)           in the event that any Lien meets the criteria of more than one category of Permitted Liens, the Company, in its sole discretion, shall classify, and from time to time may reclassify, all or any portion of such item of Lien in any manner that complies with this Section 4.12 and shall only be required to include the amount and type of such Lien in one of such clauses under the definition of “Permitted Liens” hereunder; provided that no such reclassification or division shall be permitted with respect to any Lien incurred pursuant to clause (1), (33) or (39) of the definition of “Permitted Liens”; and

(2)           Lien permitted by this Section 4.12 need not be permitted solely by reference to one provision permitting such Lien but may be permitted in part by one such provision and in part by one or more other provisions of this Section 4.12 (including categories of Permitted Liens) permitting such Lien.

With respect to any Lien securing Debt that was permitted to secure such Debt at the time of the Incurrence of such Debt, such Lien shall also be permitted to secure any Increased Amount of such Debt.  The “Increased Amount” of any Debt shall mean any increase in the amount of such Debt in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Debt with the same terms, accretion of original issue discount or liquidation preference and increases in the amount of Debt outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Debt.

Section 4.13       Corporate Existence.

Subject to Article 5, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect: (1) its corporate existence and the corporate, partnership, limited liability company or other existence of each of its Restricted Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company or any such Restricted Subsidiary; and (2) the material rights, licenses and franchises of the Company and its Restricted Subsidiaries; provided that the Company shall not be required to preserve any such right, license or franchise, or the corporate, partnership, limited liability company or other existence of any of its Restricted Subsidiaries, if the Company in good faith shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Restricted Subsidiaries, taken as a whole; and provided, further, that the Company and its Restricted Subsidiaries that are organized in a jurisdiction in Canada (including a jurisdiction in any province, territory or political subdivision thereof) shall be permitted to change the jurisdiction of its existence to another jurisdiction in a Permitted Jurisdiction.

Section 4.14       Change of Control.

(a)            Upon the occurrence of a Change of Control, the Company will make an Offer to Purchase all of the outstanding Notes at a Purchase Price in cash equal to 101% of the aggregate principal amount of the Notes tendered, together with accrued and unpaid interest, if any, to, but not including, the Purchase Date; provided that, if the Company has exercised its right to redeem all of the Notes pursuant to Section 3.07 prior to the time the Company would be required to make an Offer to Purchase, the Company shall not be required to make such Offer to Purchase.

(b)           For purposes of this Section 4.14, an Offer to Purchase shall be deemed to have been made if (i) within 60 days following the date of the consummation of a transaction or series of transactions that constitutes a Change of Control, the Company commences an Offer to Purchase for all then outstanding Notes at a Purchase Price in cash equal to 101% of the aggregate principal amount of the Notes tendered, together with accrued and unpaid interest, if any, to, but not including, the Purchase Date and (ii) all Notes properly tendered and not validly withdrawn pursuant to the Offer to Purchase are purchased on the terms of such Offer to Purchase.

(c)            The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws or regulations, including Canadian Securities Laws, in connection with any Offer to Purchase pursuant to this Section 4.14. To the extent that the provisions of any applicable securities laws or regulations conflict with the provisions of this Indenture, the Company will comply with the applicable securities laws and regulations and will be deemed to have complied with its obligations under this Indenture by virtue of such compliance with the applicable securities laws and regulations.

(d)           The Company will not be required to make an Offer to Purchase upon a Change of Control if: (i) a third party makes such Offer to Purchase contemporaneously with or upon a Change of Control in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.14 and such third party purchases all Notes validly tendered and not validly withdrawn under such Offer to Purchase; or (ii) a notice of redemption has been given pursuant to Section 3.07.

(e)            If Holders of not less than 90% of the aggregate principal amount of the then outstanding Notes validly tender and do not validly withdraw such Notes in an Offer to Purchase and the Company, or any other Person making an Offer to Purchase in lieu of the Company pursuant to this Section 4.14, purchases all of the Notes validly tendered and not validly withdrawn by such Holders, then the Company or such Person will have the right, upon not less than 15 nor more than 60 days’ prior notice (provided that such notice is given not more than 30 days following such purchase pursuant to the Offer to Purchase pursuant to this Section 4.14), to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the aggregate principal amount of such Notes, plus, to the extent not already included, accrued and unpaid interest, if any, on the Notes that remain outstanding to, but not including, the Purchase Date (subject to the right of Holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date that is on or prior to the Purchase Date).

(f)            An Offer to Purchase may be made in advance of a Change of Control, conditional upon the occurrence of such Change of Control, if a definitive agreement is in place for the Change of Control at the time of launching the Offer to Purchase.

(g)           Other than as specifically provided in this Section 4.14, any purchase pursuant to this Section 4.14 shall be made pursuant to the provisions of Sections 3.02, 3.05 and 3.06.

Section 4.15   Additional Note Guarantees.

(a)            After the Issue Date, the Company will, within 30 calendar days of the event giving rise to such requirement, cause each of its Restricted Subsidiaries (other than any Restricted Subsidiary that is a “controlled foreign corporation” as defined under Section 957 of the Code) that (1) is a borrower under any Credit Facility or (2) Guarantees any Debt of the Company or any of its Restricted Subsidiaries Incurred under any Credit Facility to Guarantee the Notes pursuant to a supplemental indenture substantially in the form of Exhibit D attached to this Indenture (or such other documents or instruments in form reasonably satisfactory to the Trustee) (subject to the limitations in Article 10) and execute joinders to Collateral Documents (including the Collateral Trust Agreement) or new Collateral Documents and take all actions required thereunder to perfect the liens created thereunder; provided that, for the duration of any period during which no such Credit Facilities exist, the Company will cause a sufficient number of its Restricted Subsidiaries to Guarantee the Notes such that (i) each Non-Guarantor Subsidiary comprises no more than 5% of (x) Consolidated Total Assets or (y) Consolidated Adjusted EBITDA and (ii) all Non-Guarantor Subsidiaries comprise, in the aggregate, no more than 10% of (x) Consolidated Total Assets or (y) Consolidated Adjusted EBITDA.

(b)            Each Note Guarantee will state that it will be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

(c)            Each Note Guarantee shall be released in accordance with the provisions of Section 10.07.

Section 4.16       Sale and Leaseback Transactions.

(a)            The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction involving an aggregate amount in excess of $5.0 million unless:

(1)           prior to and after giving effect to the Attributable Debt in respect of such Sale and Leaseback Transaction, the Company and such Restricted Subsidiary comply with Section 4.09; and

(2)           at or after the time of giving effect to the Attributable Debt in respect of such Sale and Leaseback Transaction, the Company and such Restricted Subsidiary comply with Section 4.10.

Section 4.17       Business Activities.

(a)            The Company will not, and will not permit any Restricted Subsidiary (other than MIPCo unless it shall become the Surviving Entity pursuant to any transaction consummated in accordance with Article 5) to, engage in any business other than a Permitted Business.

(b)           With respect to MIPCo, MIPCo shall not:

(1)           directly own any Intellectual Property; provided that MIPCo may, in connection with any transaction permitted by Article 5 or other restructuring transaction otherwise permitted pursuant to the terms of the Notes Documents (each, a “MIPCo IP Transaction”), be permitted to own Intellectual Property as a result of any transfer or series of transfers of Intellectual Property among the Company and any of the Guarantors pursuant to any such MIPCo IP Transaction; provided, further, that upon the occurrence of any MIPCo IP Transaction, MIPCo shall be required to dispose of such Intellectual Property to the Company and/or a Guarantor within 30 calendar days of acquiring such Intellectual Property;

(2)           have any material liabilities (whether constituting Debt, or otherwise) except for (1) liabilities related to any intra-group Debt or other ordinary course intra-group liabilities between MIPCo and the Company or any of the Company’s Restricted Subsidiaries, (2) (A) liabilities incurred pursuant to the terms of this Indenture or any Notes Document or (B) Debt permitted to be incurred pursuant to Section 4.09; provided that, in each case, any such liability is subject to the terms of the Collateral Trust Agreement and, if required, the Intra-Group Subordinated Note, in each case, as applicable;

(3)           own any material assets that are not otherwise secured pursuant to a security agreement or other Collateral Document, other than Excluded Property; or

(4)           issue any of its Capital Interests other than to the Company, a Guarantor or, so long as such issuance does not result in the MIP Shareholders holding in the aggregate Capital Interests representing in excess of 11% of the economic interests of MIPCo, the MIP Shareholders.

Notwithstanding the foregoing, any MIPCo IP Transaction permitted under the Credit Agreement shall be permitted under this Indenture and the other Notes Documents.

Section 4.18       Creation of Unrestricted Subsidiaries.

(a)            After the Issue Date, the Company may designate any Subsidiary of the Company (other than any Subsidiary that holds any Intellectual Property that is material to the business of the Company and its Restricted Subsidiaries, taken as a whole (it being understood that an Unrestricted Subsidiary may subsequently develop Intellectual Property or purchase material Intellectual Property from a third party)) to be an “Unrestricted Subsidiary” as provided in this Section 4.18, in which event such Subsidiary and each other Person that is then or thereafter becomes a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary.

(b)           The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, amalgamation, consolidation, arrangement or Investment therein) to be an Unrestricted Subsidiary after the Issue Date only if:

(1)           neither the Company nor any of its Restricted Subsidiaries:

(A)          provides credit support for, or Guarantee of, any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt);

(B)          is directly or indirectly liable for any Debt of such Subsidiary or any Subsidiary of such Subsidiary; or

(C)          has any obligation to maintain or preserve such Subsidiary’s financial condition or to cause such Subsidiary to achieve any specified levels of operating results, including by way of subscription for additional Capital Interests of such Subsidiary, and such Subsidiary does not own any Capital Interests of, or own or hold any Lien on any property of, any Restricted Subsidiary of the Company; and

(2)           either:

(A)         (i) the Subsidiary to be so designated comprises no more than 5% of (x) Consolidated Total Assets and (y) Consolidated Adjusted EBITDA at the time of such designation, and (ii) after giving effect to such designation, all Unrestricted Subsidiaries comprise, in the aggregate, no more than 10% of (x) Consolidated Total Assets and (y) Consolidated Adjusted EBITDA at the time of such designation; or

(B)          the Company could make a Permitted Investment and/or Restricted Payment at the time of designation in an amount equal to the greater of the Fair Market Value or net book value of such Subsidiary pursuant to Section 4.07 (and such amount is thereafter treated as a Permitted Investment and/or Restricted Payment, as applicable, for the purpose of calculating the amount available for Permitted Investments and/or Restricted Payments, as applicable, thereunder).

(c)            Any such designation by the Company shall be evidenced to the Trustee by filing with the Trustee an Officer’s Certificate certifying that such designation complies with the foregoing conditions.

(d)           The Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that, immediately after giving effect to such designation, (i) the Company could Incur at least $1.00 of additional Debt pursuant to Section 4.09(a) on a Pro Forma Basis taking into account such designation, and (ii) the Company could Incur the Liens on the property and assets of such Unrestricted Subsidiary pursuant to Section 4.12.

(e)            Nothing in this Indenture shall prevent the Company or a Restricted Subsidiary from pledging the Capital Interests of any Unrestricted Subsidiary so long as such transaction otherwise complies with the provisions of this Indenture.

Section 4.19       Covenant Suspension on Investment Grade Rating.

(a)            During any period of time (a “Suspension Period”) that:

(1)           the Notes have Investment Grade Ratings from both of the Rating Agencies; and

(2)           no Default or Event of Default has occurred and is continuing (the occurrence of the events described in the foregoing clauses (1) and (2) being collectively referred to as a “Covenant Suspension Event”), the Company and its Restricted Subsidiaries will not be subject to the provisions of Sections 4.07, 4.08, 4.09, 4.10, 4.11, 4.16 and 5.01(a)(3) (collectively, the “Suspended Covenants”).

(b)           In the event that the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants with respect to the Notes for any Suspension Period and, subsequently, (i) either one or both Rating Agencies withdraws its rating or downgrades the rating assigned to the Notes below the required Investment Grade Rating or (ii) the Company or any of its affiliates enters into an agreement to effect a transaction that would result in a Change of Control and either one or both Rating Agencies indicate that, if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the Notes below an Investment Grade Rating, and such event in clause (i) or (ii) occurs prior to the Satisfaction of the Notes (such date of withdrawal or downgrade in clause (i) or (ii), a “Reinstatement Date”), then the Company and its Restricted Subsidiaries will, after the Reinstatement Date, again be subject to the Suspended Covenants with respect to future events for the benefit of the Notes (unless and until a Covenant Suspension Event again exists) until the Satisfaction of the Notes.

(c)            On the Reinstatement Date, all Debt Incurred during the Suspension Period shall be classified as having been Incurred pursuant to Section 4.09(a) or, at the Company’s option, one of the clauses set forth in the definition of “Permitted Debt” (to the extent such Debt would be permitted to be Incurred thereunder as of the Reinstatement Date and after giving effect to Debt Incurred prior to the Suspension Period and outstanding on the Reinstatement Date), and subject to Section 4.09.  To the extent such Debt would not be so permitted to be Incurred pursuant to Section 4.09(a) or (b), such Debt shall be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (4) of the definition of “Permitted Debt.”

(d)           Calculations made after the Reinstatement Date of the amount available to be made as Restricted Payments under Section 4.07 shall be made as though Section 4.07 had been in effect since the Issue Date and throughout the Suspension Period.  Accordingly, Restricted Payments made during the Suspension Period shall reduce the amount available to be made as Restricted Payments under Section 4.07(a) to the extent provided therein.

(e)            Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during a Suspension Period (or on the Reinstatement Date or after a Suspension Period based solely on events that occurred during the Suspension Period).

(f)            During a Suspension Period, but prior to the repayment, repurchase, retirement or redemption of all of the outstanding principal amount of the Notes or defeasance or satisfaction and discharge of this Indenture (collectively, the “Satisfaction of the Notes”), the Company may not designate any of the Company’s Subsidiaries as Unrestricted Subsidiaries pursuant to this Indenture unless the Company could have designated such Subsidiaries as Unrestricted Subsidiaries in compliance with this Indenture assuming the Suspended Covenants had not been suspended.

(g)           The Company will provide prompt written notice to the Trustee of any Covenant Suspension Event and any Reinstatement Date.  The Trustee is not required under this Indenture to monitor the ratings of the Notes or to give notice to the Holders of the occurrence of any Covenant Suspension Event or any Reinstatement Date.

Section 4.20       Pledge of Additional Capital Interests of MIPCo. (i) All additional Capital Interests of MIPCo issued to the MIP Shareholders shall be pledged to the Collateral Trustee pursuant to the Jersey Share Security Agreement,  (ii) the Collateral Trustee (or a designated bailee thereof), for the benefit of the Secured Parties, shall have received all certificates or other instruments, if any, representing such Capital Interests of MIPCo, together with stock powers or other instruments of transfer with respect thereto (undated and endorsed in blank) and bought and sold notes required to effect transfer of pledged Capital Interests of MIPCo, to the extent required by the Collateral Documents and (iii) all additional rights that the MIP Shareholders may have in any contracts that are assigned pursuant to the English Assignment Agreement (as defined in Schedule I to the Collateral Trust Agreement) shall be pledged.

Section 4.21       After-Acquired Property.

(a)            From and after the Issue Date, upon the acquisition by the Company or any Guarantor of any After-Acquired Property, the Company or such Guarantor shall execute and deliver such mortgages, deeds of trust, security instruments, financing statements, certificates and opinions of counsel as shall be necessary to vest in the Collateral Trustee for the benefit of the Priority Lien Secured Parties (including the First Priority Notes Secured Parties) a perfected security interest, subject only to Permitted Liens, in such After-Acquired Property and to have such After-Acquired Property (but subject to certain limitations, if applicable, including as described under Article 12) added to the Collateral, and thereupon all provisions of this Indenture relating to the Collateral shall be deemed to relate to such After-Acquired Property to the same extent and with the same force and effect; provided that, so long as the Credit Facilities are then outstanding, the Company and the Guarantors will not be required to grant, or to take actions to perfect, Liens of the Collateral Trustee in certain of the After-Acquired Property if such actions are not requested by any Priority Lien Secured Party with respect to such After-Acquired Property; provided further, however, that if granting such first priority security interest in such After-Acquired Property requires the consent of a third party, the Company will use commercially reasonable efforts to obtain such consent with respect to the first priority interest for the benefit of the Collateral Trustee on behalf of the Priority Lien Secured Parties (including the First Priority Notes Secured Parties); provided, further, that if such third party does not consent to the granting of such first priority security interest after the use of such commercially reasonable efforts, the Company or such Guarantor, as the case may be, will not be required to provide such security interest.

Section 4.22       Companies Act 2014 of Ireland.

(a)            Each Irish Domiciled Grantor shall comply in all respects with Sections 82 and 239 of the Companies Act 2014 of Ireland, including in relation to the execution of this Indenture, any other Notes Documents to which it is a party and the payment of amounts due under this Indenture or any other Notes Documents to which it is a party.

ARTICLE 5
SUCCESSORS

Section 5.01       Merger, Amalgamation, Arrangement, Consolidation or Sale of All or Substantially All Assets.

(a)            The Company will not, in any transaction or series of transactions, consolidate or amalgamate with or merge into any other Person, including by way of plan of arrangement (other than a merger or amalgamation of a Restricted Subsidiary into the Company in which the Company or the Person continuing from such amalgamation is the continuing Person), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the property and assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis), taken as a whole, to any other Person (other than MIPCo in connection with the Permitted MIP Transaction), unless:

(1)           either (a) the Company or the Person continuing from such amalgamation shall be the continuing Person or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or amalgamated or the Person that acquires, by sale, assignment, conveyance, transfer, lease or other disposition, all or substantially all of the property and assets of the Company (such Person, the “Surviving Entity”), (A) shall be a corporation, partnership, limited liability company or similar entity organized and validly existing under the laws of a Permitted Jurisdiction and (B) shall expressly assume, by a supplemental indenture and such other necessary agreements, executed and delivered to the Trustee and/or the Collateral Trustee, if applicable, in form reasonably satisfactory to the Trustee and/or the Collateral Trustee, if applicable, the due and punctual payment of all amounts due in respect of the principal of, premium, if any, and interest, if any, on the Notes and the performance of the covenants and obligations of the Company under this Indenture and the Collateral Documents (including the Collateral Trust Agreement); provided that, if at any time the Company or the Surviving Entity is not a corporation, there shall be a co-issuer of the Notes that is a corporation;

(2)           immediately after giving effect to such transaction or series of transactions on a Pro Forma Basis (including, without limitation, any Debt Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing or would result therefrom;

(3)           immediately after giving effect to such transaction or series of transactions on a Pro Forma Basis (including, without limitation, any Debt Incurred in connection with or in respect of such transaction or series of transactions) as if such transaction or series of transactions had occurred on the first day of the determination period, the Total Net Leverage Ratio of the Company (or the Surviving Entity, if the Company is not continuing) would (x) not exceed 6.50:1.00 or (y) be equal to or less than the Total Net Leverage Ratio of the Company immediately prior to such transaction or series of transactions;

(4)           to the extent required in the Collateral Documents, the Surviving Entity promptly causes such amendments, supplements or other instruments to be executed, delivered, filed and recorded, as applicable, in such jurisdictions as may be reasonably required by applicable law to preserve and protect the Lien of the Collateral Documents on the Collateral owned by or transferred to the Surviving Entity;

(5)           the Company delivers, or causes to be delivered, to the Trustee and the Collateral Trustee, in form satisfactory to the Trustee and the Collateral Trustee, an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation, sale, conveyance, assignment, transfer, lease or other disposition, and such supplemental indenture, if any, complies with the requirements of this Indenture; and

(6)           in the case of a merger, consolidation, arrangement or amalgamation involving the absorption of a company incorporated in Sweden and the Capital Interests of which are subject to a pledge granted under a Swedish Security Agreement, the prior written consent of the Collateral Trustee acting in its sole discretion has been obtained.

(b)           Notwithstanding Section 5.01(a), failure to satisfy clauses (2) and (3) of Section 5.01(a) will not prohibit:

(1)           any merger or amalgamation between the Company and a Restricted Subsidiary that is a Wholly Owned Subsidiary; or

(2)           any merger or amalgamation between the Company and an Affiliate incorporated solely for the purpose of converting the Company into a Person organized under the laws of a Permitted Jurisdiction (other than its then current state, province, territory or political subdivision of organization) or for the purpose of changing its form of organization; provided that, in each case, the amount of Debt of the Company and its Restricted Subsidiaries is not increased thereby or the Company is otherwise in compliance with the conditions and covenants of this Indenture.

Section 5.02       Surviving Entity Substituted.

Upon any consolidation, merger, amalgamation or arrangement, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries in accordance with Section 5.01:

(a)            the Surviving Entity (if other than the Company) shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, amalgamation, arrangement, winding-up, sale, assignment, transfer, lease, conveyance or other disposition, the provisions of this Indenture referring to the Company shall refer instead to the Surviving Entity and not to the Company), and may exercise every right and power of, the Company under this Indenture, the Notes and the Note Guarantees with the same effect as if such Surviving Entity had been named as the Company herein; provided that, in the case of a lease of all or substantially all the Company’s assets, the predecessor Person shall be relieved of all such obligations; and

(b)           Subsidiaries of any Surviving Entity (if other than the Company) will, upon such transaction or series of transactions, become Restricted Subsidiaries or Unrestricted Subsidiaries as provided pursuant to this Indenture and all Debt, and all Liens on property or assets, of the Surviving Entity and its Subsidiaries which are deemed to be Restricted Subsidiaries that was not Debt, or were not Liens on property or assets, of the Company and its Subsidiaries immediately prior to such transaction or series of transactions shall be deemed to have been Incurred upon such transaction or series of transactions.

ARTICLE 6
DEFAULTS AND REMEDIES

Section 6.01       Events of Default.

(a)            Each of the following is an “Event of Default”:

(1)           default in the payment of principal of (or premium, if any, on) any Note when due and payable (whether at Stated Maturity or upon repurchase, acceleration, optional redemption or otherwise);

(2)           default in the payment of any interest upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days;

(3)           except as permitted by this Indenture, any Note Guarantee of any Significant Subsidiary required to be a Guarantor pursuant to this Indenture (or any group of Restricted Subsidiaries required to be Guarantors pursuant to this Indenture that, taken together, would constitute a Significant Subsidiary) shall for any reason cease to be, or it shall be asserted by any such Guarantor or the Company not to be, in full force and effect and enforceable in accordance with its terms;

(4)           default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor in this Indenture or any of the Collateral Documents (other than a covenant or agreement a default in whose performance or whose breach is specifically addressed in clause (1), (2) or (3) above), and continuance of such default or breach for a period of 60 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

(5)           a default or defaults under any bonds, debentures, notes or other evidences of Debt (other than the Notes) by the Company or any Restricted Subsidiary having, individually or in the aggregate, a principal or similar amount outstanding of at least $35.0 million (or its foreign currency equivalent), whether such Debt now exists or shall hereafter be created, which default or defaults (A) shall have resulted in the acceleration of the maturity of such Debt prior to its express maturity or (B) shall constitute a failure to pay principal of at least $35.0 million (or its foreign currency equivalent) on such Debt when due and payable after the expiration of any applicable grace period with respect thereto;

(6)           the entry against the Company or any Restricted Subsidiary that is a Significant Subsidiary of a final, non-appealable judgment or judgments for the payment of money in an aggregate amount in excess of $50.0 million (or its foreign currency equivalent), by a court or courts of competent jurisdiction, which judgment or judgments are not covered by insurance and remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 60 consecutive days;

(7)           the Company or any Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, other than in connection with solvent reconstructions or reorganizations otherwise permitted under this Indenture, pursuant to or within the meaning of any Bankruptcy Law:

(A)          commences proceedings to be adjudicated bankrupt or insolvent;

(B)          consents to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition, application or answer or consent seeking an arrangement of debt, reorganization (including by way of voluntary arrangement, scheme of arrangement or otherwise), liquidation, dissolution, examinership, winding-up or relief under applicable Bankruptcy Law (including the making of a proposal or the filing of a notice of intention to make a proposal);

(C)          applies for or consents to the appointment of a custodian, examiner, receiver, interim receiver, receiver and manager, liquidator, administrative receiver, administrator, compulsory manager, assignee, trustee, sequestrator or other similar official of it or for all or substantially all of its property and assets;

(D)          makes a general assignment for the benefit of its creditors or takes any comparable action under any foreign laws relating to insolvency;

(E)          generally is not paying its debts as they become due or admits in writing its inability to pay its debts when due;

(F)           commences any proceedings in relation to any reconstruction (Sw.  företagsrekonstruktion) under the Swedish Company Reorganisation Act (Sw.  Lag om företagsrekonstruktion (1996:764)), bankruptcy (Sw.  konkurs) under the Swedish Bankruptcy Act (Sw.  Konkurslag (1987:672)) or winding-up or dissolution (Sw.  likvidation) under the Swedish Companies Act;

(G)          takes any corporate action in furtherance of any such actions in this clause (7); or

(H)          in the case of a Dutch Domiciled Grantor, files a notice under Section 36 of the Tax Collection Act of the Netherlands (Invorderingset 1990) or Section 60 of the Social Insurance Financing Act of the Netherlands (Wet Financiering Sociale Verzekeringen) in conjunction with Section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990);

(8)           an involuntary case or proceeding shall be commenced or an involuntary petition, application or other originating process shall be filed with a court of competent jurisdiction under any Bankruptcy Law that seeks:

(A)          to adjudicate the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, bankrupt or insolvent;

(B)          the appointment of a custodian, examiner, receiver, interim receiver, receiver and manager, liquidator, assignee, administrative receiver, administrator, compulsory manager, trustee, sequestrator or other similar official for the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary or for all or substantially all of the property and assets of the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary;

(C)          the liquidation, administration, dissolution, examinership, readjustment of debt, reorganization or winding-up of the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary; or

(D)          any reconstruction (Sw.  företagsrekonstruktion) under the Swedish Company Reorganisation Act (Sw.  Lag om företagsrekonstruktion (1996:764)), bankruptcy (Sw.  konkurs) under the Swedish Bankruptcy Act (Sw.  Konkurslag (1987:672)) or winding-up or dissolution (Sw.  likvidation) under the Swedish Companies Act in respect of any Swedish Guarantor;

and such case, proceeding, petition, application or other process shall continue undismissed and unstayed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered; or

(9)           any Collateral Document shall for any reason be asserted in writing by the Company or any Guarantor not to be a legal, valid and binding obligation of such party thereto, any provision of any Collateral Document shall cease to be in full force or effect as to the Company, any Guarantor or any MIP Shareholder (except as a result of a release of any party thereto in accordance with the terms thereof) or any provision of any Collateral Document or any security interest purported to be created by any Collateral Document relating to a portion of the Collateral with a Fair Market Value in excess of $35.0 million shall cease to be, or shall be asserted in writing by the Company or a Guarantor not to be, a valid and perfected security interest (having the priority required by this Indenture or the relevant Collateral Document and subject to such limitations and restrictions as are set forth in this Indenture or the Collateral Documents).

(b)           In the event of a declaration of acceleration of the Notes solely because an Event of Default described in clause (5) of Section 6.01(a) has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically rescinded and annulled if:

(1)           the default triggering such Event of Default pursuant to clause (5) of Section 6.01(a) shall be remedied or cured by the Company or any of its Restricted Subsidiaries or waived by the holders of the relevant Debt within 20 Business Days after the declaration of acceleration with respect thereto; and

(2)           (A) the rescission and annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the Trustee for the payment of principal, premium, if any, or interest, if any, due on the Notes and (B) all existing Events of Default, except nonpayment of principal, premium, if any, or interest, if any, on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

Section 6.02       Acceleration.

(a)            If an Event of Default (other an Event of Default specified in clause (7) or (8) of Section 6.01(a) with respect to the Company) occurs and is continuing of which a Responsible Officer of the Trustee has actual knowledge or has received notice thereof at the address specified in Section 13.01 hereof, the Trustee shall transmit by mail to the Holders as their names and addresses appear on the Note Register, notice of such Event of Default within ten Business Days after such Responsible Officer receives such notice or obtains actual knowledge. The Holders of at least 25% in aggregate principal amount of the then outstanding Notes by written notice to the Company and the Trustee, may, and the Trustee at the written request of such Holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable immediately.  Upon such a declaration, such principal, premium, if any, and accrued and unpaid interest, if any, shall be due and payable immediately.

(b)           If an Event of Default specified in clause (7) or (8) of Section 6.01(a) occurs with respect to the Company and is continuing, the principal of, premium, if any, and accrued and paid interest, if any, on all the Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

Section 6.03       Other Remedies.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of, premium, if any, and interest, if any, on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding.  A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default.  All remedies are cumulative to the extent permitted by law.

Section 6.04           Waiver of Past Defaults.

The Required Consenting Holders may on behalf of the Holders of all the Notes waive any past Default or Event of Default and its consequences hereunder, except a Default or Event of Default:

(1)           in any payment in respect of the principal of (or premium, if any) or interest, if any, on any Notes (including any Note which is required to have been purchased pursuant to an Offer to Purchase which has been made by the Company); or

(2)           in respect of a covenant or provision hereof which under this Indenture cannot be modified or amended without the consent of the Holder of each outstanding Note affected, each of which, for the avoidance of doubt, shall require the consent of all the Holders of the then outstanding Notes.

Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture, but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.05       Control by Majority.

The Holders of a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or, subject to the terms of the Collateral Trust Agreement, the Collateral Trustee or for exercising any trust or power conferred on the Trustee or, subject to the terms of the Collateral Trust Agreement, the Collateral Trustee.  However, the Trustee or, subject to the terms of the Collateral Trust Agreement, the Collateral Trustee may refuse to follow any direction that conflicts with applicable law or this Indenture, the Notes or any Note Guarantee, or that the Trustee or, subject to the terms of the Collateral Trust Agreement, the Collateral Trustee determines in good faith is unduly prejudicial to the rights of any other Holder (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not any such direction is unduly prejudicial to any such other Holder) or that would involve the Trustee or, subject to the terms of the Collateral Trust Agreement, the Collateral Trustee in personal liability or expense for which the Trustee or, subject to the terms of the Collateral Trust Agreement, the Collateral Trustee, as applicable, has not been offered an indemnity satisfactory to it.

Section 6.06       Limitation on Suits.

Subject to Section 6.07, no Holder of a Note may pursue any remedy with respect to this Indenture or the Notes unless:

(1)           such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(2)           the Holders of at least 25% in aggregate principal amount of the then outstanding Notes have requested in writing that the Trustee pursue the remedy;

(3)           such Holders have offered and, if requested, agreed to provide the Trustee with security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(4)           the Trustee has not complied with such written request made hereunder within 60 days after the receipt thereof and the offer and, if requested, the agreement to provide security or indemnity; and

(5)           the Holders of a majority in aggregate principal amount of the then outstanding Notes have not given the Trustee a direction that, in the reasonable opinion of the Trustee, is inconsistent with such request within such 60-day period.

A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder, it being understood that the Trustee does not have an affirmative duty to ascertain whether or not any actions or forbearances by a Holder are unduly prejudicial to other Holders.

Section 6.07       Rights of Holders to Receive Payment.

Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal of, premium, if any, and interest, if any, on its Note, on or after the respective due dates expressed or provided for in such Note (including in connection with an Offer to Purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

Section 6.08       Collection Suit by Trustee.

If an Event of Default specified in Section 6.01(a)(1) or (2) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company and any other obligor on the Notes, including the Guarantors, for the whole amount of principal of, premium, if any, and interest, if any, remaining unpaid on the Notes, together with interest, if any, on overdue principal and, to the extent lawful, interest, if any, and such further amount as shall be sufficient to cover the costs and expenses of collection, including the compensation, expenses, disbursements and advances of the Trustee and its agents and counsel.

Section 6.09       Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceedings, the Company, the Guarantors, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding has been instituted.

Section 6.10       Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in Section 2.07, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy are, to the extent permitted by law, cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise.  The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 6.11       Delay or Omission Not Waiver.

No delay or omission by the Trustee or any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein.  Every right and remedy given by this Article 6 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 6.12       Trustee May File Proofs of Claim.

The Trustee may file proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the compensation, expenses, disbursements and advances of the Trustee and its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Company (or any other obligor upon the Notes, including the Guarantors), its creditors or its property and is entitled and empowered to participate as a member in any official committee of creditors appointed in such matter and to collect, receive and distribute any money or other property payable or deliverable on any such claims.  Any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the compensation, expenses, disbursements and advances of the Trustee and its agents and counsel and any other amounts due the Trustee under Section 7.07.  To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 out of the bankruptcy estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise.  Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to, or accept or adopt on behalf of any Holder, any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.13       Priorities.

Subject to the provisions of the Collateral Trust Agreement, any Intercreditor Agreement and the other Collateral Documents, if the Trustee collects any money or property pursuant to this Article 6, it shall pay out the money in the following order:

(1)           to the Trustee, and its agents, counsel, accountants and experts, for amounts due under Section 7.07, including payment of all compensation, expenses and liabilities incurred by, all indemnification obligations owed to, and all advances made by, the Trustee and the costs and expenses of collection;

(2)           to Holders for amounts due and unpaid on the Notes for principal, premium, if any, and interest, if any, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, and interest, if any, respectively; and

(3)           to the Company or to such party as a court of competent jurisdiction shall direct, including a Guarantor, if applicable.

The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 6.13.  Promptly after any record date is set pursuant to this Section 6.13, the Trustee shall cause notice of such record date and payment date to be given to the Company and to each Holder in the manner set forth in Section 13.01.

Section 6.14       Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in such suit of an undertaking to pay the costs of the suit and may assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant.  This Section 6.14 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07 or a suit by Holders of more than 10% in aggregate principal amount of the then outstanding Notes.

ARTICLE 7
TRUSTEE

Section 7.01       Duties of Trustee.

(a)            If an Event of Default has occurred and is continuing and a Responsible Officer shall have actual knowledge or written notice of such Event of Default, the Trustee shall, prior to receipt of directions, if any, from the applicable Holders, exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b)           Subject to clause (a) above:

(1)           the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, the Collateral Trust Agreement, the other Collateral Documents or any Intercreditor Agreement, and no implied covenants or obligations shall be read into this Indenture, the Collateral Trust Agreement, the other Collateral Documents or any Intercreditor Agreement against the Trustee; and

(2)           in the absence of willful misconduct on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture.  However, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c)            The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(1)           this clause (c) does not limit the effect of clauses (a) or (b) of this Section 7.01;

(2)           the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved in a court of competent jurisdiction that the Trustee was negligent in ascertaining the pertinent facts;

(3)           the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with this Indenture and/or a direction received by it pursuant to Sections 6.02, 6.03 or 6.05 hereof;

(4)           except for an Event of Default under Section 6.01(a)(1) or (2), the Trustee shall not be deemed to have notice or be charged with knowledge of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or shall have received from the Company or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding written notice thereof at the Corporate Trust Office of the Trustee, and such notice references the Notes and this Indenture.  In the absence of any such notice or actual knowledge, and except for a default under Section 6.01(a)(1) or (2), the Trustee may conclusively assume that no Default or Event of Default exists;

(5)           the Trustee shall not have any duty (A) to review any recording, filing or depositing of this Indenture or any agreement referred to herein or in the Collateral Trust Agreement, the other Collateral Documents or any Intercreditor Agreement or any financing statement or amendments to a financing statement evidencing a security interest, or to see to the maintenance of any such recording, filing or depositing or to any re-recording, re-filing or re-depositing of any thereof, (B) to see to any insurance or (C) to see to the payment or discharge of any tax, assessment or other governmental charge or any Lien or encumbrance of any kind owing with respect to, assessed or levied against, any part of the Collateral or otherwise; and

(6)           knowledge or information acquired by (i) GLAS in any of its respective capacities hereunder or under any other document related to this transaction shall not be imputed to GLAS in any of its other capacities hereunder or under such other documents except to the extent their respective duties are performed by Responsible Officers in the same division of GLAS, and vice versa, and (ii) any Affiliate of GLAS shall not be imputed to GLAS in any of its respective capacities.

(d)           Subject to this Article 7, if an Event of Default occurs and is continuing, the Trustee shall be under no obligation to exercise any of its rights or powers under this Indenture at the request or direction of any of the Holders unless the Holders have offered to the Trustee indemnity and security satisfactory to it against any loss, liability or expense.

(e)            The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. The Trustee or its Affiliates are permitted to receive additional compensation (not payable under this Indenture) that could be deemed to be in the Trustee’s economic self-interest for (i) serving as investment adviser, administrator, shareholder, servicing agent, custodian or subcustodian for the Company or its Affiliates, (ii) using Affiliates to effect transactions in certain Collateral and (iii) effecting transactions in certain Collateral.

(f)            Money held in trust or as agent by the Trustee need not be segregated from other funds except to the extent required by law and except for money held in trust or as agent under Article 8.

(g)           No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur liability. The Trustee shall be under no obligation to exercise any of its rights or powers, if it shall have grounds to believe that repayment of such funds and adequate indemnity against such risk or liability is not reasonably assured to it.

(h)           Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee or in any other way relating to the Trustee shall be subject to the provisions of this Section 7.01.

Section 7.02       Rights of Trustee.

(a)            The Trustee may conclusively rely on, and shall be fully protected in acting or refraining from acting in accordance with any resolution, certificate, statement, instrument, Officer’s Certificate, opinion (including any Opinion of Counsel), report, notice, request, direction, consent, order, bond, note or other document believed by it to be genuine and to have been signed or presented to it pursuant to this Indenture by the proper Person.  The Trustee shall be under no obligation to inquire as to the adequacy, accuracy or sufficiency of any such information or be under any obligation to make any calculation or verifications in respect of any such information and shall be under no obligation to investigate any fact or matter stated in the document and shall not be liable for any loss that may be occasioned thereby, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company personally or by agent or attorney.  In the case of any document which is specifically required to be furnished to the Trustee pursuant to any provision hereof, the Trustee shall examine the document to determine whether it conforms to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(b)           Before the Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel or both conforming to Section 13.03.  The Trustee shall not be liable for any action it takes or omits to take in good faith in conclusive reliance on the Officer’s Certificate or Opinion of Counsel.

(c)            The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d)           The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers.

(e)            The Trustee may, including as a condition to the taking, suffering or omitting of any action by it hereunder, consult with counsel of its selection, and the advice or opinion of counsel with respect to legal matters relating to this Indenture and the Notes, including any Opinion of Counsel, shall be full and complete authorization and protection from liability in respect to any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel, including any Opinion of Counsel.

(f)            The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder. The Trustee shall not be under any obligation to exercise any of the rights or powers vested in it by this Indenture, or to honor the request or direction of any of the Holders of the Notes pursuant to this Indenture to institute, conduct or defend any litigation hereunder in relation hereto, unless such Holder shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

(g)            The Trustee shall not be bound to ascertain or inquire as to the performance or observance of any covenants, conditions, or agreements on the part of the Company, except as otherwise set forth herein, but the Trustee may require of the Company full information and advice as to the performance of the covenants, conditions and agreements contained herein.

(h)           The permissive rights of the Trustee to do things enumerated in this Indenture or any discretionary act enumerated herein shall not be construed as a duty and, if the Trustee takes any such action, it shall not be answerable for it other than its negligence or willful misconduct in the performance of such act.

(i)             The Trustee will not be liable to any person if prevented or delayed in performing any of its obligations or discretionary functions under this Indenture by reason of any present or future law applicable to it, by any governmental or regulatory authority or by any circumstances beyond its control.

(j)             The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder (including in its capacities as Paying Agent and Registrar). Absent willful misconduct or gross negligence, each Paying Agent and Registrar shall not be liable for acting in good faith on instructions believed by it to be genuine and from the proper party. This Section 7.02 shall survive the resignation or removal of the Trustee or satisfaction and discharge of this Indenture.

(k)            In the event the Trustee receives inconsistent or conflicting requests and indemnity from two or more groups of Holders, each representing less than a majority in aggregate principal amount of the Notes then outstanding, pursuant to the provisions of this Indenture, the Trustee, in its sole discretion, may determine what action, if any, will be taken and shall not incur any liability for its failure to act until such inconsistency or conflict is, in its reasonable opinion, resolved.

(l)             The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company personally or by agent or attorney.

(m)           In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services, it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices to resume performance as soon as practicable under the circumstances and that the Company may elect to replace the Trustee pursuant to Section 7.08(a)(4) under such circumstances.

(n)           In no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(o)           No provision of this Indenture shall require the Trustee to do anything which, in its reasonable opinion, may be illegal or contrary to applicable law or regulation.

(p)           Any request or direction of the Company mentioned herein shall be sufficiently evidenced by an Officer’s Certificate and any resolution of the Board of Directors may be sufficiently evidenced by a board resolution.

(q)           The Trustee may request that the Company deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which certificate may be updated and delivered to the Trustee at any time by the Company in its discretion.

(r)            The Trustee shall not have any obligation or duty to monitor, determine or inquire as to compliance, and shall not be responsible or liable for compliance with restrictions on transfer, exchange, redemption, purchase or repurchase, as applicable, of minimum denominations imposed under this Indenture or under applicable law or regulation with respect to any transfer, exchange, redemption, purchase or repurchase, as applicable, of any interest in any Notes.

(s)            The Trustee shall not be under any obligation to take any action in the performance of its respective duties hereunder that would be in violation of applicable law.

(t)            The Trustee may retain professional advisors to assist it in performing its duties under this Indenture. The Trustee may consult with such professional advisors or with counsel, and the advice or opinion of such professional advisors or counsel with respect to legal or other matters relating to this Indenture and the Notes shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it hereunder in good faith and in reliance on the advice or opinion of such counsel.

(u)           Subject to Section 7.01(c)(4), the Trustee may assume without inquiry, in the absence of a Responsible Officer of the Trustee receiving written notice to the contrary, that the Company is duly complying with its obligations contained in this Indenture required to be performed and observed by it, and that no Default or Event of Default or other event which would require repayment of the Notes has occurred.

(v)           If any party fails to deliver a notice relating to an event the fact of which, pursuant to this Indenture, requires notice to be sent to the Trustee, the Trustee may conclusively rely on its failure to receive such notice as reason to act as if no such event occurred.

(w)           To the extent that the Trustee is granted any discretion herein to act or not act, the Trustee shall have absolute and uncontrolled discretion as to the exercise of its rights and discretions, the exercise or non-exercise of which as between the Trustee and the Holders shall be conclusive and binding on the Holders, subject to Section 7.01 hereof.

(x)            At any time that the security granted pursuant to the Collateral Documents has become enforceable and the Holders have given a direction to the Trustee to deliver to the Collateral Trustee to enforce such security in accordance with the terms of the Collateral Trust Agreement, the Trustee is not required to deliver any direction to the Collateral Trustee with respect thereto unless it has been indemnified and/or secured in accordance with Section 7.01(g). In any event, in connection with any enforcement of such security, the Trustee is not responsible for:

(1)           any failure of the Collateral Trustee to enforce such security within a reasonable time or at all;

(2)           any failure of the Collateral Trustee to pay over the proceeds of enforcement of the security;

(3)           any failure of the Collateral Trustee to realize such security for the best price obtainable;

(4)           monitoring the activities of the Collateral Trustee in relation to such enforcement;

(5)           taking any enforcement action itself in relation to such security;

(6)           agreeing to any proposed course of action by the Collateral Trustee which could result in the Trustee incurring any liability for its own account; or

(7)           paying any fees, costs or expenses of the Collateral Trustee.

Section 7.03       Individual Rights of Trustee.

The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not Trustee.  Any Paying Agent or Registrar may do the same with like rights.  However, in the event that a Responsible Officer of the Trustee becomes aware of any conflicting interest at the time a Default or Event of Default has occurred, the Trustee must eliminate such conflict within 90 days or resign, unless such Default or Event of Default has been cured or waived prior to such 90th day.  The Trustee must also comply with Section 7.10.

Section 7.04       Trustee’s Disclaimer.

The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture, Note Guarantees or the Notes, it shall not be accountable for the Company’s use of the proceeds from the Notes or any money paid to the Company or upon the Company’s direction under any provision of this Indenture, it shall not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it shall not be responsible for any statement in this Indenture or in any document issued in connection with the sale of the Notes or in the Notes other than the Trustee’s certificate of authentication. The recitals contained herein and in the Notes shall not be taken as statements of the Trustee and the Trustee does not assume any responsibility for their correctness.

To the extent permitted by applicable law, no recourse may be taken, directly or indirectly, with respect to the obligations of the Company or the Guarantors under the Note, the Note Guarantees or this Indenture or any related documents, any certificate or other writing delivered in connection therewith, against: (i) the Trustee in its individual capacity; (ii) any partner, owner, beneficiary, agent, officer, director, employee, agent, successor or assign of the Trustee, each in its individual capacity; or (iii) any holder of equity in the Trustee.

Section 7.05      Notice of Defaults.

If a Default occurs and is continuing and if a Responsible Officer of the Trustee has received written notice thereof, the Trustee shall send to each Holder a notice of the Default within 60 days after it occurs.  Except in the case of an Event of Default specified in clauses (1) or (2) of Section 6.01(a), the Trustee may withhold from the Holders notice of any continuing Default if the Trustee determines in good faith that withholding the notice is in the interests of the Holders.  Notice to Holders under this Section 7.05 shall be given in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act (whether or not applicable by law).

Section 7.06       Reports by Trustee to Holders of the Notes.

(a)            The Trustee shall transmit to Holders reports concerning the Trustee and its actions under this Indenture.  The interval between transmission of reports to be transmitted at intervals shall be 12 months.  Such report shall be due on March 1 of each year following the first issuance of Notes.

(b)           A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each stock exchange upon which the Notes are listed, with the Commission and with the Company.  The Company shall promptly notify the Trustee in writing when the Notes are listed on any stock exchange and of any delisting therefrom.

Section 7.07       Compensation and Indemnity.

(a)            The Company and each Guarantor, jointly and severally, shall pay to the Trustee from time to time such compensation for its services as shall be agreed to in writing from time to time by the Company, the Guarantors and the Trustee.  The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust.  The Company and each Guarantor, jointly and severally, shall reimburse the Trustee upon request for all documented and reasonable out-of-pocket expenses incurred or made by it, including costs of collection, in addition to the compensation for its services.  Such expenses shall include the documented and reasonable compensation and expenses, disbursements and advances of the Trustee’s agents, counsel, accountants and experts.  The Company and the Guarantors, jointly and severally, shall (in relation to any Guarantor, subject to the limitations in Article 10) indemnify the Trustee, its agents, representatives, officers, directors, employees and attorneys against any and all loss, liability, damage, claim (whether asserted by the Company, a Guarantor, a Holder or any other person) or expense (including documented and reasonable compensation and expenses and disbursements of the Trustee’s counsel) incurred by it in connection with the administration of this trust or agency and the performance of its duties or in connection with the exercise or performance of any of its rights or powers hereunder, and including documented and reasonable attorneys’ fees and expenses and court costs incurred in connection with any action, claim or suit brought to enforce the Trustee’s right to compensation, reimbursement or indemnification.  The Trustee shall notify the Company promptly of any claim for which it may seek indemnity.  Failure by the Trustee to so notify the Company shall not relieve the Company of its obligations hereunder, except to the extent that such delay increases the liability of the Company or a Guarantor.  At the Trustee’s sole discretion, the Company shall defend the claim and the Trustee shall provide reasonable cooperation and may participate at the Company’s expense in such defense.  The Trustee may have separate counsel of its selection and the Company shall pay the documented and reasonable fees and expenses of such counsel; provided, however, that the Company shall not be required to pay such fees and expenses if the Company assumes such defense unless there is a conflict of interest between the Company and the Trustee in connection with such defense as determined by the Trustee in consultation with counsel.  Notwithstanding the foregoing, the Company need not reimburse any expense or indemnify against any loss, liability, damage, claim or expense incurred by the Trustee through the Trustee’s own willful misconduct or gross negligence as finally adjudicated by a court of competent jurisdiction.

(b)           To secure the payment obligations of the Company and the Guarantors in this Section 7.07, the Trustee shall have a Lien prior to the Notes on all money or property held or collected by the Trustee, in its capacity as Trustee, other than money or property held in trust or as agent to pay principal of and interest, if any, on particular Notes. Such Lien will survive the satisfaction and discharge of this Indenture or the resignation or removal of the Trustee.

(c)            The obligations of the Company and Guarantors pursuant to this Section 7.07 shall survive the resignation or removal of the Trustee and the discharge of this Indenture.  When the Trustee incurs expenses or renders service after the occurrence of an Event of Default specified in Section 6.01(a)(7) or (8) with respect to the Company, the expenses and compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

Section 7.08       Replacement of Trustee.

(a)            The Trustee may resign at any time by giving 30 days’ prior notice of such resignation to the Company and be discharged from the trust hereby created by so notifying the Company.  The Holders of a majority in aggregate principal amount of the outstanding Notes may remove the Trustee by so notifying the Trustee and the Company in writing.  The Company shall remove the Trustee if:

(1)           the Trustee fails to comply with Section 7.10;

(2)           the Trustee is adjudged bankrupt or insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(3)           a receiver or public officer takes charge of the Trustee or its property; or

(4)           the Trustee otherwise becomes incapable of acting.

(b)           If the Trustee resigns or has been removed by the Holders, Holders of a majority in aggregate principal amount of the then outstanding Notes may appoint a successor Trustee.  Otherwise, if the Trustee resigns or is removed, or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee.  Within one year after the successor Trustee takes office, the Holders of a majority in aggregate principal amount of the then outstanding Notes may remove the successor Trustee to replace it with another successor Trustee appointed by the Holders.

(c)            A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company.  Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture.  The successor Trustee shall send a notice of its succession to Holders, and include in the notice its name and address of its Corporate Trust Office.  The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee; provided that all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.07.

(d)           If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of at least 10% in aggregate principal amount of the Notes may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee.

(e)            If the Trustee fails to comply with Section 7.10, any Holder of Notes may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee with respect to the Notes.

(f)            Notwithstanding the replacement of the Trustee pursuant to this Section 7.08, the Company’s obligations under Section 7.07 shall continue for the benefit of the retiring Trustee.

Section 7.09      Successor Trustee by Merger.

(a)            If the Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another corporation or banking association, the resulting, surviving or transferee corporation without any further act shall, if such resulting, surviving or transferee corporation or banking association is otherwise eligible under this Indenture, be the successor Trustee.

(b)           In case at the time such successor or successors by merger, conversion or consolidation to the Trustee shall succeed to the trusts created by this Indenture any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor to the Trustee; and in all such cases such certificates shall have the full force which the Notes provide or this Indenture provides that the certificate of the Trustee shall have.

Section 7.10      Eligibility; Disqualification.

The Trustee hereunder shall at all times be a corporation organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus in an amount at least equal to that required for a trustee under an indenture qualified under the Trust Indenture Act pursuant to the Trust Indenture Act. Neither the Company, a Guarantor nor any person directly or indirectly controlling, controlled by, or under common control with the Company or a Guarantor may serve as Trustee.

Section 7.11       Preferential Collection of Claims Against the Company.

The Trustee shall comply with Section 311(a) of the Trust Indenture Act (whether or not applicable by law), excluding any creditor relationship listed in Section 311(b) of the Trust Indenture Act.  A Trustee who has resigned or been removed shall be subject to Section 311(a) of the Trust Indenture Act (whether or not applicable by law) to the extent indicated therein.

Section 7.12       Collateral Documents; Intercreditor Agreement.

By their acceptance of the Notes, the Holders hereby authorize and direct the Trustee and the Collateral Trustee, as the case may be, to execute and deliver the Collateral Trust Agreement, any other Intercreditor Agreement and any other Collateral Documents in which the Trustee or the Collateral Trustee, as applicable, is named as a party, including any Collateral Documents or Intercreditor Agreements executed after the Issue Date.  It is hereby expressly acknowledged and agreed that, in doing so, the Trustee and the Collateral Trustee are (a) expressly authorized to make the representations attributed to Holders in any such agreements and (b) not responsible for the terms or contents of such agreements, or for the validity or enforceability thereof, or the sufficiency thereof for any purpose.  Whether or not so expressly stated therein, in entering into, or taking (or forbearing from) any action under, any Intercreditor Agreement or any other Collateral Documents, the Trustee shall have all of the rights, immunities, indemnities and other protections granted to it under this Indenture (in addition to those that may be granted to it under the terms of such other agreement or agreements).

ARTICLE 8
LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01       Legal Defeasance.

(a)            Subject to the satisfaction of the conditions set forth in Section 8.03, the Company may elect, at its option, to have its obligations discharged with respect to the outstanding Notes (“Legal Defeasance”).

(b)           For this purpose, Legal Defeasance means that the Company will be deemed to have paid and discharged the entire Debt represented by the outstanding Notes which shall thereafter be deemed to be “outstanding” only for the purposes of Section 8.04 and the other Sections of this Indenture referred to in clauses (1), (2), (4) and (5) below, and to have satisfied all of its other obligations under such Notes, this Indenture and the other Notes Documents, including that of the Guarantors (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

(1)           the rights of Holders of such Notes to receive payments in respect of the principal of and any premium and interest on such Notes when payments are due;

(2)           the Company’s obligations with respect to such Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust or as agent;

(3)           the rights, powers, trusts, duties and immunities of the Trustee;

(4)           the Company’s right of optional redemption pursuant to Section 3.07; and

(5)           this Section 8.01.

(c)            Following the Company’s exercise of its Legal Defeasance option, payment of the Notes may not be accelerated because of an Event of Default.

(d)           Subject to compliance with this Article 8, the Company may exercise its option under this Section 8.01 notwithstanding the prior exercise of its option under Section 8.02.

Section 8.02       Covenant Defeasance.

(a)            Subject to the satisfaction of the conditions set forth in Section 8.03, the Company may elect, at its option, to be released from its obligations under the covenants contained in Sections 4.03, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.14, 4.15, 4.16, 4.17, 4.19, 4.21 and 4.22 and clause (5) of Section 5.01(a), including, without limitation, its obligation to make Offers to Purchase in connection with Asset Sales and any Change of Control and any omission to comply with such obligation shall not constitute a Default or an Event of Default with respect to the Notes, and the Guarantors shall be deemed to have been discharged from their obligations with respect to all Note Guarantees, on and after the date the conditions set forth in Section 8.03 are satisfied (“Covenant Defeasance”), and the Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes).

(b)           For this purpose, Covenant Defeasance means that, with respect to this Indenture and the outstanding Notes, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document, and such omission to comply shall not constitute a Default or an Event of Default under Section 6.01, but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby.  In addition, upon the Company’s exercise of the option under this Section 8.02, subject to the satisfaction of the conditions set forth in Section 8.03, Sections 6.01(a)(3), 6.01(a)(4) (only with respect to the failure of the Company to comply with clause (3) of Section 5.01(a) and with respect to covenants that are released as a result of such Covenant Defeasance), 6.01(a)(5), 6.01(a)(6), 6.01(a)(7) (solely with respect to Significant Subsidiaries or a group of Restricted Subsidiaries of the Company that, taken together would constitute a Significant Subsidiary), 6.01(a)(8) (solely with respect to Significant Subsidiaries or a group of Restricted Subsidiaries of the Company that, taken together would constitute a Significant Subsidiary) and 6.01(a)(9), in each case, shall not constitute Events of Default.

Section 8.03       Conditions to Legal or Covenant Defeasance.

(a)            In order to exercise either Legal Defeasance or Covenant Defeasance with respect to outstanding Notes, as provided for in this Article 8:

(1)           the Company must irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust and as agent for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefit of the Holders of such Notes: (A) money in an amount, (B) U.S. Government Obligations, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount or (C) a combination thereof, in each case, sufficient without reinvestment, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the entire Debt in respect of the principal of and premium, if any, and interest, if any, on such Notes on the Stated Maturity thereof or (if the Company has made irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company) the redemption date thereof, as the case may be, in accordance with the terms of this Indenture and such Notes;

(2)           in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable United States federal income tax law, in either case (A) or (B) to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of such Notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge to be effected with respect to such Notes and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, Legal Defeasance and discharge of this Indenture were not to occur;

(3)           in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of such outstanding Notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit and Covenant Defeasance to be effected with respect to such Notes and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and Covenant Defeasance were not to occur;

(4)           the Company shall have delivered to the Trustee a ruling received from the Canada Revenue Agency or an Opinion of Counsel reasonably acceptable to the Trustee and qualified to practice law in Canada, in each case, to the effect that Holders and beneficial owners of the outstanding Notes will not recognize income, gain or loss for applicable Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as applicable, and will only be subject to applicable Canadian federal, provincial and territorial income tax and other taxes on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as applicable, had not occurred;

(5)           no Default or Event of Default with respect to the outstanding Notes shall have occurred and be continuing at the time of such deposit after giving effect thereto (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien to secure such borrowing);

(6)           in the event that this Indenture is qualified under the Trust Indenture Act, such Legal Defeasance or Covenant Defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all Notes are in default within the meaning of the Trust Indenture Act);

(7)           such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or material instrument (other than this Indenture) to which the Company is a party or by which the Company is bound; and

(8)           the Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to such Legal Defeasance or Covenant Defeasance have been complied with.

Section 8.04       Deposited Money and U.S. Government Obligations to Be Held in Trust; Other Miscellaneous Provisions.

(a)            Subject to Section 8.05, all money and the U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee pursuant to Section 8.03 in respect of the outstanding Notes shall be held in trust and as agent and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company or a Guarantor acting as Paying Agent) as the Trustee may determine, to the Holders of all sums due and to become due thereon in respect of principal, premium, if any, and interest, if any, on the Notes, but such money need not be segregated from other funds except to the extent required by law.

The Company will pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or the U.S. Government Obligations deposited pursuant to Section 8.03 hereof or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

(b)           Anything in this Article 8 to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon the written request of the Company any money or the U.S. Government Obligations held by it as provided in Section 8.03 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.03(a)), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.05       Repayment to the Company.

Subject to any applicable abandoned property law, any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust and as agent for the payment of the principal, premium, if any, or interest, if any, on any Note and remaining unclaimed for two years after such principal, premium, if any, or interest, if any, has become due and payable shall be paid to the Company on its written request or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease.

Section 8.06      Reinstatement.

If the Trustee or Paying Agent is unable to apply any U.S. dollars or the U.S. Government Obligations in accordance with Section 8.01 or Section 8.02, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s and the Guarantors’ obligations under this Indenture, the Notes and the Note Guarantees shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.01 or Section 8.02, as the case may be, until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.01 or Section 8.02, as the case may be; provided that, if the Company makes any payment of principal, premium, if any, or interest, if any, on any Note following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 9
AMENDMENT, SUPPLEMENT AND WAIVER
Section 9.01       Without Consent of Holders.

(a)            Notwithstanding Section 9.02, without the consent of any Holder, the Company, the Guarantors and, to the extent it is a party thereto, the Trustee and/or the Collateral Trustee, at any time and from time to time, may enter into one or more indentures supplemental to this Indenture, the Collateral Trust Agreement, the other Collateral Documents and/or any Intercreditor Agreement for any of the following purposes:

(1)           to evidence the succession of another Person to the Company and the assumption by any such Surviving Entity of the covenants of the Company in this Indenture, the Note Guarantees, the Notes and any Collateral Document in accordance with the terms of this Indenture and the Collateral Documents;

(2)           to add to the covenants of the Company for the benefit of the Holders or to surrender any right or power herein conferred upon the Company;

(3)           to add additional Events of Default;

(4)           to provide for certificated Notes in addition to or in place of the uncertificated Notes;

(5)           to evidence and provide for the acceptance of appointment under this Indenture by a successor Trustee;

(6)           to provide for or confirm the issuance of Additional Notes in accordance with the terms of this Indenture;

(7)           to add a Guarantor or to release a Guarantor in accordance with the terms of this Indenture;

(8)           to cure any ambiguity, defect, omission, mistake or inconsistency;

(9)           to make any other provisions with respect to matters or questions arising under this Indenture; provided that such actions pursuant to this clause (9) shall not adversely affect the interests of the Holders in any material respect, as determined in good faith by the Board of Directors of the Company and as conclusively evidenced by an Officer’s Certificate delivered to the Trustee;

(10)         to effect or maintain the qualification of this Indenture under the Trust Indenture Act;

(11)         to add additional assets as Collateral or make, complete or confirm any grant of security interest in any property or assets as additional Collateral securing the obligations under this Indenture, the Notes, the Note Guarantees and the Collateral Documents, including when permitted or required by this Indenture or any of the Collateral Documents, or any release, termination or discharge of Collateral when permitted or required by this Indenture or any of the Collateral Documents;

(12)         to provide for the issuance of exchange securities which shall have terms substantially identical in all respects to the Notes (except that the transfer restrictions contained in the Notes shall be modified or eliminated as appropriate) and which shall be treated, together with any outstanding Notes, as a single class of securities;

(13)         to enter into or amend the Collateral Trust Agreement, any Intercreditor Agreement and/or the other Collateral Documents (or supplement the Collateral Trust Agreement, any Intercreditor Agreement and/or the other Collateral Documents) under circumstances provided therein including if the Company or any Restricted Subsidiary Incurs Future First Lien Debt; or

(14)         to secure any Future First Lien Debt, Junior Priority Debt or First Priority Obligations to the extent permitted under this Indenture, the Collateral Trust Agreement, the other Collateral Documents and any Intercreditor Agreement.

(b)           Upon the written request of the Company, and upon receipt by the Trustee and/or the Collateral Trustee, as applicable, of the documents described in Section 13.03, the Trustee and/or the Collateral Trustee, as applicable, shall join with the Company and the Guarantors in the execution of any amended or supplemental indenture authorized or permitted by the terms of this Indenture and make any further appropriate agreements and stipulations that may be therein contained, but the Trustee and/or the Collateral Trustee, as applicable, shall not be obligated to enter into such amended or supplemental indenture that affects their respective rights, duties or immunities under this Indenture or otherwise.

(c)            After an amendment, supplement or waiver under this Section 9.01 becomes effective, the Company shall send to the Holders of Notes affected thereby a written notice briefly describing the amendment, supplement or waiver.  Any failure of the Company to send such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

In connection with any amendment or supplement, the Company shall deliver to the Trustee an Opinion of Counsel and an Officer’s Certificate that meet the requirements of Section 13.03 and Section 13.04 on which the Trustee may rely.

Section 9.02      With Consent of Holders.

(a)            With the consent of the Required Consenting Holders (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), the Company, the Guarantors and, to the extent it is a party thereto, the Trustee and/or the Collateral Trustee may amend this Indenture, the Collateral Trust Agreement, the other Collateral Documents and/or any Intercreditor Agreement for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, this Indenture or the Notes or modifying in any manner the rights of the Holders of the Notes under this Indenture, including the definitions set forth herein; provided, however, that no such amendment shall, without the consent of the Holder of each outstanding Note affected thereby:

(1)           change the Stated Maturity of any Note, or of any installment of interest on any Note, reduce the amount payable in respect of the principal thereof or the rate of interest thereon or any premium payable thereon, reduce the amount that would be due and payable on acceleration of the maturity thereof, change the place of payment where, or the coin or currency in which, any Note or any premium or interest thereon is payable, impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof or change the date on which any Notes may be subject to redemption or reduce the Redemption Price therefor;

(2)           reduce the percentage in aggregate principal amount of the outstanding Notes, the consent of whose Holders is required for any such amendment or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture;

(3)           modify the obligations of the Company to make Offers to Purchase upon a Change of Control or from the Excess Proceeds of Asset Sales or Casualty Events, as the case may be, if such modification is made after the time that the Company is required to make an Offer to Purchase in connection with a Change of Control, Asset Sale or Casualty Event;

(4)           modify or change any provision of this Indenture, the Collateral Trust Agreement,the other Collateral Documents or any Intercreditor Agreement affecting the ranking of the Notes or any Note Guarantee in a manner adverse to the Holders of the Notes;

(5)           make any change in the provisions of the Collateral Trust Agreement, any Intercreditor Agreement, the other Collateral Documents or this Indenture dealing with the application of proceeds of the Collateral that would adversely affect the Holders of the Notes in any material respect;

(6)           make any change to the Priority Waterfall or any other “waterfall” provisions of the Notes Documents, except as otherwise provided by the Notes Documents;

(7)           make any change to Section 4.1(a) or 7.1 of the Collateral Trust Agreement;

(8)           modify any of the provisions of this Section 9.02(a) or the definitions of “Required Consenting Holders” and “Applicable Voting Percentage” or provisions relating to waiver of Defaults or covenants, except to increase any percentage required for such actions or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby; or

(9)           release any Note Guarantees required to be maintained under this Indenture (other than in accordance with the terms of this Indenture.

(b)           In addition, without the consent of the Holders of at least 85.0% in aggregate principal amount of the then outstanding Notes (provided that such percentage shall be reduced to 66.66% at any time the Applicable Voting Percentage is 50.1%), no amendment, supplement or waiver may (1) increase the maximum principal amount of the Credit Facility permitted under clause (23) of the definition of “Permitted Debt” on the Issue Date, (2) subordinate the Liens on Collateral securing the Notes to Liens securing any other Debt or increase the amount of Debt that is permitted to be secured by Liens that rank senior to the Liens of Holders of the Notes or (3) modify any Collateral Document or the provisions of this Indenture dealing with the Collateral Documents or application of trust monies under the Collateral Documents in a manner that would release all or substantially all of the Collateral from the Liens securing the Notes and the Note Guarantees, other than in accordance with this Indenture, the Collateral Trust Agreement, the other Collateral Documents and any Intercreditor Agreement.

(c)            Section 2.08 and Section 2.09 shall determine which Notes are considered to be “outstanding” for the purposes of this Section 9.02.

(d)           Upon the written request of the Company, and upon the filing with the Trustee and/or the Collateral Trustee, as applicable, of evidence satisfactory to the Trustee and/or the Collateral Trustee of the consent of the Holders as aforesaid, and upon receipt by the Trustee and/or the Collateral Trustee, as applicable, of the documents described in Section 13.03, the Trustee and/or the Collateral Trustee, as applicable, shall join with the Company and the Guarantors in the execution of such amended or supplemental indenture unless such amended or supplemental indenture affects their respective rights, duties or immunities under this Indenture or otherwise, in which case the Trustee and/or the Collateral Trustee, as applicable, may in their discretion, but shall not be obligated to, enter into such amended or supplemental indenture.

(e)            It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver.  It shall be sufficient if such consent approves the substance thereof.

(f)            After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Company shall send to the Holders of Notes affected thereby a notice briefly describing the amendment, supplement or waiver.  Any failure of the Company to send such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

(g)           A consent to any amendment, supplement or waiver of this Indenture, the Notes or any Note Guarantee by any Holder given in connection with a tender of such Holder’s Notes shall not be rendered invalid by such tender.

Section 9.03      Record Dates for Consents.

The Company may, but shall not be obligated to, fix a record date pursuant to Section 1.08 for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver.

Section 9.04       Notation on or Exchange of Notes.

(a)          The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated.  The Company in exchange for all Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

(b)          Failure to make the appropriate notation or issue a new Note shall not impair or affect the validity and effect of any such amendment, supplement or waiver.

Section 9.05       Trustee and Collateral Trustee to Sign Amendments, Etc..

The Trustee and Collateral Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article 9 if the amendment, supplement or waiver does not adversely affect the rights, duties, liabilities or immunities of the Trustee and the Collateral Trustee.  In executing any amendment, supplement or waiver, the Trustee and the Collateral Trustee shall receive and (subject to Section 7.01) shall be fully protected in conclusively relying upon, in addition to the documents required by Section 13.03, an Officer’s Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental indenture is authorized or permitted by this Indenture and that such amendment, supplement or waiver is the legal, valid and binding obligation of the Company and any Guarantor party thereto, enforceable against them in accordance with its terms, subject to customary exceptions, and complies with the provisions hereof.

ARTICLE 10
GUARANTEES

Section 10.01     Guarantee.

(a)            Subject to this Article 10, each of the Guarantors hereby, jointly and severally, irrevocably and unconditionally guarantees, on a first lien senior secured basis, to each Holder, the Trustee, the Collateral Trustee and their successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes, the other Notes Documents or the obligations of the Company hereunder or thereunder, that: (1) the principal, premium, if any, and interest, if any, on the Notes shall be promptly paid in full when due, whether at Stated Maturity, by acceleration, redemption or otherwise, and interest on the overdue principal and interest on the Notes, if any, if lawful, and all other Obligations of the Company to the Holders, the Collateral Trustee or the Trustee hereunder or under the Notes or the other Notes Documents shall be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and (2) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same shall be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise.  Failing payment by the Company when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors shall be jointly and severally obligated to pay the same immediately.  The Company hereby fully and unconditionally guarantees the Guarantee of each Guarantor on an unsecured, unsubordinated basis.  Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(b)           The Guarantors hereby agree that their obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor.  Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenants that this Note Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes and this Indenture, or pursuant to Section 10.07.

(c)            Each of the Guarantors also agrees, jointly and severally, to pay any and all costs and expenses (including attorneys’ fees and expenses) incurred by the Trustee or any Holder in enforcing any rights under this Section 10.01.

(d)           If any Holder or the Trustee is required by any court or otherwise to return to the Company, the Guarantors or any custodian, examiner, trustee, liquidator or other similar official acting in relation to the Company or the Guarantors, any amount paid either to the Trustee or such Holder, this Note Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

(e)            Each Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby.  Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (1) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Article 6, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of this Note Guarantee.  The Guarantors shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Note Guarantees.

(f)            Each Note Guarantee shall remain in full force and effect and continue to be effective should any petition be filed by or against the Company for liquidation or reorganization, should the Company become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of the Company’s assets, and shall, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Notes are, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee on the Notes or the Note Guarantees, whether as a “voidable preference,” “fraudulent transfer” or otherwise, all as though such payment or performance had not been made.  In the event that any payment or any part thereof, is rescinded, reduced, restored or returned, the Notes shall, to the fullest extent permitted by law, be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

(g)           In case any provision of any Note Guarantee shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(h)           Each payment to be made by a Guarantor in respect of its Note Guarantee shall be made without set-off, counterclaim, reduction or diminution of any kind or nature.

Section 10.02     Limitation on Guarantor Liability.

Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Note Guarantee of such Guarantor not constitute a fraudulent conveyance or a fraudulent transfer for purposes of any Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal, Canadian, provincial or state law to the extent applicable to any Note Guarantee.  To effectuate the foregoing intention, the Trustee, the Holders and the Guarantors hereby irrevocably agree that the obligations of each Guarantor shall be limited to the maximum amount as will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article 10, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law.  Each Guarantor that makes a payment under its Note Guarantee shall be entitled upon payment in full of all Note Guarantees under this Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with IFRS.  The obligations of each Guarantor are subject to the limitations set forth in Section 4.15.

Section 10.03    Luxembourg Provisions.

(a)            Each of the Luxembourg Domiciled Grantors hereby expressly accepts and confirms, for the purposes of articles 1278 and 1281 of the Luxembourg civil code, that, notwithstanding any assignment, transfer and/or novation permitted under, and made in accordance with the provisions of, this Indenture, any security interest in the Collateral pursuant to the Collateral Documents and the Note Guarantee given under this Indenture shall be preserved for the benefit of any new Trustee.

(b)           For the avoidance of doubt and for the purpose of Luxembourg law only, the Note Guarantee of a Luxembourg Domiciled Grantor constitutes an independent guarantee and does not constitute a suretyship (cautionnement) in the sense of article 2011 et seq. of the Luxembourg civil code.

Section 10.04    Execution and Delivery.

(a)           To evidence its Note Guarantee set forth in Section 10.01, each Guarantor hereby agrees that this Indenture shall be executed on behalf of such Guarantor by an Authorized Officer or Person holding an equivalent title.

(b)           Each Guarantor hereby agrees that its Note Guarantee set forth in Section 10.01 shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Note Guarantee on the Notes.

(c)            If an Authorized Officer whose signature is on this Indenture no longer holds that office at the time the Trustee authenticates any Note, the Note Guarantees shall be valid nevertheless.

(d)           The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Note Guarantee set forth in this Indenture on behalf of the Guarantors.

(e)            If required by Section 4.15, the Company shall cause any newly created or acquired Restricted Subsidiary to comply with the provisions of Section 4.15 and this Article 10, to the extent applicable.

Section 10.05     Subrogation.

Each Guarantor shall be subrogated to all rights of Holders against the Company in respect of any amounts paid by any Guarantor pursuant to the provisions of Section 10.01; provided that, if an Event of Default has occurred and is continuing, no Guarantor shall be entitled to enforce or receive any payments arising out of, or based upon, such right of subrogation until all amounts then due and payable by the Company under this Indenture or the Notes shall have been paid in full.

Section 10.06    Benefits Acknowledged.

Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the guarantee and waivers made by it pursuant to its Note Guarantee are knowingly made in contemplation of such benefits.

Section 10.07    Release of Note Guarantees.

(a)            A Note Guarantee by a Guarantor shall be automatically and unconditionally released and discharged, and no further action by such Guarantor, the Company or the Trustee shall be required for the release of such Guarantor’s Note Guarantee, upon:

(1)           (A)          a sale or other transfer or disposition (including by way of merger, consolidation, arrangement or amalgamation) of all of the Capital Interests in any Guarantor to any Person that is not an Affiliate of the Company in compliance with the terms of this Indenture;

(B)          the sale or other transfer of all or substantially all of the assets of a Guarantor (including by way of merger, consolidation, arrangement or amalgamation) to a Person that is not an Affiliate of the Company in compliance with the terms of this Indenture;

(C)          the merger, consolidation, arrangement or amalgamation of any Guarantor with and into the Company, another Guarantor or a Person that will become a Guarantor substantially upon the consummation of such merger, consolidation, arrangement or amalgamation;

(D)          the release of a Guarantor of all of its Guarantee obligations in respect of the Credit Facilities (other than pursuant to the Notes or this Indenture or as a result of its payment of such Guarantee obligations);

(E)          the proper designation of any Guarantor as an Unrestricted Subsidiary;

(F)          the occurrence of any other transaction permissible under this Indenture pursuant to which such Guarantor ceases to be a Subsidiary;

(G)          the election of the Company to have its obligations satisfied and discharged with respect to any outstanding Notes in accordance with the terms of this Indenture; or

(H)          the Company’s exercise of its Legal Defeasance option or Covenant Defeasance option in accordance with Article 8 or the discharge of the Company’s obligations under this Indenture in accordance with the terms of this Indenture; and

(2)           the Company or such Guarantor delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in this Indenture relating to such transaction and/or release have been complied with.

(b)           At the written request of the Company, the Company, such Guarantor and the Trustee shall execute and deliver any documents reasonably required in order to evidence such release, discharge and termination in respect of the applicable Note Guarantee.

Section 10.08     Luxembourg Guaranty Limitation.

Notwithstanding any provision to the contrary in this Indenture, the payment obligation of any Guarantor incorporated under the laws of Luxembourg under Article 10 of this Indenture for the Note Guarantee shall be limited at any time, with no double counting, to an aggregate amount not exceeding the higher of:

(1)           ninety-five per cent (95%) of the sum of the funds (capitaux propres) of any Luxembourg Domiciled Grantor (as referred to in Annex I to the grand-ducal regulation dated December 18, 2015 setting out the form and content of the presentation of the balance sheet and profit and loss account, enforcing the Luxembourg act dated December 19, 2002 concerning the trade and companies register and the accounting and annual accounts of undertakings, as amended) (the “Own Funds”) and the Luxembourg Domiciled Grantor’s debt which is subordinated in right of payment (whether generally or specifically) to any claim of any beneficiary or any noteholder under this Indenture, as determined in good faith by the Company (the “Own Debt”), as of the date of this Indenture; and

(2)           ninety-five per cent (95%) of the sum of the Own Funds and the Own Debt, as of the date of payment of the Note Guarantee.

The above limitation shall not apply to any proceeds from the Notes made available, in any form whatsoever, to the Luxembourg Domiciled Grantor or any of its (current or future) direct or indirect Subsidiaries; provided that, for the avoidance of doubt, the above limitation shall not apply to any Collateral Document or any recoveries derived from the enforcement of a Holder’s rights under any Luxembourg Security Agreement.

Section 10.09     Jersey Guaranty Waivers.

(a)            Each Jersey Domiciled Grantor and any other Grantor that enters into a Jersey Security Agreement irrevocably and unconditionally waives and abandons any and all rights or entitlement which it has or may have under the existing or future laws of Jersey, whether by virtue of the customary law rights of droit de discussion or otherwise, to require that recourse be had to the assets of any other Guarantor or other Person before any claim is enforced against it in respect of its obligations under any Notes Document.

(b)           Each Jersey Domiciled Grantor and any other Grantor that enters into a Jersey Security Agreement irrevocably and unconditionally waives and abandons any and all rights or entitlement which it has or may have under the existing or future laws of Jersey, whether by virtue of the customary law right of droit de division or otherwise, to require that any liability under any Notes Document be divided or apportioned with any other Person or reduced in any manner.

Section 10.10     Swiss Guaranty Limitation.

Notwithstanding anything to the contrary in this Indenture, the obligations of a Guarantor incorporated in Switzerland (a “Swiss Guarantor”) and the rights of the Trustee under this Indenture are subject to the following limitations:

(a)            If and to the extent the obligations assumed or the security interest granted by the Swiss Guarantor under this Indenture or any other Notes Document guarantees or secures obligations of its (direct or indirect) parent company (upstream security) or its sister companies (cross-stream security) (the “Upstream or Cross-Stream Secured Obligations”) and if and to the extent payments under this Indenture or any other Notes Document or using the proceeds from the enforcement of such security interest to discharge the Upstream or Cross-Stream Secured Obligations would constitute a repayment of capital (Einlagerückgewähr/Kapitalrückzahlung), a violation of the legally protected reserves (gesetzlich geschützte Reserven) or the payment of a (constructive) dividend (Gewinnausschüttung) by the Swiss Guarantor or would otherwise be restricted under Swiss law and practice then applicable, the payments under this Indenture or any other Notes Document or the use of proceeds of such enforcement shall be limited to the maximum amount of the Swiss Guarantor’s freely disposable shareholder equity at the time it becomes liable or at the time of enforcement, including, without limitation, any statutory reserves which can be transferred into unrestricted, distributable reserves, in accordance with Swiss law (the “Maximum Amount”); provided that such limitation is required under the applicable law at that time; provided, further, that such limitation shall not free the Swiss Guarantor from its obligations in excess of the Maximum Amount, but merely postpone the performance date of those obligations or the discharge date out of enforcement proceeds until such time or times as performance or discharge is again permitted under then applicable law.  This Maximum Amount of freely disposable shareholder equity shall be determined in accordance with Swiss law and applicable Swiss accounting principles, and, if and to the extent required by applicable Swiss law, shall be confirmed by the auditors of the Swiss Guarantor on the basis of an interim audited balance sheet as of that time.

(b)           In respect of Upstream or Cross-Stream Secured Obligations, at the time it is required to make a payment under this Indenture, the Swiss Guarantor shall, if and to the extent required by applicable law (including tax treaties) in force at the relevant time:

(1)           procure that such payments or enforcement proceeds can be used to discharge Upstream or Cross-Stream Secured Obligations without deduction of Swiss Withholding Tax by discharging the liability to such tax by notification pursuant to applicable law rather than payment of the tax;

(2)           if the notification procedure pursuant to clause (1) above does not apply, deduct the Swiss Withholding Tax at such rate (currently 35% at the date of this Indenture) as is in force from time to time from any such payment or enforcement proceeds used to discharge Upstream or Cross-Stream Secured Obligations; or deduct Swiss Withholding Tax at the reduced rate resulting after discharge of part of such tax by notification if the notification procedure pursuant to clause (1) above applies for a part of Swiss Withholding Tax only, and pay, without delay, any such tax deducted to the Swiss Federal Tax Administration;

(3)           promptly give written notification to the Trustee that such notification or, as the case may be, deduction has been made, and provide the Trustee with an Officer’s Certificate accompanied with evidence that such a notification to the Swiss Federal Tax Administration has been made or such tax deducted have been paid to the Swiss Federal Tax Administration, as the case may be; and

(4)           in the case of a deduction of Swiss Withholding Tax, use its best efforts to ensure that any person, which is entitled to a full or partial refund of the Swiss Withholding Tax deducted from such payment or enforcement proceeds, will, as soon as possible after such deduction: (i) request a refund of the Swiss Withholding Tax under applicable law (including tax treaties); and (ii) pay to the Trustee upon receipt any amount so refunded.

(c)            To the extent the Swiss Guarantor is required to deduct Swiss Withholding Tax pursuant to this Indenture, and if the Maximum Amount is not fully utilized, the Swiss Guarantor will be required to pay, directly or by way of use of the proceeds of enforcement, an additional amount so that after making any required deduction of Swiss Withholding Tax the aggregate net amount paid to the Trustee, directly or by way of use of the proceeds of enforcement, is equal to the amount which would have been paid if no deduction of Swiss Withholding Tax had been required; provided that the aggregate amount paid (including the additional amount) shall in any event be limited to the Maximum Amount.  If a refund is made to a beneficiary, such beneficiary shall transfer the refund so received to the Swiss Guarantor, subject to any right of set-off of such beneficiary pursuant to this Indenture.

(d)           The Swiss Guarantor and any holding company of the Swiss Guarantor which is a party to this Indenture shall procure that the Swiss Guarantor will promptly take and promptly cause to be taken all and any action as soon as reasonably practicable but in any event within 30 Business Days from the written request of the Trustee, including, without limitation, the following:

(1)           the passing of any shareholders’ resolutions to approve the payment or other performance under this Indenture or any other Notes Document or the use of the enforcement proceeds, which may be required as a matter of Swiss mandatory law in force at the time of the enforcement of this Indenture or any other Notes Document or the security interest in order to allow a prompt use of the enforcement proceeds;

(2)           preparation of up-to-date audited balance sheet of the Swiss Guarantor;

(3)           confirmation of the auditors of the Swiss Guarantor that the relevant amount represents the Maximum Amount;

(4)           conversion of restricted reserves into profits and reserves freely available for the distribution as dividends (to the extent permitted by mandatory Swiss law);

(5)           revaluation of hidden reserves (to the extent permitted by mandatory Swiss law);

(6)           to the extent permitted by applicable law, Swiss accounting standards and this Indenture, (i) write-up or realize any of its assets that are shown in its balance sheet with a book value that is significantly lower than the market value of the assets, in case of realization, however, only if such assets are not necessary for the Swiss Guarantor’s business (nicht betriebsnotwendig), and (ii) reduce its share capital to the minimum allowed under then applicable law; provided that such steps are permitted under this Indenture and the other Notes Documents; and

(7)           all such other measures necessary or useful to allow the Trustee to use payments by the Swiss Guarantor or enforcement proceeds as agreed hereunder or the other Notes Documents with a minimum of limitations.

(e)            The limitations and procedures of this Section 10.10 shall also apply to any other obligation of a Swiss Guarantor under this Indenture or the other Notes Documents to grant economic benefits to its (direct or indirect) parent company or its sister companies, including, for the avoidance of doubt, any joint liability, any indemnity, any waiver of set-off or subrogation rights or any subordination or waiver of intra-group claims.

Section 10.11     Irish Guaranty Limitation.

The Note Guarantee does not apply to any liability of any Irish Domiciled Grantor incorporated in Ireland to the extent that it would be prohibited by Section 239 of the Companies Act 2014 of Ireland or would result in the Note Guarantee constituting unlawful financial assistance within the meaning of Section 82 of the Companies Act 2014 of Ireland.

Section 10.12     Swedish Guaranty Limitation.

Notwithstanding anything to the contrary in this Indenture, in relation to any Swedish Guarantor, its obligations and liabilities under this Indenture shall be limited if (and only if) required by an application of the mandatory provisions of the Swedish Companies Act regulating (i) distribution of assets (Chapter 17, Sections 1-4 (or their equivalents from time to time)), including profits and dividends and any other form of transfer of value (Sw. värdeöverföring) within the meaning of the Swedish Companies Act and (ii) prohibited loans, guarantees and distribution of assets and security (Chapter 21, Sections 1-3 (or their equivalents from time to time)), also taking into account any other Guarantee provided by any Swedish Guarantor subject to the corresponding limitation, and it is understood that the obligations of any Swedish Guarantor for such obligations and liabilities under this Indenture shall apply only to the extent permitted by the abovementioned provisions as applied together with other applicable provisions of the Swedish Companies Act, and any guarantee provided by any Swedish Guarantor hereunder shall be limited in accordance herewith.

Section 10.13     Dutch Guaranty Limitation.

The Note Guarantee does not apply to any liability of any Dutch Domiciled Grantor to the extent that it would result in the Note Guarantee constituting unlawful financial assistance within the meaning of Section 2:98(c) of the Dutch Civil Code.

Section 10.14     Barbados Guaranty Limitation.

The Note Guarantee does not apply to any liability of any Barbados Domiciled Grantor to the extent that it would result in the Note Guarantee constituting unlawful financial assistance within the meaning of Section 53 of the Barbados Companies Act.

Section 10.15     Joint and Several Liability

Notwithstanding any other provision contained herein, if a “secured creditor” (as that term is defined under the Bankruptcy and Insolvency Act (Canada)) is determined by a court of competent jurisdiction not to include a Person to whom obligations are owed on a joint or joint and several basis, then the First Priority Notes Obligations of the Grantors hereunder to which the Bankruptcy and Insolvency Act (Canada) applies, to the extent such First Priority Notes Obligations are secured, shall be several obligations of such Grantors.

ARTICLE 11
SATISFACTION AND DISCHARGE

Section 11.01     Satisfaction and Discharge.

(a)            The Company and the Guarantors may terminate their respective obligations under this Indenture and the Collateral Documents, and this Indenture and the Collateral Documents will cease to be of further effect as to all Notes (a “Discharge”), when:

(1)           either: (A) all Notes that have been authenticated and delivered have been delivered to the Trustee for cancellation, or (B) all such Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable or (ii) will become due and payable within one year or are to be called for redemption within one year under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee immediately available funds or U.S. Government Obligations in an amount sufficient to pay and discharge the entire indebtedness on the Notes, not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest, if any, to the Stated Maturity or redemption date;

(2)           the Company has paid or caused to be paid all other sums then due and payable under this Indenture by the Company;

(3)           the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(4)           the Company has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be; and

(5)           the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent under this Indenture relating to the Discharge have been complied with.

(b)           Notwithstanding the satisfaction and discharge of this Indenture, if money shall have been deposited with the Trustee pursuant to this Section 11.01, the provisions of Section 11.02 and Section 8.05 shall survive.

Section 11.02     Application of Trust Money.

(a)            Subject to the provisions of Section 8.05, all money deposited with the Trustee pursuant to Section 11.01 shall be held in trust and as agent and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company or a Guarantor acting as Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal, premium, if any, and interest, if any, for whose payment such money has been deposited with the Trustee, but such money need not be segregated from other funds except to the extent required by law.

(b)           If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with Section 11.01 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s and any Guarantor’s obligations under this Indenture, the Notes and the Note Guarantees shall be revived and reinstated as though no deposit had occurred pursuant to Section 11.01; provided that, if the Company has made any payment of principal, premium, if any, or interest, if any, on any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent, as the case may be.

ARTICLE 12
COLLATERAL

Section 12.01     Collateral Documents.  The due and punctual payment of the principal of, premium, if any, and interest (including Additional Amounts), if any, on the Notes when and as the same shall be due and payable, whether on an interest payment date, at maturity, by acceleration, repurchase, redemption or otherwise, and interest on the overdue principal of, premium, if any, and interest, if any, on the Notes and performance of all other Obligations of the Company and the Guarantors to the Holders or the Trustee under this Indenture, the Notes and the other Notes Documents, according to the terms thereunder, shall be secured as provided in the Collateral Documents, which define the terms of the Liens that secure the First Priority Notes Obligations, subject to the terms of the Collateral Trust Agreement and any Intercreditor Agreement.  The Trustee and the Company hereby acknowledge and agree that the Collateral Trustee holds the Collateral in trust and, for the purposes of Swedish law, as agent for the benefit of, among others, the Holders and the Trustee and pursuant to the terms of the Collateral Trust Agreement, the other Collateral Documents and any Intercreditor Agreement.  Each Holder, by accepting a Note, consents and agrees to the terms of the Collateral Documents (including the Collateral Trust Agreement) (including the provisions providing for the possession, use, release and foreclosure of Collateral and the creation of the Parallel Obligation) as the same may be in effect or may be amended from time to time in accordance with their terms and this Indenture, the Collateral Trust Agreement and any Intercreditor Agreement, and authorizes and directs the Collateral Trustee to enter into the Collateral Documents and any Intercreditor Agreement and to perform its obligations and exercise its rights thereunder in accordance therewith.  The Company shall deliver to the Collateral Trustee copies of all documents required to be filed pursuant to the Collateral Documents, and will do or cause to be done all such acts and things as may be reasonably required by the next sentence of this Section 12.01, to assure and confirm to the Collateral Trustee the security interest in the Collateral contemplated hereby, by the Collateral Documents or any part thereof, as from time to time constituted, so as to render the same available for the security and benefit of this Indenture and of the Notes secured hereby, according to the intent and purposes herein expressed.  The Company shall, and shall cause the Guarantors to, take any and all actions and make all filings (including the filing of UCC or PPSA financing statements, continuation statements and amendments thereto (or analogous procedures under the applicable laws in the relevant jurisdiction of the applicable Grantor, including in respect of a Jersey Security Agreement, to take any and all actions required to allow the Collateral Trustee to register financing statements in relation to each Jersey Security Agreement on the Jersey Security Interests Register and payment of associated fees)) required to cause the Collateral Documents to create and maintain, as security for the Obligations of the Company and the Guarantors to the First Priority Notes Secured Parties under the Notes Documents, a valid and enforceable perfected (to the extent applicable in the relevant jurisdiction) Lien and security interest in and on all of the Collateral (subject to the terms of the Collateral Trust Agreement, any Intercreditor Agreement and the other Collateral Documents), in favor of the Collateral Trustee for the benefit of, among others, the Holders and the Trustee subject to no Liens other than Permitted Liens.

Section 12.02     [Reserved].

Section 12.03     Release of Collateral.

(a)            Subject to Sections 12.03(b), (c) and (d) hereof, the Liens securing the Notes will be automatically released, and the Trustee (subject to its receipt of an Officer’s Certificate and Opinion of Counsel as provided below) shall execute documents evidencing such release, or instruct the Collateral Trustee to execute, as applicable, the same at the Company’s sole cost and expense, under one or more of the following circumstances:

(i)            in whole upon:

(A)         payment in full of the principal of, together with accrued and unpaid interest (including Additional Amounts, if any) on, the Notes and all other Obligations under this Indenture, the Note Guarantees and the Collateral Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, are paid;

(B)          satisfaction and discharge of this Indenture as set forth under Article 11; or

(C)          a Legal Defeasance or Covenant Defeasance of this Indenture as set forth under Article 8;

(ii)           in whole or in part, with the consent of Holders of the Notes in accordance with Article 9 of this Indenture;

(iii)          in part, as to any asset constituting Collateral:

(A)         that is sold or otherwise disposed of:

I.          by any Grantor to any Person that is not a Grantor organized in the same jurisdiction in a transaction permitted under Section 4.10; provided that in the event of a transfer of assets from a Grantor to another Grantor organized in a different jurisdiction, the Trustee shall release, or instruct the Collateral Trustee to release, such Lien if such transferee Grantor takes all actions reasonably necessary to grant a Lien in such transferred assets to the Collateral Trustee (to the extent required by this Indenture and the Collateral Documents)),

II.         to the extent that such Collateral is released or no longer required to be pledged pursuant to the terms of the Credit Facility Documents then in effect (other than in connection with the repayment in full of the First Priority Credit Obligations), or

III.        in connection with the taking of an enforcement action by the Collateral Trustee acting at the direction of the Instructing Group in accordance therewith,

(B)          that is owned or at any time acquired by a Guarantor that has been released from its Note Guarantee, concurrently with the release of such Note Guarantee,

(C)          that is or becomes Excluded Property, or

(D)          that is otherwise released in accordance with the applicable provisions of the Collateral Trust Agreement, the other Collateral Documents and any Intercreditor Agreement, but subject to any restrictions thereon set forth in this Indenture, the Collateral Trust Agreement or any Intercreditor Agreement;

(b)           With respect to any release of Collateral, upon receipt of an Officer’s Certificate and an Opinion of Counsel each stating that all conditions precedent under this Indenture, the Collateral Trust Agreement, the other Collateral Documents and any Intercreditor Agreement, as applicable, to such release have been met and that it is proper for the Trustee or Collateral Trustee to execute and deliver the documents requested by the Company in connection with such release, and any necessary or proper instruments of termination, satisfaction, discharge or release prepared by the Company, the Trustee shall, or shall cause the Collateral Trustee to, execute, deliver or acknowledge (at the Company’s expense) such instruments or releases to evidence the release and discharge of any Collateral permitted to be released pursuant to this Indenture, the Collateral Trust Agreement, the other Collateral Documents or any Intercreditor Agreement.  Neither the Trustee nor the Collateral Trustee shall be liable for any such release undertaken in reliance upon any such Officer’s Certificate or Opinion of Counsel, and notwithstanding any term hereof or in the Collateral Trust Agreement, any other Collateral Document or in any Intercreditor Agreement to the contrary, the Trustee and the Collateral Trustee shall not be under any obligation to release any such Lien and security interest, or execute and deliver any such instrument of release, satisfaction, discharge or termination, unless and until it receives such Officer’s Certificate and Opinion of Counsel.

(c)            At any time when an Event of Default has occurred and is continuing and the maturity of the Notes has been accelerated (whether by declaration or otherwise) and the Trustee has delivered notice of acceleration to the Collateral Trustee, no release of Collateral pursuant to the provisions of this Indenture or the Collateral Documents shall be effective as against the Holders, except as otherwise provided in the Collateral Trust Agreement and any Intercreditor Agreement.

(d)           Notwithstanding anything to the contrary contained herein or in any other Notes Document (other than release of security at the direction of the Holders pursuant to Section 9.02) but subject always to the second paragraph of Section 13.22, the release of any perfected Lien (or Lien purported to be perfected) over assets subject to any Swedish Security Agreement will at all times be subject to the prior written consent of the Collateral Trustee (in its sole discretion), unless the assets to be released are disposed of at Fair Market Value and the proceeds are paid directly to the Collateral Trustee towards discharge of the First Priority Notes Obligations (or are paid by the recipient into a blocked account held with the Collateral Trustee).  The Trustee and each of the Holders authorize the Collateral Trustee to release such Swedish Transaction Security in accordance with this Section 12.03(d).

Section 12.04     Suits to Protect the Collateral.  Subject to the provisions of Article 7 hereof and the Collateral Trust Agreement, the other Collateral Documents and any Intercreditor Agreement, the Trustee, without the consent of the Holders, on behalf of the Holders, may or may direct the Collateral Trustee to take all actions it determines in order to:

(a)            enforce any of the terms of the Collateral Trust Agreement, the other Collateral Documents and any Intercreditor Agreement; and

(b)           collect and receive any and all amounts payable in respect of the Obligations hereunder.

Subject to the provisions of the Collateral Trust Agreement, the other Collateral Documents and any Intercreditor Agreement, the Trustee and the Collateral Trustee shall have power to institute and to maintain such suits and proceedings as the Trustee may determine to prevent any impairment of the Collateral by any acts which may be unlawful or in violation of any of the Collateral Trust Agreement, the other Collateral Documents, any Intercreditor Agreement or this Indenture, and such suits and proceedings as the Trustee may determine to preserve or protect its interests and the interests of the Holders in the Collateral.  Nothing in this Section 12.04 shall be considered to impose any such duty or obligation to act on the part of the Trustee or the Collateral Trustee.

Section 12.05     Authorization of Receipt of Funds by the Trustee Under the Collateral Documents.  Subject to the provisions of the Collateral Trust Agreement and any Intercreditor Agreement, the Trustee is authorized to receive any funds for the benefit of the Holders distributed under the Collateral Documents, and to make further distributions of such funds to the Holders according to the provisions of this Indenture.

Section 12.06     Purchaser Protected.  In no event shall any purchaser in good faith of any property purported to be released hereunder be bound to ascertain the authority of the Collateral Trustee or the Trustee to execute the release or to inquire as to the satisfaction of any conditions required by the provisions hereof for the exercise of such authority or to see to the application of any consideration given by such purchaser or other transferee; nor shall any purchaser or other transferee of any property or rights permitted by this Article 12 to be sold be under any obligation to ascertain or inquire into the authority of the Company or the applicable Guarantor to make any such sale or other transfer.

Section 12.07     Powers Exercisable by Receiver or Trustee.  In case the Collateral shall be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Article 12 upon the Company or a Guarantor with respect to the release, sale or other disposition of such property may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Company or a Guarantor or of any Responsible Officer or Responsible Officers thereof required by the provisions of this Article 12; and if the Trustee shall be in the possession of the Collateral under any provision of this Indenture, then such powers may be exercised by the Trustee.

Section 12.08     Release Upon Termination of the Company’s Obligations.  In the event that the Company delivers to the Trustee an Officer’s Certificate certifying that (i) payment in full of the principal of, together with accrued and unpaid interest on, the Notes and all other Obligations under this Indenture, the Notes and the other Notes Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, are paid or (ii) the Company shall have exercised its Legal Defeasance option or its Covenant Defeasance option, in each case in compliance with the provisions of Article 8, and an Opinion of Counsel stating that all conditions precedent to the execution and delivery of such notice by the Trustee have been satisfied, the Trustee shall deliver to the Company and the Collateral Trustee a notice, in form reasonably satisfactory to the Collateral Trustee, stating that the Trustee, on behalf of the Holders, disclaims and gives up any and all rights it has in or to the Collateral (other than with respect to funds held by the Trustee pursuant to Article 8), and any rights it has under the Collateral Documents, and upon receipt by the Collateral Trustee of such notice, the Collateral Trustee shall be deemed not to hold a Lien in the Collateral on behalf of the Trustee and shall do or cause to be done (at the expense of the Company) all acts reasonably requested in writing by the Company to release and discharge such Lien as soon as is reasonably practicable.

Section 12.09     Collateral Trustee.

(a)            The Trustee and, by their acceptance of the Notes, the Holders hereby acknowledge and agree to the terms of the Collateral Trust Agreement (including, without limitation, Section 3.1 thereof, which provides, among other things, for the appointment of GLAS as the Collateral Trustee).

(b)           If at any time or times the Trustee shall receive (i) by payment, foreclosure, realization, set-off or otherwise, any proceeds of Collateral or any payments with respect to the Obligations arising under, or relating to, this Indenture, except for any such proceeds or payments received by the Trustee from the Collateral Trustee pursuant to the terms of this Indenture, or (ii) payments from the Collateral Trustee in excess of the amount required to be paid to the Trustee pursuant to Article 6, the Trustee shall promptly turn the same over to the Collateral Trustee, in kind, and with such endorsements as may be required to negotiate the same to the Collateral Trustee such proceeds to be applied by the Collateral Trustee pursuant to the terms of this Indenture, the Collateral Documents and any Intercreditor Agreement.

(c)            After the occurrence of an Event of Default and for so long as it is continuing, the Trustee may direct the Collateral Trustee in connection with any action required or permitted by this Indenture, the Collateral Documents or any Intercreditor Agreement.

Section 12.10     Designations.

(a)            For purposes of the provisions hereof and of the Collateral Trust Agreement and any Intercreditor Agreement, as applicable, requiring the Company to designate Debt for the purposes of the term “First Priority Obligations,” “Future First Lien Debt,” “Junior Priority Debt” or any other such designations hereunder or under the Collateral Trust Agreement or any Intercreditor Agreement, as applicable, any such designation shall be sufficient if the relevant designation is set forth in writing, signed on behalf of the Company by an Authorized Officer and delivered to the Trustee and the Collateral Trustee.

(b)           Should the Trustee obtain possession of any such Collateral, upon written request from the Company, the Trustee shall notify the Collateral Trustee thereof and promptly shall deliver such Collateral to the Collateral Trustee or otherwise deal with such Collateral in accordance with the Collateral Trust Agreement.

(c)            If the Company or any Guarantor incurs any obligations in respect of Junior Priority Debt and delivers to the Collateral Trustee an Officer’s Certificate so stating and requesting the Collateral Trustee to enter into an Intercreditor Agreement (on terms that are customary for such financings as determined by the Company in good faith reflecting the subordination of such Liens to the Liens secured by Notes and Note Guarantees) in favor of a designated agent or representative for the holders of the Junior Priority Debt so incurred, the Collateral Trustee shall (and is hereby authorized and directed to) enter into such Intercreditor Agreement (at the sole expense and cost of the Company, including reasonable and documented legal fees and expenses of the Collateral Trustee), bind the Holders on the terms set forth therein and perform and observe its obligations thereunder.

(d)           If the Company or any Guarantor incurs any obligations in respect Debt secured by Lien on Collateral ranking senior in priority to the Liens securing the Notes that is permitted under this Indenture and delivers to the Collateral Trustee an Officer’s Certificate so stating and requesting the Collateral Trustee to enter into an Intercreditor Agreement (on terms that are customary for such financings as determined by the Company in good faith reflecting the subordination of the Liens secured by Notes and Note Guarantees to such Liens) in favor of a designated agent or representative for the holders of such Debt so incurred, the Collateral Trustee shall (and is hereby authorized and directed to) enter into such Intercreditor Agreement (at the sole expense and cost of the Company, including reasonable and documented legal fees and expenses of the Collateral Trustee), bind the Holders on the terms set forth therein and perform and observe its obligations thereunder.

(e)            No provision of this Indenture, the Collateral Trust Agreement, any Intercreditor Agreement or any other Collateral Document shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or thereunder or to take or omit to take any action hereunder or thereunder or to take any action at the request or direction of Holders unless it shall have received indemnity satisfactory to the Trustee against potential costs and liabilities incurred by the Trustee relating thereto.  Notwithstanding anything to the contrary contained in this Indenture, the Collateral Trust Agreement, any Intercreditor Agreement or the other Collateral Documents, in the event the Trustee is entitled or required to commence an action to foreclose or otherwise exercise its remedies to acquire control or possession of the Collateral, the Trustee shall not be required to commence any such action or exercise any remedy or to inspect or conduct any studies of any property under the mortgages or take any such other action if the Trustee has determined that the Trustee may incur personal liability as a result of the presence at, or release on or from, the Collateral or such property, of any hazardous substances unless the Trustee has received security or indemnity from the Holders in an amount and in form all satisfactory to the Trustee in its sole discretion, protecting the Trustee from all such liability.  The Trustee shall at any time be entitled to cease taking any action described in this paragraph if it no longer reasonably deems any indemnity, security or undertaking from the Company or the Holders to be sufficient.

(f)            Notwithstanding anything to the contrary in this Indenture or any other Notes Document, in no event shall the Trustee be responsible for, or have any duty or obligation with respect to, the recording, filing, registering, perfection, protection or maintenance of the security interests or Liens intended to be created by this Indenture or the other Notes Documents (including without limitation the filing or continuation of any UCC or PPSA financing or continuation statements or similar documents or instruments (or analogous procedures under the applicable laws in the relevant jurisdiction), nor shall the Trustee be responsible for, or make, any representation regarding the validity, effectiveness or priority of any of the Collateral Documents or the security interests or Liens intended to be created thereby.

Section 12.11     No Impairment of the Security Interests.  Except as otherwise permitted under this Indenture, the Collateral Trust Agreement, any Intercreditor Agreement and the other Notes Documents, neither the Company nor any of the Guarantors will be permitted to take any action, or knowingly omit to take any action, which action or omission would have the result of materially impairing the security interest with respect to the Collateral for the benefit of the Trustee, the Collateral Trustee and the Holders of the Notes.

Section 12.12     Insurance.  The Company shall maintain insurance, and cause each of its Restricted Subsidiaries to maintain insurance, with financially sound and reputable insurers (naming the Collateral Trustee as an additional insured or loss payee, as applicable), with respect to such of its properties, against such risks, casualties and contingencies and in such types and amounts as are consistent with sound business practice, it being understood that this Section 12.12 shall not prevent the use of deductible or excess loss insurance and shall not prevent (i) the Company or any of its Subsidiaries from acting as a self-insurer or maintaining insurance with another Subsidiary or Subsidiaries of the Company so long as such action is consistent with sound business practice or (ii) the Company from obtaining and owning insurance policies covering activities of its Subsidiaries.

ARTICLE 13
MISCELLANEOUS

Section 13.01    Notices.

(a)            Any notice or communication to the Company, any Guarantor, the Trustee or the Collateral Trustee is duly given if in writing and (1) delivered in person, (2) mailed by first-class mail (certified or registered, return receipt requested), postage prepaid, or overnight air courier guaranteeing next day delivery or (3) sent by facsimile or electronic transmission, to its address:

if to the Company or any Guarantor:

Concordia International Corp.
227 Lakeshore Road East, Suite 302
Oakville, Ontario L6J1H9
Canada
Telephone: (905) 842-5150
Facsimile: (905) 842-5154
Email: adeel.ahmad@concordiarx.com
Attention: Adeel Ahmad, Chief Financial Officer

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LP
4 Times Square
New York, New York 10036
United States
Telephone: 212-735-3000
Facsimile: 917-777-2918 and 917-777-2457
Email: gregory.fernicola@skadden.com and michael.saliba@skadden.com
Attention: Greg Fernicola and Michael Saliba

if to the Trustee:

GLAS TRUST COMPANY LLC
3 Second Street, Suite 206
Jersey City, NJ 07311
Telephone: 201-839-2181
Facsimile: 212-202-6246
Email: GLASTrust@glas.agency
Attention: Administrator for Concordia International Corp.

if to the Collateral Trustee, as provided in Section 7.6 of the Collateral Trust Agreement.

The Company, any Guarantor, the Trustee or the Collateral Trustee, by like notice, may designate additional or different addresses for subsequent notices or communications.

(b)           All notices and communications (other than those sent to Holders) shall be deemed to have been duly given, whether personally delivered, sent by facsimile or electronic transmission (in PDF format), or mailed by first-class mail to the address above in Section 13.01(a), shall be deemed duly given, regardless of whether the addressee receives such notice or communication; provided that any notice or communication delivered to the Trustee or the Collateral Trustee shall be deemed effective upon actual receipt thereof.

(c)            Any notice or communication to a Holder shall be mailed by first-class mail (certified or registered, return receipt requested) or by overnight air courier guaranteeing next day delivery to its address shown on the Note Register or by such other delivery system as the Trustee agrees to accept and shall be deemed to be sufficiently given if so sent within the time prescribed.  Failure to send a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

(d)           Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice.  Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

(e)            Where this Indenture provides for notice of any event (including any notice of redemption) to a Holder of a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to the Depositary for such Note (or its designee), pursuant to the Applicable Procedures of such Depositary, if any, prescribed for the giving of such notice.

(f)            The Trustee agrees to accept and act upon notice, instructions or directions pursuant to this Indenture sent by unsecured facsimile or electronic transmission (in PDF format); provided, however, that (1) the party providing such written notice, instructions or directions, subsequent to such transmission of written instructions, shall provide the originally executed instructions or directions to the Trustee in a timely manner, and (2) such originally executed notice, instructions or directions shall be signed by an authorized representative of the party providing such notice, instructions or directions.  The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance in good faith upon and compliance with such notice, instructions or directions notwithstanding such notice, instructions or directions conflict or are inconsistent with a subsequent notice, instructions or directions.

(g)           If the Company sends a notice or communication to Holders, it shall send a copy to the Trustee and each Agent at the same time pursuant to Section 13.01(b).

Section 13.02     Communication by Holders with Other Holders.

Holders may communicate with other Holders with respect to their rights under this Indenture or the Notes.

Section 13.03     Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Company or any Guarantor to the Trustee and/or the Collateral Trustee to take any action under this Indenture, the Notes or the Collateral Documents, the Company or such Guarantor, as the case may be, shall furnish to the Trustee:

(1)           an Officer’s Certificate in form and substance reasonably satisfactory to the Trustee and the Collateral Trustee, as applicable (which shall include the statements set forth in Section 13.04) stating that, in the opinion of the signer(s), all conditions precedent and covenants, if any, provided for in this Indenture or the Collateral Documents relating to the proposed action have been complied with; and

(2)           an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee and the Collateral Trustee, as applicable (which shall include the statements set forth in Section 13.04) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been complied with.

Section 13.04     Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture or the Collateral Documents (other than a certificate provided pursuant to Section 4.04) shall include:

(1)           a statement that the Person making such certificate or opinion has read such covenant or condition;

(2)           a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)           a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with (and, in the case of an Opinion of Counsel, may be limited to reliance on an Officer’s Certificate as to matters of fact); and

(4)           a statement as to whether or not, in the opinion of such Person, such covenant or condition has been complied with.

Section 13.05     Rules by Trustee and Agents.

The Trustee may make reasonable rules for action by or at a meeting of Holders.  The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 13.06     No Personal Liability of Directors, Officers, Employees, Members, Partners and Shareholders.

No director, officer, employee, stockholder, general or limited partner or incorporator, past, present or future, of the Company or any of its Subsidiaries, as such or in such capacity, shall have any personal liability for any obligations of the Company under the Notes, any Note Guarantee, this Indenture, the Collateral Trust Agreement, the other Collateral Documents, any Intercreditor Agreement, the First Priority Credit Documents or any other documents governing First Priority Obligations, or pursuant to which liens have been granted to secure First Priority Obligations, or any other documents, instruments and agreements executed pursuant to any of the foregoing, by reason of his, her or its status as such director, officer, employee, stockholder, general or limited partner or incorporator.

Each Holder of Notes by accepting a Note waives and releases all such liability.  The waiver and release are part of the consideration for the issuance of the Notes.

Section 13.07     Governing Law.

THIS INDENTURE, THE NOTES AND ANY NOTE GUARANTEE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 13.08     Waiver of Jury Trial.

EACH OF THE COMPANY, THE GUARANTORS, THE TRUSTEE, AND, BY ACCEPTING THE BENEFITS OF THE PROVISIONS HEREOF, INCLUDING ARTICLE 7, THE COLLATERAL TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES, THE NOTE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 13.09     No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or its Restricted Subsidiaries or of any other Person.  Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 13.10     Successors.

All agreements of the Company in this Indenture and the Notes shall bind its successors.  All agreements of the Trustee in this Indenture shall bind its successors and assigns.  All agreements of each Guarantor in this Indenture shall bind its successors, except as otherwise provided in Section 10.07.

Section 13.11    Severability.

In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 13.12     Counterpart Originals.

The parties may sign any number of copies of this Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.  The exchange of copies of this Indenture and of signature pages by facsimile or .pdf transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes.  Signatures of the parties hereto transmitted by facsimile or .pdf shall be deemed to be their original signatures for all purposes.

Section 13.13     Table of Contents, Headings, Etc.

The Table of Contents, Cross-Reference Table and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 13.14     U.S.A. PATRIOT Act.

The parties hereto acknowledge that in accordance with Section 326 of the U.S.A.  PATRIOT Act, the Trustee is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee.  The parties to this Indenture agree that they shall provide the Trustee with such information as the Trustee may request in order for the Trustee to satisfy the requirements of the U.S.A. PATRIOT Act.

Section 13.15     Payments Due on Non-Business Days.

In any case where any Interest Payment Date, redemption date or repurchase date or the Stated Maturity of the Notes shall not be a Business Day, then (notwithstanding any other provision of this Indenture or of the Notes) payment of principal, premium, if any, or interest, if any, on the Notes need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date, redemption date or repurchase date, or at the Stated Maturity of the Notes; provided that no interest will accrue for the period from and after such Interest Payment Date, redemption date, repurchase date or Stated Maturity, as the case may be.

Section 13.16    Submission to Jurisdiction.

The Company and each Guarantor not organized in the United States shall appoint CT Corporation System, 111 Eighth Avenue, New York, N.Y.  10011 (or a permitted alternative) as its agent for service of process in any suit, action or proceeding with respect to this Indenture, the Notes and the Note Guarantees and for actions brought under the U.S. federal or state securities laws brought in any U.S. federal or state court located in the Borough of Manhattan in the County and City of New York.  The Company and each Guarantor irrevocably and unconditionally submit to the non-exclusive jurisdiction of the state and federal courts sitting in the Borough of Manhattan in the County and City of New York over any suit, action or proceeding arising out of or relating to this Indenture, the Notes or the Note Guarantees and for actions brought under the U.S. federal or state securities laws.  Service of any process, summons, notice or document by registered mail addressed to the Company or any Guarantor at the address above in Section 13.01 shall be effective service of process against the Company or any Guarantor for any suit, action or proceeding brought in any such court.  The Company and each Guarantor irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum.  A final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon the Company and each Guarantor and may be enforced in any other courts to whose jurisdiction the Company is or may be subject, by suit upon judgment.  The Company and each Guarantor further agrees that nothing herein shall affect any Holder’s right to effect service of process in any other manner permitted by law or bring a suit action or proceeding (including a proceeding for enforcement of a judgment) in any other court or jurisdiction in accordance with applicable law.

Section 13.17     Waiver of Immunity.

To the extent that each of the Company and the Guarantors, or any of their respective properties, assets or revenues may have or may hereafter become entitled to, or have attributed to each of the Company and the Guarantors, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any Canadian, New York state or U.S. federal court, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any such court in which proceedings may at any time be commenced, with respect to the obligations and liabilities of each of the Company and the Guarantors or any other matter under or arising out of or in connection with this Indenture, each of the Company and the Guarantors hereby irrevocably and unconditionally waives or will waive such right to the extent permitted by applicable law, and agree not to plead or claim, any such immunity and consent to such relief and enforcement.

Section 13.18     Conversion of Currency.

If for the purposes of obtaining judgment in any court it is necessary to convert a sum due under this Indenture to the Holder from U.S. dollars to another currency, the Company and each Guarantor has agreed, and each Holder by holding such Note will be deemed to have agreed, to the fullest extent that the Company, each Guarantor and they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures such Holder could purchase U.S. dollars with such other currency in New York City, New York on the Business Day preceding the day on which final judgment is given.

The Company’s and Guarantors’ obligations to any Holder will, notwithstanding any judgment in a currency (the “Judgment Currency”) other than U.S. dollars, be discharged only to the extent that on the Business Day following receipt by such Holder or the Trustee, as the case may be, of any amount in such Judgment Currency, such Holder may in accordance with normal banking procedures purchase U.S. dollars with the Judgment Currency.  If the amount of the U.S. dollars so purchased is less than the amount originally to be paid to such Holder or the Trustee in the Judgment Currency (as determined in the manner set forth in the preceding paragraph), as the case may be, each of the Company and the Guarantors, jointly and severally, agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Holder and the Trustee, as the case may be, against any such loss.  If the amount of the U.S. dollars so purchased is more than the amount originally to be paid to such Holder or the Trustee, as the case may be, such Holder or the Trustee, as the case may be, will pay the Company and the Guarantors, such excess; provided that such Holder or the Trustee, as the case may be, shall not have any obligation to pay any such excess if the Company or the Guarantors shall have failed to pay any Holder or the Trustee any amounts then due and payable under such Note or this Indenture, in which case such excess shall be applied by such Holder or the Trustee to satisfy (to the extent thereof) such Obligations.

Section 13.19     Accounting Provisions.

Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with IFRS, as in effect from time to time; provided that, in the event that any Accounting Change occurs and such change results in a change in the method of calculation of financial covenants, standards or terms, as determined in good faith by the Company, then, upon the written notice of the Company to the Trustee, such financial covenants, standards or terms shall be calculated on the same basis as calculated prior to giving effect to such Accounting Change and as if such Accounting Change had not occurred.  Any such election with respect to such Accounting Change may not thereafter be changed.

Notwithstanding anything to the contrary above or in the definition of “Capital Lease Obligations,” in the event of a change under IFRS (or the application thereof) requiring all leases to be capitalized, only those leases that would result or would have resulted in Capital Lease Obligations on the Issue Date (assuming for purposes hereof that they were in existence on the Issue Date) shall be considered Capital Lease Obligations and all calculations and deliverables under the Indenture shall be made in accordance therewith.

Section 13.20     Criminal Rate.

Notwithstanding any other provision herein to the contrary, if any provision of this Indenture or of any of the other Notes Documents would obligate any Canadian Domiciled Grantor to make any payment of interest or other amount payable to any First Priority Notes Secured Party in an amount which would be prohibited by applicable law or calculated at a rate that would exceed or result in a receipt by such First Priority Notes Secured Party of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)) then, notwithstanding such provisions, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by applicable law or so result in a receipt by such First Priority Notes Secured Party of interest at a rate which constitutes a criminal rate, such adjustment to be effected, to the extent necessary, as follows: (1) firstly, by reducing the amount or rate of interest required to be paid to such First Priority Notes Secured Party; and (2) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to such First Priority Notes Secured Party which would constitute “interest” for purposes of Section 347 of the Criminal Code (Canada).  Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if a First Priority Notes Secured Party shall have received an amount in excess of the maximum permitted by Section 347 of the Criminal Code (Canada) from a Canadian Domiciled Grantor, such Canadian Domiciled Grantor shall be entitled, by notice in writing to such First Priority Notes Secured Party, to obtain reimbursement from such First Priority Notes Secured Party in an amount equal to such excess and, pending such reimbursement, such amount shall be deemed to be an amount payable by such First Priority Notes Secured Party to such Canadian Domiciled Grantor. Any amount or rate of interest referred to in this Section 13.20 shall be determined in accordance with IFRS as an effective annual rate of interest over the term that the applicable First Priority Notes Obligation remains outstanding on the assumption that any charges, fees or expenses that fall within the meaning of “interest” (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the Issue Date to the maturity thereof, whether at Stated Maturity, by acceleration or otherwise, and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Trustee shall be conclusive for the purposes of such determination.

Section 13.21     Limitations Act, 2002 (Ontario).

Each of the parties hereto agree that any and all limitation periods provided for in the Limitations Act, 2002 (Ontario), as amended from time to time, or any other applicable law limiting the time for which an action may be commenced shall be excluded from application to the First Priority Notes Obligations and any undertaking, covenant, indemnity or other agreement of each Grantor hereunder, in each case, to fullest extent permitted by the Limitations Act, 2002 (Ontario) or applicable law.

Section 13.22     Collateral Trust Agreement.

Reference is made to the Collateral Trust Agreement. Not in limitation but in furtherance of Section 12.09, each Holder, by its acceptance of a Note, (a) consents to the priority of payments provided for in the Collateral Trust Agreement, (b) agrees that it will be bound by and will take no actions contrary to the provisions of the Collateral Trust Agreement and (c) authorizes and instructs the Collateral Trustee to enter into the Collateral Trust Agreement as the Collateral Trustee and on behalf of such Holder, including without limitation, making the representations of the Holders contained therein, and including any amendments, restatements or supplements thereto providing for, inter alia, substantially the same rights, priorities and obligations referred to in the Collateral Trust Agreement and covering any other matters incidental thereto.

Notwithstanding anything to the contrary contained herein:

(a)
in the event of any conflict between the provisions of this Indenture or any Note and the provisions of the Collateral Trust Agreement, the provisions of the Collateral Trust Agreement shall govern and control;

(b)
neither this Indenture, any Note nor any provision hereof or thereof may be amended, modified or waived in any manner that adversely impacts the rights, duties, obligations, protections or immunities of the Collateral Trustee in its capacity as Collateral Trustee except pursuant to an agreement or agreements in writing entered into by the Collateral Trustee; and

(c)
the Collateral Trustee shall be an intended third party beneficiary of Articles 7 and 12 and Sections 9.05, 13.07, 13.08, 13.09, 13.16 and 13.17 of the Indenture and this Section 13.22 and shall be entitled to enforce such provisions directly (and no amendment or modification to such provisions in respect of the Collateral Trustee may be made without the prior written consent of the Collateral Trustee).

Section 13.23     Plan Sponsor Notice to Trustee.

Each Holder and beneficial owner of an interest in a Note that, in either case, is a Plan Sponsor shall promptly provide to the Trustee written notice of the aggregate principal amount of the Notes held by such Holder or beneficial owner, as the case may be, and its controlled affiliates (which shall include “Affiliates” as defined in the Company’s articles, as amended) upon any change in the amount of such holdings and, if such notice results in a change in the Applicable Voting Percentage, then the Trustee shall notify the Company of any such change in the Applicable Voting Percentage. The Trustee shall be entitled to rely conclusively on all such notices absent manifest error.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

CONCORDIA INTERNATIONAL CORP., as the Company

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Chief Financial Officer

CONCORDIA LABORATORIES INC., a société à responsabilité limitée incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 8-10, avenue de la Gare, L-1610 Luxembourg and registered with the Registre de Commerce et des Sociétés, Luxembourg under number B 200376, as a Guarantor

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Type A manager

CONCORDIA PHARMACEUTICALS INC., a société à responsabilité limitée incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 8-10, avenue de la Gare, L-1610 Luxembourg and registered with the Registre de Commerce et des Sociétés, Luxembourg under number B 200344, as a Guarantor

By:	/s/ Adeel Ahmad
	Name:	/s/ Adeel Ahmad
	Title:	Type A manager

[Concordia  – Signature Page to the Indenture]

AMDIPHARM MERCURY UK LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Director

CONCORDIA INVESTMENT HOLDINGS (UK) LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Director

CONCORDIA FINANCING (JERSEY) LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Director

CONCORDIA INVESTMENTS (JERSEY) LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Director

CONCORDIA HOLDINGS (JERSEY) LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Director

[Concordia  – Signature Page to the Indenture]

AMDIPHARM MERCURY INTERNATIONAL LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Director

AMDIPHARM AG, as a Guarantor

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Director

AMDIPHARM B.V., as a Guarantor

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Director

AMDIPHARM MERCURY HOLDCO UK LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Director

CONCORDIA INTERNATIONAL RX (UK) LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Director

[Concordia  – Signature Page to the Indenture]

PRIMEGEN LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Director

MERCURY PHARMA GROUP LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Director

FOCUS PHARMA HOLDINGS LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Director

MERCURY PHARMA (GENERICS) LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Director

MERCURY PHARMACEUTICALS LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Director

[Concordia  – Signature Page to the Indenture]

FOCUS PHARMACEUTICALS LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Director

AMDIPHARM LIMITED, as a Guarantor
/s/ Michael Cullen
Director

/s/ Madeline Donnelly
Director / Secretary

[Concordia  – Signature Page to the Indenture]

MERCURY PHARMA INTERNATIONAL
LIMITED, as a Guarantor
/s/ Adeel Ahmad
Director

/s/ Vikram Kamath
Director / Secretary

MERCURY PHARMACEUTICALS
(IRELAND) LIMITED, as a Guarantor
/s/ Adeel Ahmad
Director

/s/ Vikram Kamath
Director / Secretary

AMDIPHARM HOLDINGS, a société à responsabilité limitée incorporated in Luxembourg, having its registered office at 46A, avenue J.F. Kennedy, L-1855 Luxembourg, and registered with the Registre de Commerce et des Sociétés, Luxembourg under number B105086, as a Guarantor

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Manager

[Concordia  – Signature Page to the Indenture]

ABCUR AB, as a Guarantor

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Director

CONCORDIA INVESTMENT HOLDINGS (JERSEY) LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Director

[Concordia  – Signature Page to the Indenture]

GLAS TRUST COMPANY LLC, as Trustee

By:	/s/ Martin Reed
	Name:	Martin Reed
	Title:	Vice President

[Concordia  – Signature Page to the Indenture]

EXHIBIT A

FORM OF NOTE

[FORM OF FACE OF NOTE]

[Insert the Private Placement Legend, if applicable, pursuant to the provisions of the Indenture]

[Insert the Global Notes Legend, if applicable, pursuant to the provisions of the Indenture]

[Insert the Canadian Restricted Legend, if applicable, pursuant to the provisions of the Indenture]

[Insert the Regulation S Temporary Global Notes Legend, if applicable, pursuant to the provisions of the Indenture]

[Insert the OID Legend, if applicable, pursuant to the provisions of the Indenture]

CUSIP [             ]
ISIN [          ]

 [RULE 144A] [REGULATION S] [GLOBAL] NOTE

8.000% First Lien Senior Secured Notes due 2024

No. [ ]	[$ ]

CONCORDIA INTERNATIONAL CORP.

for value received promises to pay to [CEDE & CO.]1 [              ] or registered assigns the principal sum of [$       (       Dollars), [or such greater or lesser amount as indicated by the Schedule of Exchanges of Interests in the Global Note attached hereto,]2  [$       (      Dollars)]3 on September 6, 2024.

Interest Payment Dates: April 1 and October 1, commencing April 1, 2019

Record Dates: March 15 and September 15

1 Include in Global Notes
2 Include in Global Notes
3 Include in Definitive Notes

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

CONCORDIA INTERNATIONAL CORP.

By:
Name:
Title:

Dated: [                            ] [     ], 20[    ]

CERTIFICATE OF AUTHENTICATION

This is one of the Notes referred to in the within-mentioned Indenture:

GLAS TRUST COMPANY LLC, as Trustee

By:
Authorized Signatory

Dated: [                            ] [     ], 20[    ]

[Reverse Side of Note]

8.000% First Lien Senior Secured Notes due 2024

1.           INTEREST. Concordia International Corp., a corporation continued under the laws of Canada (the “Company”), promises to pay interest on the principal amount of this Note at 8.000% per annum from and including [                            ] [     ], 20[    ] until but excluding maturity. The Company shall pay interest if any, semi-annually in arrears on April 1 and October 1 of each year or, if any such day is not a Business Day, on the next succeeding Business Day (each, an “Interest Payment Date”). Interest on the Notes shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of original issuance; provided that the first Interest Payment Date shall be [                            ] [     ], 20[    ]. The Company shall pay interest (including Post-Petition Interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, at the rate equal to the then applicable interest rate on the Notes to the extent lawful; it shall pay interest (including Post-Petition Interest in any proceeding under any Bankruptcy Law) on overdue installments of interest, if any (without regard to any applicable grace periods) at the same rate to the extent lawful. Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

2.           METHOD OF PAYMENT. The Company shall pay interest on the Notes to the Persons who are registered holders of the Notes at the close of business on March 15 and September 15 (whether or not a Business Day), as the case may be, immediately preceding the related Interest Payment Date, even if such Notes are canceled after such Record Date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. Principal, premium, if any, and interest, if any, on the Notes shall be payable at the office or agency of the Company maintained for such purpose; provided that payment by wire transfer of immediately available funds shall be required with respect to principal, premium, if any, and interest, if any, on all Global Notes and all other Notes the Holders of which shall have provided wire transfer instructions to the Company or the Paying Agent at least five Business Days prior to the applicable payment date. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

3.           PAYING AGENT AND REGISTRAR. Initially, GLAS Trust Company LLC, the Trustee under the Indenture, shall act as Paying Agent and Registrar. The Company may change any Paying Agent or Registrar without prior notice to the Holders. The Company or any Affiliate incorporated or organized within the United States of America may act as Paying Agent (except for purposes of Article 8 of the Indenture) or Registrar.

4.           INDENTURE. The Company issued the Notes under an Indenture, dated as of September 6, 2018 (the “Indenture”), among Concordia International Corp., the Guarantors party thereto from time to time and GLAS Trust Company LLC, as trustee (in such capacity, the “Trustee”). This Note is one of a duly authorized issue of notes of the Company designated as its 8.000% First Lien Senior Secured Notes due 2024. The Company shall be entitled to issue Additional Notes pursuant to Section 2.01, 4.09 and 4.12 of the Indenture. The Notes and any Additional Notes issued under the Indenture shall be treated as a single class of securities under the Indenture. The terms of the Notes include those stated in the Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of such terms. Any capitalized term used in this Note that is defined in the Indenture shall have the meaning assigned to such term in the Indenture. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

5.           REDEMPTION AND REPURCHASE. The Notes are subject to optional redemption, and may be subject to an Offer to Purchase, as further described in the Indenture. The Company shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

6.           DENOMINATIONS, TRANSFER AND EXCHANGE. The Notes are in registered form without coupons in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and Holders shall be required to pay any taxes and fees required by law or permitted by the Indenture. The Company need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part.

7.           PERSONS DEEMED OWNERS. The registered Holder of a Note may be treated as its owner for all purposes.

8.           AMENDMENT, SUPPLEMENT AND WAIVER. The Indenture, the Note Guarantees, the Notes, the Collateral Documents or any Intercreditor Agreement may be amended, supplemented or waived as provided in the Indenture.

9.           DEFAULTS AND REMEDIES. The Events of Default relating to the Notes are defined in Section 6.01 of the Indenture. Upon the occurrence of an Event of Default, the rights and obligations of the Company, the Guarantors, the Trustee, the Collateral Trustee and the Holders shall be as set forth in the applicable provisions of the Indenture and the Collateral Documents.

10.           AUTHENTICATION. This Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated by the manual, facsimile or PDF signature of an authorized signatory, by or on behalf of the Trustee.

11.           GOVERNING LAW. THIS NOTE, THE INDENTURE AND THE GUARANTEES WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

12.           CUSIP AND ISIN NUMBERS. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP and ISIN numbers to be printed on the Notes, and the Trustee may use CUSIP and ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption, and reliance may be placed only on the other identification numbers placed thereon.

13.           SECURITY. This Note will be secured by the Collateral on the terms and subject to the conditions set forth in the Indenture, the Collateral Documents and any Intercreditor Agreement. The Collateral Trustee holds the Collateral in trust and, for the purposes of Swedish law, as agent for the benefit of, among others, the Holders and the Trustee and pursuant to the terms of the Collateral Documents and any Intercreditor Agreement. Each Holder, by accepting this Note, consents and agrees to the terms of the Collateral Documents (including the Collateral Trust Agreement) (including the provisions providing for the possession, use, release and foreclosure of Collateral and the creation of the Parallel Obligations (as defined in the Collateral Trust Agreement)) as the same may be in effect or may be amended from time to time in accordance with their terms, the Indenture and any Intercreditor Agreement and authorizes and directs the Collateral Trustee to enter into the Collateral Documents and any Intercreditor Agreement and to perform its obligations and exercise its rights thereunder in accordance therewith.

The Company shall furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to the Company at the following address:

Concordia International Corp.
227 Lakeshore Road East, Suite 302
Oakville, Ontario L6J1H9
Canada
Facsimile: (905) 842-5154
Attention: Adeel Ahmad, Chief Financial Officer

ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:
(Insert assignee’s legal name)

(Insert assignee’s social security or tax identification number)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint
to transfer this Note on the books of the Company. The agent may substitute another to act for him

Date:
Your Signature:
(Sign exactly as your name appears on the face of this Note)

Signature Guarantee*:

* Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Company pursuant to Section 4.10 or 4.14 of the Indenture, check the appropriate box below:

[  ] Section 4.10           [  ] Section 4.14

If you want to elect to have only part of this Note purchased by the Company pursuant to Section 4.10 or Section 4.14 of the Indenture, state the amount you elect to have purchased:

$	(minimum principal amount of $1,000 and integral multiples of $1,000 in excess thereof)

Date:

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Tax Identification No.:

Signature Guarantee*:

* Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE*

The initial outstanding principal amount of this Global Note is $        . The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global Note or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Custodian

*This schedule should be included only if the Note is issued in global form.

EXHIBIT B

FORM OF CERTIFICATE OF TRANSFER

Concordia International Corp.
227 Lakeshore Road East, Suite 302
Oakville, Ontario L6J1H9
Canada
Facsimile: (905) 842-5154
Attention: Adeel Ahmad, Chief Financial Officer

GLAS Trust Company LLC, as Trustee
3 Second Street, Suite 206
Jersey City, New Jersey 07311

Re: 8.000% First Lien Senior Secured Notes due 2024

Reference is hereby made to the Indenture, dated as of September 6, 2018 (the “Indenture”), among Concordia International Corp. (the “Company”), the Guarantors party thereto from time to time and GLAS Trust Company LLC, as trustee (in such capacity, the “Trustee”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Indenture.

                                        (the “Transferor”) owns and proposes to transfer the Note[s] or beneficial interest in such Note[s] specified in Annex A hereto in the principal amount of $                in such Note[s] or beneficial interests in such Note[s] (the “Transfer”) to                                     (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

1.           CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN THE 144A GLOBAL NOTE OR A DEFINITIVE NOTE PURSUANT TO RULE 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Note is being transferred to a Person that the Transferor reasonably believes is purchasing the beneficial interest or Definitive Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Note and/or the Definitive Note and in the Indenture and the Securities Act.

2.           CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN THE REGULATION S TEMPORARY GLOBAL NOTE, THE REGULATION S PERMANENT GLOBAL NOTE OR A DEFINITIVE NOTE PURSUANT TO REGULATION S. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a Person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the Transfer was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the Transfer was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act, (iii) the Transfer is not part of a plan or scheme to evade the registration requirements of the Securities Act and (iv) if the proposed Transfer is being made prior to the expiration of the Restricted Period, the Transfer is not being made to a U.S. Person or for the account or benefit of a U.S. Person. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on Transfer enumerated in the Private Placement Legend printed on the Regulation S Temporary Global Note, the Regulation S Permanent Global Note and/or the Restricted Definitive Note and in the Indenture and the Securities Act.

3.           CHECK AND COMPLETE IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN A GLOBAL NOTE OR A DEFINITIVE NOTE PURSUANT TO ANY PROVISION OF THE SECURITIES ACT OTHER THAN RULE 144A OR REGULATION S. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Notes and Restricted Definitive Notes and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and, accordingly, the Transferor hereby further certifies that (check one):

(a)           such Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act;

or

(b)           such Transfer is being effected to the Company or a Subsidiary thereof;

or

(c)           such Transfer is being effected pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act;

or

(d)           such Transfer is being effected to an Institutional Accredited Investor and pursuant to an exemption from the registration requirements of the Securities Act other than Rule 144A, Rule 144, Rule 903 or Rule 904, and the Transferor hereby further certifies that it has not engaged in any general solicitation within the meaning of Regulation D under the Securities Act and the Transfer complies with the transfer restrictions applicable to beneficial interests in a Restricted Global Note or a Restricted Definitive Note and the requirements of the exemption claimed, which certification is supported by (1) a certificate executed by the Transferee and (2) if such Transfer is in respect of the aggregate principal amount of the Notes at the time of Transfer of less than $100,000, an Opinion of Counsel provided by the Transferor or the Transferee (a copy of which the Transferor has attached to this certificate), to the effect that such Transfer is in compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Note and in the Indenture and the Securities Act.

4.           CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL NOTE OR AN UNRESTRICTED DEFINITIVE NOTE.

CHECK IF TRANSFER IS PURSUANT TO RULE 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 to a Person who is not an affiliate (as defined in Rule 144) of the Company under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Note or the Restricted Definitive Note and in the Indenture and the Securities Act.

CHECK IF TRANSFER IS PURSUANT TO REGULATION S. (i) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act to a Person who is not an affiliate (as defined in Rule 144) of the Company and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Note or the Restricted Definitive Note and in the Indenture and the Securities Act.

CHECK IF TRANSFER IS PURSUANT TO OTHER EXEMPTION. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 to a Person who is not an affiliate (as defined in Rule 144) of the Company and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Note or the Restricted Definitive Note and in the Indenture and the Securities Act.

5.           CHECK IF TRANSFEROR IS AN AFFILIATE OF THE COMPANY.

6.           CHECK IF TRANSFEREE IS AN AFFILIATE OF THE COMPANY.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

ANNEX A TO CERTIFICATE OF TRANSFER

1.           The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b)]

(a)           a beneficial interest in the:

(i)           144A Global Note (CUSIP [           ]), or

(ii)           Regulation S Global Note (CUSIP [           ]), or

(b)           a Restricted Definitive Note.

2.           After the Transfer, the Transferee will hold:

[CHECK ONE]

(a)           a beneficial interest in the:

(i)           144A Global Note (CUSIP [           ]), or

(ii)           Regulation S Global Note (CUSIP [           ]), or

(iii)           Unrestricted Global Note (CUSIP [           ]), or

(b)           a Restricted Definitive Note; or

(c)           an Unrestricted Definitive Note,

           in accordance with the terms of the Indenture.

EXHIBIT C

FORM OF CERTIFICATE OF EXCHANGE

Concordia International Corp.
227 Lakeshore Road East, Suite 302
Oakville, Ontario L6J1H9
Canada
Facsimile: (905) 842-5154
Attention: Adeel Ahmad, Chief Financial Officer

GLAS Trust Company LLC, as Trustee
3 Second Street, Suite 206
Jersey City, New Jersey 07311

Re: 8.000% First Lien Senior Secured Notes due 2024

Reference is hereby made to the Indenture, dated as of September 6, 2018 (the “Indenture”), among Concordia International Corp., the Guarantors party thereto from time to time and GLAS Trust Company LLC, as trustee (in such capacity, the “Trustee”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Indenture.

                         (the “Owner”) owns and proposes to exchange the Note[s] or beneficial interest in such Note[s] specified herein in the principal amount of $                in such Note[s] or beneficial interests in such Note[s] (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that:

1)           EXCHANGE OF RESTRICTED DEFINITIVE NOTES OR BENEFICIAL INTERESTS IN A RESTRICTED GLOBAL NOTE FOR UNRESTRICTED DEFINITIVE NOTES OR BENEFICIAL INTERESTS IN AN UNRESTRICTED GLOBAL NOTE

a)           CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE TO BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL NOTE. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a beneficial interest in an Unrestricted Global Note in an equal principal amount, the Owner hereby certifies that (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Notes and pursuant to and in accordance with the United States Securities Act of 1933, as amended (the “Securities Act”), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act, (iv) the beneficial interest in an Unrestricted Global Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States and (v) the Owner is not an affiliate (as defined in Rule 144) of the Company.

b)           CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE TO UNRESTRICTED DEFINITIVE NOTE. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for an Unrestricted Definitive Note, the Owner hereby certifies that (i) the Definitive Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act, (iv) the Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States and (v) the Owner is not an affiliate (as defined in Rule 144) of the Company.

c)           CHECK IF EXCHANGE IS FROM RESTRICTED DEFINITIVE NOTE TO BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL NOTE. In connection with the Owner’s Exchange of a Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note, the Owner hereby certifies that (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act, (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States and (v) the Owner is not an affiliate (as defined in Rule 144) of the Company.

d)           CHECK IF EXCHANGE IS FROM RESTRICTED DEFINITIVE NOTE TO UNRESTRICTED DEFINITIVE NOTE. In connection with the Owner’s Exchange of a Restricted Definitive Note for an Unrestricted Definitive Note, the Owner hereby certifies that (i) the Unrestricted Definitive Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act, (iv) the Unrestricted Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States and (v) the Owner is not an affiliate (as defined in Rule 144) of the Company.

2)           EXCHANGE OF RESTRICTED DEFINITIVE NOTES OR BENEFICIAL INTERESTS IN RESTRICTED GLOBAL NOTES FOR RESTRICTED DEFINITIVE NOTES OR BENEFICIAL INTERESTS IN RESTRICTED GLOBAL NOTES

a)           CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE TO RESTRICTED DEFINITIVE NOTE. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a Restricted Definitive Note with an equal principal amount, the Owner hereby certifies that the Restricted Definitive Note is being acquired for the Owner’s own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Definitive Note issued will continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Note and in the Indenture and the Securities Act.

b)           CHECK IF EXCHANGE IS FROM RESTRICTED DEFINITIVE NOTE TO BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE. In connection with the Exchange of the Owner’s Restricted Definitive Note for a beneficial interest in the [CHECK ONE] [ ] 144A Global Note [ ] Regulation S Global Note, with an equal principal amount, the Owner hereby certifies that (i) the beneficial interest is being acquired for the Owner’s own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Note and in the Indenture and the Securities Act.

3)           CHECK IF OWNER IS AN AFFILIATE OF THE COMPANY.

4)           CHECK IF OWNER IS EXCHANGING THIS NOTE IN CONNECTION WITH AN EXPECTED TRANSFER TO AN AFFILIATE OF THE COMPANY.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

EXHIBIT D

FORM OF SUPPLEMENTAL INDENTURE
TO BE DELIVERED BY SUBSEQUENT GUARANTORS

THIS SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of [                            ] [     ], 20[    ], among Concordia International Corp., a corporation continued under the laws of Canada (the “Company”), [       ], a subsidiary of the Company organized under the laws of [       ] (the “Guaranteeing Subsidiary”), and GLAS Trust Company LLC, as trustee (in such capacity, the “Trustee”).

W I T N E S S E T H:

WHEREAS, each of the Company and the Guarantors (as defined in the Indenture referred to below) has heretofore executed and delivered to the Trustee the Indenture, dated as of September 6, 2018 (as amended, supplemented or otherwise modified, the “Indenture”), providing for the issuance of an unlimited aggregate principal amount of 8.000% First Lien Senior Secured Notes due 2024 (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally Guarantee all of the Company’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein and under the Indenture; and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

1.           Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.           Guarantor. The Guaranteeing Subsidiary hereby agrees to be a Guarantor under the Indenture and to be bound by the terms of the Indenture applicable to Guarantors, including, without limitation, Article 10 thereof.

3.           Governing Law. THIS SUPPLEMENTAL INDENTURE WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

4.           Waiver of Jury Trial. EACH OF THE COMPANY, THE GUARANTEEING SUBSIDIARY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE, THE INDENTURE, THE NOTES, THE NOTE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

5.           Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or .pdf transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or .pdf shall be deemed to be their original signatures for all purposes.

6.           Headings. The headings of the Sections of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

7.           The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Company.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.

Concordia International Corp.

By:
Name:
Title:

[NAME OF GUARANTEEING SUBSIDIARY]

By:
Name:
Title:

GLAS TRUST COMPANY LLC, as Trustee

By:
Name:
Title: